    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 11, 1996



                                                       REGISTRATION NO. 33-80223

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ICC TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                   DELAWARE                                    23-2368845
        (STATE OR OTHER JURISDICTION OF                     (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

                        441 NORTH 5TH STREET, SUITE 102
                        PHILADELPHIA, PENNSYLVANIA 19123
                                 (215) 625-0700
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                           RICHARD P. JAFFE, ESQUIRE
                     MESIROV GELMAN JAFFE CRAMER & JAMIESON
                         1735 MARKET STREET, 38TH FLOOR
                          PHILADELPHIA, PA 19103-7598
                                 (215) 994-1046
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                    Copy to:

                           RICHARD J. BUSIS, ESQUIRE
                               COZEN AND O'CONNOR
                               1900 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19103

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------




    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

              CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                      OF INFORMATION REQUIRED BY FORM S-2
                    FILED AS PART OF REGISTRATION STATEMENT



  ITEM
 NUMBER
   IN
FORM S-2                ITEM CAPTION IN FORM S-2                             CAPTION IN PROSPECTUS
---------  --------------------------------------------------  --------------------------------------------------
    1      Forepart of Registration Statement and
             Outside Front Cover Page of
             Prospectus......................................  Cover Page
    2      Inside Front and Outside Back Cover Pages of
             Prospectus......................................  Inside Front and Outside Back Cover Pages
    3      Summary of Information, Risk Factors and Ratio of
             Earnings to Fixed Charges.......................  Prospectus Summary; Risk Factors; Inapplicable
    4      Use of Proceeds...................................  Use of Proceeds
    5      Determination of Offering Price...................  Cover Page
    6      Dilution..........................................  Dilution
    7      Selling Security Holders..........................  Inapplicable
    8      Plan of Distribution..............................  Underwriting; Notice to Canadian Residents
    9      Description of Securities to be Registered........  Description of Capital Stock
   10      Interests of Named Experts and Counsel............  Inapplicable
   11      Information with Respect to Registrant............  Prospectus Summary; Risk Factors; Price Range of
                                                                 Common Stock; Dividend Policy; Dilution;
                                                                 Capitalization; Selected Consolidated Financial
                                                                 Data of the Company; Management's Discussion and
                                                                 Analysis of Financial Condition and Results of
                                                                 Operations; Business; Management; Principal
                                                                 Stockholders; Certain Transactions; Description
                                                                 of Capital Stock; Shares Eligible for Future
                                                                 Sale; Incorporation of Certain Information by
                                                                 Reference; Financial Statements
   12      Incorporation of Certain Information by
             Reference.......................................  Incorporation of Certain Information by Reference
   13      Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities.....................................  Indemnification of Directors, Officers and
                                                                 Controlling Persons

Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




                 SUBJECT TO COMPLETION, DATED JANUARY 11, 1996

PROSPECTUS

                                2,500,000 SHARES


                          [ICC TECHNOLOGIES, INC. LOGO]


                                  COMMON STOCK
                            ------------------------


     All of the 2,500,000 shares of Common Stock of ICC Technologies, Inc. (the 'Company') offered hereby are being sold by the Company. The Common Stock is traded on the Nasdaq Small Cap Market under the symbol 'ICGN'; however, the Company has applied for the listing of its Common Stock on the Nasdaq National Market as of the effective date of this offering. On January 10, 1996, the reported last sale price of the Common Stock, as reported by Nasdaq, was $10.75. See 'Price Range of Common Stock.'


                            ------------------------


     THE COMMON STOCK OFFERED HEREBY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. THE COMPANY HAS EXPERIENCED LOSSES SINCE INCEPTION. SEE 'RISK FACTORS' COMMENCING ON PAGE 8 OF THIS PROSPECTUS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                                                                   UNDERWRITING
                                                                  PRICE TO         DISCOUNTS AND           PROCEEDS TO
                                                                   PUBLIC         COMMISSIONS(1)            COMPANY(2)
Per Share.....................................................        $                  $                      $
Total(3)......................................................  $                  $                      $


(1) See 'Underwriting' for a description of certain indemnification and other arrangements with the several Underwriters.


(2) Before deducting estimated aggregate expenses for the offering of $395,000 payable by the Company.

(3) The Company has granted to the Underwriters an option, exercisable for 45 days from the date of this Prospectus, to purchase up to an additional 375,000 shares of Common Stock solely to cover over-allotments. If this option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $         ,
    $         and $         , respectively. See 'Underwriting.'
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain other conditions, including the Underwriters' right to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made against payment therefor at the offices of Janney Montgomery Scott Inc. in Philadelphia,
Pennsylvania on or about              , 1996.
                            ------------------------

JANNEY MONTGOMERY SCOTT INC.                   GERARD KLAUER MATTISON & CO., LLC

               The date of this Prospectus is              , 1996

                      IT'S NOT THE HEAT, IT'S THE HUMIDITY



     The most effective way to deal with heat and humidity is to manage them independently. Conventional refrigerant-based air conditioning equipment removes moisture primarily as a by-product of the cooling process, sometimes requiring cooling air below desired levels which wastes energy. Englehard/ICC's systems employ innovative desiccant and honeycomb rotor technology to control humidity independently of temperature.



     The removal of humidity from outside air is often a significant challenge for air conditioning systems. The following chart illustrates the number of hours per month that the outdoor humidity and temperature exceed indoor air temperature of 75 degrees Fahrenheit and 50 percent relative humidity in six major cities around the world.


                                   WASHINGTON


                     [Graph Described in Appendix A, No. 1]
                           Dehumidification 3854 Hours
                               Cooling 1974 Hours

                                    NEW YORK

                     [Graph Described in Appendix A, No. 1]

                           Dehumidification 2566 Hours
                               Cooling 1280 Hours

                                     HOUSTON

                     [Graph Described in Appendix A, No. 1]

                           Dehumidification 6110 Hours
                               Cooling 3393 Hours

                                      TAMPA

                     [Graph Described in Appendix A, No. 1]

                           Dehumidification 7036 Hours
                               Cooling 4112 Hours

                                     TAIPEI

                     [Graph Described in Appendix A, No. 1]

                           Dehumidification 7483 Hours
                               Cooling 3924 Hours

                                      TOKYO

                     [Graph Described in Appendix A, No. 1]

                           Dehumidification 3496 Hours
                               Cooling 1333 Hours





Engineering Weather Data, Departments of Airforce Army and Navy -- July 1978


                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE 'UNDERWRITING.'

                    [PICTURE DESCRIBED IN APPENDIX A, NO. 2]

                                DESICCANT COOLING



 1. Recirculated or up to 100% fresh air is drawn into the unit by a fan and pushed through a slowly turning desiccant rotor.



 2. The desiccant rotor removes the majority of moisture from the air and in the process warms the air.



 3. The warm, dry air is driven through a heat exchange rotor that cools the airstream.



 4. Post-cooling options to further lower the process air temperature include an evaporative cooler (which partially rehumidifies the air without using any refrigerants) or a cooling coil. A hot water coil for winter heat is standard in the DESI/AIR(Registered) and Desert Cool(Trademark) systems.



 5. Outside air or building exhaust air is drawn into the regeneration airstream.



 6. An evaporative cooler saturates the regeneration airstream with water, significantly lowering its temperature.


 7. The cooled air is drawn through the heat exchange rotor, cooling (regenerating) the heat exchange rotor and warming the regeneration air.


 8. The regeneration airstream is further heated by a heating coil and is drawn through the desiccant rotor to dry (regenerate) it.


 9.    A fan exhausts the regeneration airstream to the outside atmosphere.


10.    Boiler in natural gas models.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     This Prospectus constitutes part of a registration statement on Form S-2 (the 'Registration Statement') filed by the Company with the Commission under the Securities Act of 1933, as amended (the 'Securities Act'). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the Year ended December 31, 1994, which incorporates by reference certain portions of its definitive Proxy Statement dated April 26, 1995 distributed to the Company's stockholders in connection with the annual meeting of stockholders held on June 1, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1995; (iii) the Company's Quarterly Report on Form 10-Q/A for the Quarter ended March 31, 1995;
(iv) the Company's Quarterly Report on Form 10-Q/A2 for the Quarter ended March 31, 1995; (v) the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1995; (vi) the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1995; and (vii) the Company's Current Report on Form 8-K/A dated January 26, 1995 amending its Current Report on Form 8-K dated December 6, 1994.


     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the oral or written request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) of any and all information that has been incorporated by reference in this Prospectus. Written or telephone requests for such information should be directed to Manfred Hanuschek, Chief Financial Officer and Treasurer, ICC Technologies, Inc., 441 North 5th Street, Philadelphia, Pennsylvania 19123, telephone: (215) 625-0700.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted herein: (i) ICC Technologies, Inc., a Delaware corporation, and its wholly-owned subsidiary, ICC Desiccant Technologies, Inc., a Delaware corporation, are collectively referred to herein as the 'Company'; and (ii) all information in this Prospectus gives effect to the Preferred Stock Transactions (as hereinafter defined) and assumes no exercise of the Underwriters' over-allotment option. Investors should carefully consider the information set forth under the heading 'Risk Factors.'

                                  THE COMPANY


     The Company, through its joint venture 'Engelhard/ICC' (the 'Partnership') with Engelhard Corporation ('Engelhard'), designs, manufactures and markets innovative climate control systems to supplement or replace conventional air conditioning systems. The Partnership's climate control systems are based on proprietary desiccant technology initially developed by the Company, licensed honeycomb rotor technology and Engelhard's patented titanium silicate desiccant, called ETS(Trademark). The Partnership's climate control systems are designed to address indoor air quality, energy, and environmental concerns and regulations currently affecting the air conditioning market. The Partnership currently markets its systems to certain targeted applications within the commercial air conditioning market in North America and Asia-Pacific. Of the approximately $6 billion market for commercial air conditioning equipment in North America and Asia-Pacific in 1994, the Company estimates that annual sales to these targeted applications were approximately $2 billion. The worldwide commercial air conditioning market is expected to grow to approximately $13 billion by the year 2000, and the Company expects the Partnership's systems to compete in a broader segment of this market as awareness and acceptance of the Partnership's systems grow and their initial cost declines.



     Desiccant-based systems dehumidify air before cooling, making it easier and more energy efficient to cool. A desiccant is a material that removes moisture from air. The Partnership's systems circulate fresh or recirculated air through a honeycomb rotor treated with ETS(Trademark) which removes much of the moisture and in the process warms the air. The air then passes through a heat exchange honeycomb rotor to cool the warm, dry air. The air can be cooled further by partially rehumidifying it with an evaporative cooler or with a smaller cooling coil than would be required by conventional air conditioning systems. On the other side of the unit, recirculated air is used to cool the heat exchange rotor and remove the moisture captured by the desiccant rotor. The Company believes that the Partnership's indoor climate control systems provide the following features and benefits:



     o More Effective Control of Humidity -- The Partnership's systems are more effective at controlling humidity than conventional, refrigerant-based air conditioning systems which control humidity primarily as a by-product of the cooling process when moisture condenses on the cooling coil. As a result, in conditions where significant humidity reduction is desired, conventional air conditioning systems must often cool air below desired levels. Drier air is generally more comfortable for a building's occupants and is more efficient to cool. Humidity control is also important in a variety of commercial applications, such as supermarkets, and in certain manufacturing processes.



     o Improved Indoor Air Quality -- Ventilation standards recommended by the American Society of Heating, Refrigeration and Air Conditioning Engineers ('ASHRAE') and incorporated into many state and local building codes throughout the country for new building construction now require that as much as 200-300% more fresh air be circulated into buildings compared to prior ventilation standards to reduce indoor air pollutants associated with 'Sick Building Syndrome.' The Partnership's climate control systems are designed to process the humidity introduced by increased ventilation and, accordingly, enable a building to meet or exceed these standards. In addition, lower humidity levels reduce airborne bacteria, mold, mildew and fungi, another major source of indoor air quality problems.



     o Energy Efficient and Cost Effective -- Less humid air requires less energy to cool than more humid air. By dehumidifying air before cooling, the Partnership's systems, even with a post-cooling option, consume less energy and are more cost effective to operate than conventional air conditioning systems. As a supplement to conventional air conditioning, by first dehumidifying the air, the Partnership's systems are designed to improve the efficiency of existing conventional air conditioning.



     o Versatile and Reliable -- The Partnership's systems are available in natural gas, electric, steam or waste heat models and in several sizes which process from 2,000 to 25,000 cubic feet of air per minute. The ability to choose from a variety of energy sources allows customers to select the most cost-effective energy source in their area at the time of purchase. The systems are also expected to require less maintenance than conventional equipment because of simplicity of design and fewer moving parts.



     o Environmentally Safer -- Conventional air conditioning systems utilize refrigerants such as chlorofluorocarbons ('CFCs'), hydrochlorofluorocarbons ('HCFCs') and hydro- fluorocarbons ('HFCs'), which damage stratospheric ozone or contribute to global warming. Because the Partnership's systems dehumidify the air before it is cooled by a post-cooling option in the system or in conjunction with a conventional air conditioning system, the cooling coil and compressor included as a post-cooling option in the non-electric models are smaller, and in the electric models generally are smaller, than would otherwise be required in a conventional air conditioning system, thereby utilizing less refrigerant.




     o Year-round Performance -- The Partnership's natural gas systems provide year-round indoor climate control. In hot, humid weather they supply cool, dry air. In cool, 'clammy' weather they supply warm, dry air. In cold weather the natural gas powered systems supply heat. The Partnership is currently developing heating capability for its electric powered systems.



     The Company believes that the Partnership's climate control systems are more efficient and economical to operate than other desiccant-based climate control systems. The Partnership's honeycomb rotor technology, combined with Engelhard's patented ETS(Trademark), more efficiently removes and then releases moisture at lower temperatures than other desiccant-based systems.



     The Partnership's strategy is to target specific applications within the commercial air conditioning market in which humidity control, indoor air quality and energy consumption are important health issues or a significant cost of business. The Partnership has marketed its systems to supermarket chains, schools, fast food restaurants, health care facilities, hotels, manufacturers, department stores, theaters, and federal, state and local governments. To expand its business in the United States, the Partnership plans to increase its sales force, seek to acquire an existing air conditioning business, and may establish joint ventures or license its technology with one or more major air conditioning companies. Internationally, the Partnership's strategy is to continue to expand in the rapidly growing and humid countries of Asia-Pacific and other similar regions of the world where its systems offer the greatest advantages. Chung-Hsin Electric and Machinery Manufacturing Corporation ('Chung-Hsin') in Taiwan, Samsung Corporation ('Samsung') in South Korea and Nichimen Engine Sales Company ('Nichimen') in Japan have agreements or relationships with the Partnership to manufacture or sell the Partnership's components or systems. The Partnership plans to enter into joint ventures or licensing arrangements with one or more additional companies internationally.



     Through November 30, 1995, the Partnership and, prior to its formation, the Company have sold 175 systems worldwide, including 93 systems which incorporate both honeycomb rotors and ETS(Trademark). In the United States, customers include the Shop Rite, Grand Union and Genuardi's supermarket chains, JCPenney and Liz Claiborne. Internationally sales have been made in association with Chung-Hsin in Taiwan, Samsung in South Korea and Nichimen in Japan. The Partnership's natural gas systems have been awarded the 'Blue Star' certification for safety and quality by the American Gas Association

Laboratory. The systems are marketed and sold under the names
'DESI/AIR(Registered),' 'Desert Cool(Trademark)' and 'Desert Breeze(Trademark).' The DESI/AIR(Registered) and Desert Cool(Trademark) systems are available in natural gas, steam or waste heat models. The Desert Breeze(Trademark) systems operate on electricity and utilize conventional compressors.



     In connection with the formation of the Partnership, the Company granted Engelhard options to acquire up to all of the Company's interest in the Partnership, subject to acceleration upon default, at the rate of 25% per year starting on December 31, 1997, based on a price equal to 95% of the fair market value of the Partnership as determined by an investment banking firm selected by the Company and Engelhard.

     The executive offices of the Company and the Partnership are located at 441 North Fifth Street, Suite 102, Philadelphia, Pennsylvania 19123. The Company's telephone number is (215) 625-0700.

                                  THE OFFERING


Common Stock offered by the Company...............................  2,500,000 shares
Common Stock to be outstanding after the offering.................  20,908,699 shares(1)

Use of proceeds...................................................  To fund the Company's half of the aggregate estimated funds needed to finance certain
                                                                    Partnership activities and for working
                                                                    capital of the Partnership; to redeem certain
                                                                    shares of Preferred Stock of the Company and
                                                                    to pay certain accrued Preferred Stock
                                                                    dividends; to repay a note to a stockholder;
                                                                    and the balance to be used for working
                                                                    capital of the Company. See 'Use of
                                                                    Proceeds.'

Nasdaq Symbol.....................................................  ICGN


------------------


(1) Gives effect to the Preferred Stock Transactions pursuant to which an aggregate of 3,764,384 shares of Common Stock are to be issued. See 'Preferred Stock Transactions.' Does not include outstanding options as of November 30, 1995 to purchase 2,901,885 shares of Common Stock pursuant to the Company's stock option plans and outstanding warrants as of November 30, 1995 to purchase 1,465,000 shares of Common Stock.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                                              --------------------  -------------------------------
ICC TECHNOLOGIES, INC. (the Company)                            1995       1994       1994       1993       1992
------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
    Revenues................................................  $       7  $      88  $      88  $   1,201  $     957
    Cost of goods sold......................................          6         80         80      1,177        939
                                                              ---------  ---------  ---------  ---------  ---------
    Gross profit............................................          1          8          8         24         18
    Operating expenses......................................     (1,027)    (1,239)    (1,735)    (4,072)    (2,563)
    Other income (expenses).................................        263         60        148        (10)       (22)
    Equity interest in net loss of Partnership(1)...........     (3,394)        --     (2,812)        --         --
                                                              ---------  ---------  ---------  ---------  ---------
    Net loss................................................     (4,157)    (1,171)    (4,391)    (4,058)    (2,567)
    Preferred stock dividend requirements...................       (215)      (176)      (228)      (261)      (242)
                                                              ---------  ---------  ---------  ---------  ---------
    Net loss applicable to common stockholders..............  $  (4,372) $  (1,347) $  (4,619) $  (4,319) $  (2,809)
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
    Net loss per common share...............................  $   (0.34) $   (0.12) $   (0.41) $   (0.51) $   (0.47)
    Weighted average common shares..........................     12,955     11,082     11,391      8,551      5,979




                                                                 SEPTEMBER 30, 1995
                                                              ------------------------
                                                                           PRO FORMA
                                                                              AS
                                                               ACTUAL     ADJUSTED(2)
                                                              ---------  -------------
BALANCE SHEET DATA:
    Cash....................................................  $   3,855    $  27,606
    Working capital.........................................      3,901       27,802
    Total assets............................................      6,738       30,489
    Total debt..............................................        150           --
    Losses in Partnership in excess of investment...........      2,905        2,905
    Stockholders' equity....................................      3,503       27,404


------------------

(1) The Company had no obligation or commitment to provide additional financing to the Partnership during the period ended September 30, 1994 and the Company's share of losses was not recognized.


(2) Adjusted to reflect the sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed offering price of $11 per share and the application of the net proceeds therefrom, and pro forma adjustments to reflect the Preferred Stock Transactions and the repayment of a note payable to a stockholder.




                                                                             PERIOD FROM      PERIOD FROM
                                                                            FEB. 7, 1994     FEB. 7, 1994
                                                              NINE MONTHS     (DATE OF         (DATE OF
                                                                 ENDED       FORMATION)       FORMATION)
                                                               SEPT. 30,    TO SEPT. 30,      TO DEC. 31,
ENGELHARD/ICC (the Partnership)                                  1995           1994             1994
------------------------------------------------------------  -----------  ---------------  ---------------
STATEMENT OF OPERATIONS DATA:
    Net sales...............................................   $   7,171      $     997        $   1,620
    Cost of goods sold......................................       7,175            877            1,592
                                                              -----------  ---------------  ---------------
    Gross profit (loss).....................................          (4)           120               28
    Operating expenses......................................      (6,201)        (3,664)          (5,728)
    Other income (expenses).................................        (582)           102               75
                                                              -----------  ---------------  ---------------
    Net loss................................................   $  (6,787)     $  (3,442)       $  (5,625)
                                                              -----------  ---------------  ---------------
                                                              -----------  ---------------  ---------------



                                                               SEPT. 30,
                                                                 1995
                                                              -----------
BALANCE SHEET DATA:
    Cash....................................................   $      41
    Working capital.........................................       1,518
    Total assets............................................      16,786
    Total debt..............................................      11,465
    Partners' capital.......................................       3,693

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. In evaluating a purchase of shares, prospective investors should consider carefully the following risk factors, in addition to the other information set forth elsewhere in, and incorporated by reference into, this Prospectus.


     Management and Control of the Partnership. The Company and Engelhard each own a 50% interest in the Partnership. The Partnership is managed by a management committee ('Management Committee') comprised of two members, one selected by each of the Company and Engelhard. Currently, the Management Committee is comprised of Irwin L. Gross, Chairman and President of the Company, and Robert J. Schaffhauser, Vice President-Technology and Corporate Development of Engelhard. Accordingly, the Company does not control the Partnership and its affairs and there is no assurance that the Company and Engelhard will agree on the business strategy, operations or financing of the Partnership, which could have an adverse effect on the Partnership's business. In addition, there is no assurance that the net proceeds received by the Company from the sale of the Common Stock offered hereby will be expended in the manner set forth under 'Use of Proceeds.' Moreover, if Engelhard exercises a sufficient portion of its option to acquire the Company's interest in the Partnership, or otherwise increases its ownership, such that it owns more than 70% of the Partnership, Engelhard will have the right to expand the Management Committee to three members and to designate the third member of the Management Committee, thereby effectively controlling the business of the Partnership. See 'Business -- The Partnership.'



     Mr. Gross may encounter conflicts of interest in connection with his responsibilities as Chief Executive Officer and a member of the Management Committee of the Partnership and as Chairman and President of the Company. It is expected that Mr. Gross will attempt to resolve any such conflict of interest in a manner consistent with his fiduciary duties to both the Partnership and the Company.



     History of Losses. Since its inception, the Company has suffered recurring losses accumulating to approximately $31.4 million through September 30, 1995, including the Company's reported share of losses sustained by the Partnership through that date. From its formation through September 30, 1995, the Partnership has incurred losses totalling approximately $12.4 million. While the Company believes that the business strategy adopted by the Company and the Partnership has potential for profits and returns on investments in the future, there can be no assurance that the Partnership or the Company will operate profitability in the near future, if ever. The reports of the independent accountants on the Company's and Partnership's financial statements for the fiscal year ended December 31, 1994 include explanatory paragraphs which refer to conditions that raise substantial doubt about the Company's and Partnership's ability to continue as a going concern. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the financial statements of the Company and the Partnership and notes thereto included elsewhere herein.


     Working Capital and Other Financing Requirements. At present, the Company has no operations or source of funds other than borrowings or proceeds from the issuance of equity securities. To date, the Partnership has incurred losses and, therefore, not only has the Partnership been unable to generate sufficient cash from operations to fund the Company's working capital requirements but it also has required capital investments by the Company. If the Partnership were to become profitable, the Company expects that all of such cash would be retained to support and grow the Partnership's business for the foreseeable future. The Company historically has met its financing needs primarily through the sale of its capital stock. While the Company believes that it currently has sufficient resources to support its operations for the foreseeable future, no assurance can be given that it will not be required to obtain additional financing in the future. If such additional financing were required, there can be no assurance that additional financing will be available on acceptable terms or at all. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     To date, the Partnership has incurred losses and has been unable to generate sufficient cash from operations to fund its operations or expand its business. Consequently, the Partnership has relied on the

Company and Engelhard to fund its operations and expand its business. While the Company believes that the net proceeds from the sale of the Common Stock offered hereby will be sufficient to fund the Company's 50% share of the working capital and capital investment requirements of the Partnership for the twelve-month period following the date of the offering, no assurance can be given in that regard, particularly if the Partnership were to acquire an air conditioning company. Further, even if the net proceeds from this offering are sufficient for such activities, it is anticipated that the Partnership will require additional financing in the future, and there is no assurance that such additional financing will be available to the Partnership on acceptable terms or that the Company or Engelhard would be willing or able to provide such financing. While neither the Company nor Engelhard is required to provide additional financing to the Partnership under the terms of the Partnership Agreement, in the event additional financing is required by the Partnership and the Company is unwilling or unable to provide its share of such additional financing, additional funding by Engelhard might have a dilutive effect on the Company's percentage ownership of the Partnership. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'



     Market Acceptance of the Partnership's Products. While the Company believes there is a significant market for the Partnership's desiccant-based climate control systems, through November 30, 1995, the Partnership had sold only 93 units which incorporate the Partnership's honeycomb rotors and Engelhard's ETS(Trademark) desiccant. The Partnership's systems are an emerging technology in the air conditioning business, with uncertain demand and market acceptance. The Company believes that the Partnership's systems are innovative, efficient, cost effective supplements or alternatives to conventional air conditioning systems in many applications and that no other desiccant cooling systems operate as effectively or economically. Nevertheless, the Partnership has only recently begun significant marketing activities relating to the commercialization of its climate control systems and will need to expend considerable efforts and resources to create awareness and acceptance of such systems. There can be no assurance that the Partnership will be able to create sufficient market acceptance or that the Partnership's products can be sold at the prices anticipated. See 'Business -- Strategy.'


     Partnership Buy-Out Option. In connection with the formation of the Partnership, the Company granted Engelhard options to acquire up to all of the Company's interest in the Partnership at the rate of 25% of such interest per year starting on December 31, 1997, with each option exercisable based upon a price equal to 95% of the fair market value of the Partnership as determined by an investment banking firm selected by the Company and Engelhard. Upon the occurrence of an event of default by the Company under the Partnership Agreement (including bankruptcy of the Company or violation of or failure by the Company to comply with any material term or condition of the Partnership Agreement which is not cured within a 45-day period), Engelhard's options can be accelerated. There can be no assurance whether Engelhard will or will not exercise any or all of its options to purchase the Company's interest in the Partnership or that the valuation assigned the Company's interest will be sufficient to generate an acceptable return to investors. See 'Business -- The Partnership.'


     Dependence on Proprietary Technology. The Partnership's ability to compete effectively with other manufacturers of climate control systems is dependent upon, among other factors, a combination of (i) the Partnership's proprietary desiccant system designs, (ii) Engelhard's patented desiccant ETS(Trademark), which is sold to the Partnership pursuant to a Supply Agreement (the 'Engelhard Supply Agreement') and is exclusively licensed to the Partnership for use in climate control applications pursuant to a Technology License Agreement (the 'Engelhard License Agreement'), and (iii) the proprietary process used to manufacture the small cell, honeycomb substrate material for the Partnership's rotors, as to which the Partnership has a perpetual license from Ciba-Geigy Corporation ('Ciba-Geigy'). The Partnership has three United States patents covering certain aspects of its desiccant technology and has filed additional United States and foreign patent applications. In addition to its patent rights, the Partnership generally enters into confidentiality agreements and licensing agreements with its partners, employees, distributors and customers and attempts to limit access to proprietary information and equipment. There can be no assurance that the steps taken by the Partnership in this regard will be adequate to deter misappropriation of its proprietary technology and manufacturing processes or that independent development of similar technology or processes will not occur. Further, patents are presumed valid, but the validity of any patent may be challenged and there is no way to accurately predict the outcome of litigation challenging the validity of a patent. In addition, although the Company believes that the Partnership's owned and licensed technology and manufacturing processes do not infringe any existing patents or other proprietary rights, there can be no assurance that other parties will not assert infringement claims against the Partnership or the licensors of its licensed technology. The failure to receive additional patents, to defend its existing patents or licensed technology or to defend against infringement claims asserted by others, or the independent development of similar or competing proprietary technology and processes would likely have a material adverse effect on the Partnership's, and therefore the Company's, results of operations and financial condition. See 'Business -- Patents and Proprietary Information.'



     Management of Growth. The Partnership has experienced, and expects to continue to experience, rapid growth that has placed, and will continue to place, a significant strain on its management, operational and financial resources. The Partnership's ability to manage its growth effectively will require it to expand and continue to improve its operations and information systems, and to attract, train, motivate and manage its employees effectively. In particular, the Partnership plans to expand its manufacturing facilities to meet the anticipated demand for its products and to enter new markets in Asia-Pacific and other similar regions of the world. The Partnership's success will depend on the Partnership's ability to expand its operations, enter new markets and retain and motivate its employees and there can be no assurance that the Partnership will implement such changes successfully. The Partnership's failure to manage such growth effectively would have a material adverse effect on the Partnership's and the Company's businesses and results of operations. See 'Use of Proceeds'; 'Business -- Strategy'; and 'Business -- Manufacturing.'



     Need for Additional Production Capacity. Although the Partnership's facilities are adequate to meet its current level of sales, the Company expects that by the end of the first half of 1996 the Partnership will have to increase its capacity to meet anticipated demand. There can be no assurance that the Partnership will be able to increase its production capacity in a timely or cost-effective manner. Failure to do so would have a material adverse effect on the Partnership's and the Company's businesses and results of operations. See 'Business -- Properties.'



     Unproven Reliability of Products. To date, all of the systems sold by the Partnership which incorporate the Partnership's honeycomb rotors and Engelhard's ETS(Trademark) desiccant, have been in service for less than 24 months. While the Company believes that product reliability to date has been commercially acceptable and provides a reasonable basis for estimating future reliability, there can be no assurance that the reliability of the Partnership's products will remain satisfactory in the future. See 'Business -- Products.'


     Acquisition and Alliance Strategy. The Company believes that acquiring, or entering into alliances with, other businesses will be an important element of the Partnership's strategy for achieving growth. There can be no assurance that suitable acquisition or alliance candidates will be identified, or if identified, that they will enter into joint venture, license or merger arrangements acceptable to the Partnership and the Company. Furthermore, there can be no assurance that financing for any such transactions will be available on satisfactory terms or at all, or that the Partnership will be able to accomplish its strategic objectives as a result of any such transaction. See 'Business -- Strategy.'

     Dependence on Key Personnel. The Company is highly dependent on the Company's Chairman and President, Irwin L. Gross. Mr. Gross has an employment agreement with the Partnership, but does not have an employment agreement with the Company. The loss of Mr. Gross could have a material adverse effect on the Partnership's and the Company's businesses. Neither the Company nor the Partnership has key-man life insurance on Mr. Gross. See 'Management.'

     Competition. There are a number of other companies in the air conditioning industry that have significantly greater resources and experience than the Partnership in designing, manufacturing and marketing air conditioning equipment. While the Company believes that the Partnership has developed proprietary products and has established limited market acceptance for its products, there can be no assurance that other companies do not currently market or will not develop competing products that have advantages over the Partnership's products in either price or performance. See 'Business -- Competition.'


     Dilution. The purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution of $9.69 in pro forma book value per share of Common Stock after the offering at an assumed public offering price of $11.00 per share. See 'Dilution.'



     No Cash Dividends. The Company has not declared any cash dividends on its Common Stock and does not expect to declare any cash dividends in the foreseeable future. Payment of future dividends will be at the discretion of the Board of Directors and will depend, among other things, on the earnings, capital requirements and financial condition of the Company and the Partnership. No assurance can be given that the Company's results of operations or its interest in the Partnership will ever permit the payment of cash dividends. In addition, future borrowings or issuances of Preferred Stock may prohibit or restrict the Company's ability to pay or declare dividends. The Company currently has a note payable to a stockholder and Preferred Stock outstanding which prohibit or restrict the Company's ability to pay dividends; however, upon completion of this offering, the note is to be repaid and pursuant to the Preferred Stock Transactions, the Preferred Stock is to be redeemed or converted into shares of Common Stock. See 'Dividend Policy' and 'Preferred Stock Transactions.'



     Control by Principal Stockholders. As of November 30, 1995, all officers and directors of the Company as a group owned outstanding shares of Common Stock and Preferred Stock which, on a pro forma basis after giving effect to the Preferred Stock Transactions and as adjusted to give effect to the sale of the Common Stock offered hereby, would equal 4,454,657 shares of Common Stock, representing 21.3% of the Common Stock to be outstanding after the offering. In addition, such officers and directors as a group held options and warrants to purchase an aggregate of 3,101,611 shares of Common Stock. Assuming all such options and warrants were exercised, and no other options or warrants were exercised, as of November 30, 1995, all officers and directors of the Company as a group on a pro forma basis after giving effect to the Preferred Stock Transactions and as adjusted to give effect to the sale of the Common Stock offered hereby, would own 31.5% of the Common Stock, including approximately 15.2% by Irwin L. Gross, the Company's Chairman and President. Consequently, Mr. Gross and the other officers and directors can and will be able to continue to exercise significant influence over the Company and its affairs. See 'Principal Stockholders.'



     Shares Eligible for Future Sale. As of November 30, 1995, after giving effect to the Preferred Stock Transactions, there would have been 4,371,682 shares of Common Stock outstanding which constituted 'restricted securities,' as that term is defined under Rule 144 promulgated under the Securities Act, substantially all of which may be sold at any time, subject to the restrictions of Rule 144. In addition, as of November 30, 1995, there were outstanding options to purchase 2,901,885 shares of Common Stock under its stock option plans, of which options to purchase 1,262,085 shares of Common Stock were currently exercisable. An additional 1,910,942 shares of Common Stock were reserved for issuance under such plans. All of the shares underlying options under such plans are covered by effective registration statements. As of such date, the Company also had outstanding warrants to purchase 1,465,000 shares of Common Stock, of which warrants to purchase 540,000 shares of Common Stock were currently exercisable. Of the outstanding warrants, 450,000 underlying shares of Common Stock are registered pursuant to an effective registration statement and the balance of 1,015,000 shares of Common Stock have certain registration rights. Possible or actual sales made under Rule 144, or pursuant to registration or other exemptions from registration under the Securities Act, of the aforementioned shares of Common Stock may have an adverse effect upon the market price of the Common Stock. Of the shares of the Common Stock referred to above, an aggregate of 7,931,268 shares of Common Stock held, after giving effect to the Preferred Stock Transactions, or which may be acquired upon exercise of outstanding options and warrants by the officers, directors and certain stockholders of the Company, are subject to 'lock-up' agreements for a period of 180 days from the date of this Prospectus. See 'Shares Eligible for Future Sale.'

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated (assuming a public offering price of $11.00 per share) to be approximately $25.2 million ($29.0 million if the Underwriters' over-allotment option is exercised in full) after deduction of underwriting discounts and commissions and estimated offering expenses. The Company plans to use the net proceeds from the offering (i) to fund its half of the estimated total financing requirements of the Partnership, as follows (the following amounts represent the Company's share of the expenditures): (a) approximately $6.0 million to finance the expansion of the Partnership's rotor manufacturing capacity; (b) approximately $3.0 million to finance a new manufacturing facility to replace the Partnership's Philadelphia facility; (c) approximately $5.0 million to fund the Partnership's joint venture and other licensing activities internationally; and (d) to finance a possible acquisition of an existing air conditioning company by the Partnership and to fund the working capital requirements of the Partnership, (ii) to redeem certain of its Preferred Stock for approximately $1,328,000, which includes payment (as of November 30, 1995) of approximately $347,000 of accrued dividends, and to pay a $150,000 note plus accrued interest payable to a stockholder, and (iii) the balance to fund the Company's working capital requirements. Pending the use of the net proceeds from the sale of the Common Stock offered hereby, the Company will invest such proceeds in short-term government securities or money market funds. Although the Company and Engelhard have agreed in principle for the Partnership to make the expenditures referred to above, as of the date hereof, the Management Committee which governs the Partnership has not authorized formally any of the foregoing expenditures, and there is no assurance that the proceeds will be expended in the manner set forth above. Moreover, although the Partnership has engaged in discussions with possible acquisition candidates, as of the date hereof no agreements have been reached and no assurance can be given that any such acquisition will occur. However, in the event the Partnership were to acquire an air conditioning company, the Company would probably use a substantial portion of the net proceeds of this offering to finance such an acquisition by the Partnership. The use of the net proceeds by the Company is subject to certain restrictions described under 'Management -- Expansion of Board; Approval of Certain Transactions.' See also 'Risk Factors'; 'Preferred Stock Transactions'; and 'Business.'

                          PRICE RANGE OF COMMON STOCK


     The Company has applied for the listing of its Common Stock on the Nasdaq National Market under the symbol ICGN as of the effective date of this offering. Prior to this offering, the Common Stock has traded on the Nasdaq Small Cap Market. Based on reports provided by Nasdaq, the price range of high and low bid prices for the Common Stock for the periods indicated are as follows:




                                                                                      HIGH        LOW
                                                                                    ---------  ---------
1994
     First Quarter................................................................  $    5.31  $    3.38
     Second Quarter...............................................................       5.31       3.13
     Third Quarter................................................................      10.00       4.94
     Fourth Quarter...............................................................      10.38       6.94

1995
     First Quarter................................................................      13.63       7.81
     Second Quarter...............................................................      15.50      11.50
     Third Quarter................................................................      18.38      13.88
     Fourth Quarter...............................................................      15.38      10.25



     The above quotations reported by Nasdaq represent prices between dealers and do not include retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions. On January 10, 1996, the last reported sale price for the Common Stock, as reported by Nasdaq, was $10.75 per share. On January 10, 1996, there were 1,388 holders of record of the Common Stock.

                                DIVIDEND POLICY


     Other than an in-kind warrant dividend declared by the Board of Directors in June 1990, the Company has never paid a dividend on the Common Stock and it is unlikely that any dividends will be paid in the foreseeable future. The payment of cash dividends on the Common Stock will depend on, among other things, the earnings, capital requirements and financial condition of the Company and the Partnership, and general business conditions. In addition, future borrowings or issuances of Preferred Stock may prohibit or restrict the Company's ability to pay or declare dividends. The Company currently has a note payable to a stockholder and Preferred Stock outstanding which prohibit or restrict the Company's ability to pay dividends; however, upon completion of the offering, the note is to be repaid and pursuant to the Preferred Stock Transactions, the Preferred Stock is to be redeemed or converted into shares of Common Stock.


                          PREFERRED STOCK TRANSACTIONS


     The Company currently has five classes of Preferred Stock outstanding. Upon consummation of the sale of the shares offered hereby, the Series G and H Convertible Preferred Stock will be automatically converted into 2,859,696 and 750,000 shares of Common Stock, respectively. In addition, upon such conversion, the Company will pay accrued dividends on the Series G Convertible Preferred Stock in cash ($59,467 as of November 30, 1995), and the accrued dividends on the Series H Convertible Preferred Stock are payable, at the option of the holder, in Common Stock at the rate of $4.00 per share. Accordingly, pursuant to the holder's request, the Company will issue approximately 154,688 shares of Common Stock with respect to the accrued dividends on the Series H Convertible Preferred Stock ($618,750 at November 30, 1995). Moreover, upon the consummation of the offering, the holders of Series I Preferred Stock will require the Company to redeem the Series I Preferred Stock for $500,000, plus accrued dividends ($185,833 as of November 30, 1995). In addition, upon consummation of the offering, the Company will redeem the Series F Preferred Stock for $256,270 plus accrued dividends ($22,937 as of November 30, 1995) and its Series J Preferred Stock for $225,000 plus accrued dividends ($78,563 as of November 30, 1995). These transactions will be completed upon the consummation of the offering and are referred to as the 'Preferred Stock Transactions.'

                                    DILUTION


     As of September 30, 1995, the net tangible book value of the Company was $3,503,000 or $.24 per share of Common Stock. Net tangible book value per share represents total tangible assets, less total liabilities, divided by the number of shares of Common Stock outstanding. After the pro forma adjustments to give effect to the Preferred Stock Transactions and as adjusted to give effect to the receipt by the Company of the estimated proceeds from the sale of the 2,500,000 shares of Common Stock offered hereby, at an assumed public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, the pro forma as adjusted net tangible book value of the Company as of September 30, 1995 would have been $27,404,000 or $1.31 per share. This represents an immediate increase in net tangible book value of $1.07 per share to the existing stockholders of the Company and an immediate dilution of $9.69 per share to new stockholders purchasing the shares of Common Stock offered hereby. The following table illustrates this per share dilution:



Assumed public offering price per share..................................................              $   11.00

Net tangible book value per share as of September 30, 1995...............................  $     .24

Increase per share attributable to new stockholders......................................       1.07
                                                                                           ---------

Pro forma, as adjusted net tangible book value per share after the offering..............                   1.31
                                                                                                      -----------

Dilution to new stockholders.............................................................              $    9.69
                                                                                                      ===========


                                 CAPITALIZATION


     The following table reflects the capitalization of the Company as of September 30, 1995, and the pro forma as adjusted capitalization to give effect to the Preferred Stock Transactions as of such date and sale of the 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. See 'Use of Proceeds' and 'Preferred Stock Transactions.'




                                                                                      SEPTEMBER 30, 1995
                                                                               --------------------------------
                                                                                                   PRO FORMA
                                                                                    ACTUAL        AS ADJUSTED
                                                                               ----------------  --------------
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value:

  Series F, authorized, issued and outstanding
     135 shares and 0 shares, pro forma as adjusted..........................  $              1  $           --

  Series G Convertible, authorized, issued and outstanding
     350 shares and 0 shares, pro forma as adjusted..........................                 4              --

  Series H Convertible, authorized, issued and outstanding
     1,500 shares and 0 shares, pro forma as adjusted........................                15              --

  Series I, authorized, issued and outstanding
     500 shares and 0 shares, pro forma as adjusted..........................                 5              --

  Series J, authorized, issued and outstanding
     225 shares and 0 shares, pro forma as adjusted..........................                 2              --

Common stock, $.01 par value, authorized
  50,000,000 shares, issued and outstanding 14,592,540 shares and 20,851,299
  shares, pro forma as adjusted..............................................           145,925         208,513

Additional paid-in capital...................................................        34,907,976      58,746,626

Accumulated deficit..........................................................       (31,379,232)    (31,379,232)

Less: Treasury common stock, at cost, 66,227 shares..........................          (171,430)       (171,430)
                                                                               ----------------  --------------

Total stockholders' equity...................................................  $      3,503,266  $   27,404,477
                                                                               ----------------  --------------
                                                                               ----------------  --------------

              SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY


     The following selected consolidated financial data of the Company at and for the years ended December 31, 1994, 1993, 1992, 1991 and 1990 have been derived from the Company's financial statements, which have been audited by Coopers & Lybrand L.L.P. (whose reports thereon include an explanatory paragraph which refer to conditions that raise substantial doubt about the Company's ability to continue as a going concern). The selected consolidated financial data for the nine month periods ended September 30, 1995 and 1994 and as of September 30, 1995 have been derived from the unaudited consolidated financial statements of the Company. The unaudited interim financial data include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the results of operations for those periods. The data should be read in conjunction with the Company's consolidated financial statements and the notes thereto and with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Prospectus.




                                           NINE MONTHS ENDED
                                             SEPTEMBER 30,                      YEARS ENDED DECEMBER 31,
                                        ------------------------  -----------------------------------------------------
                                          1995         1994         1994       1993       1992       1991       1990
                                        ---------  -------------  ---------  ---------  ---------  ---------  ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
Revenues..............................  $       7    $      88    $      88  $   1,201  $     957  $   1,354  $   2,370
Cost of goods sold....................          6           80           80      1,177        939      1,641      1,957
                                        ---------  -------------  ---------  ---------  ---------  ---------  ---------
Gross profit (loss)...................          1            8            8         24         18       (287)       413
Operating expenses....................     (1,027)      (1,239)      (1,735)    (4,072)    (2,563)    (2,586)    (2,166)
Net interest income (expense).........        263           60          148        (10)       (22)       (20)      (157)
Equity interest in net loss of
  Partnership(1)......................     (3,394)          --       (2,812)        --         --         --         --
                                        ---------  -------------  ---------  ---------  ---------  ---------  ---------
Net loss..............................     (4,157)      (1,171)      (4,391)    (4,058)    (2,567)    (2,893)    (1,910)
Preferred stock dividend
  requirements........................       (215)        (176)        (228)      (261)      (242)      (124)        --
                                        ---------  -------------  ---------  ---------  ---------  ---------  ---------
Net loss applicable to common
  stockholders........................  $  (4,372)   $  (1,347)   $  (4,619) $  (4,319) $  (2,809) $  (3,017) $  (1,910)
                                        ---------  -------------  ---------  ---------  ---------  ---------  ---------
                                        ---------  -------------  ---------  ---------  ---------  ---------  ---------

Loss per common share.................  $   (0.34)   $   (0.12)   $   (0.41) $   (0.51) $   (0.47) $   (0.57) $   (0.50)
Weighted average common shares........     12,955       11,082       11,391      8,551      5,979      5,292      3,819




                                            SEPTEMBER 30, 1995
                                         ------------------------
                                                      PRO FORMA                        DECEMBER 31,
                                                         AS        -----------------------------------------------------
                                          ACTUAL     ADJUSTED(2)     1994       1993       1992       1991       1990
                                         ---------  -------------  ---------  ---------  ---------  ---------  ---------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash...................................  $   3,855    $  27,606    $   1,114  $   1,143  $      34  $     182  $     161
Working capital (deficit)..............      3,901       27,802        1,072      1,207       (416)       494       (131)
Investment in Partnership..............         --           --        1,048         --         --         --         --
Total assets...........................      6,738       30,489        2,398      2,564        998      1,990      2,583
Losses of Partnership in excess of
  investment...........................      2,905        2,905           --         --         --         --         --
Total debt.............................        150           --          150        800        360        326        974
Total liabilities......................      3,235        3,085          427      1,521      1,459      1,398      3,196
Stockholders' equity (deficit).........  $   3,503    $  27,404    $   1,971  $   1,044  $    (461) $     592  $    (613)


------------------
(1) The Company had no obligation or commitment to provide additional financing to the Partnership during the period ended September 30, 1994 and the Company's share of losses was not recognized.

(2) Adjusted to reflect the sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed offering price of $11 per share and the application of the net proceeds therefrom and pro forma adjustments to reflect the Preferred Stock Transactions and the repayment of a note payable to a stockholder. See 'Use of Proceeds' and 'Preferred Stock Transactions.'

                   SELECTED FINANCIAL DATA OF THE PARTNERSHIP

     The following selected financial data of the Partnership at and for the period ended December 31, 1994 have been derived from the Partnership's financial statements, which have been audited by Coopers & Lybrand L.L.P. (whose report thereon includes an explanatory paragraph which refers to conditions that raise substantial doubt about the Partnership's ability to continue as a going concern). The selected financial data for the periods ended September 30, 1995 and 1994 and as of September 30, 1995 have been derived from the unaudited financial statements of the Partnership. The unaudited interim financial data include all adjustments, consisting of normal recurring accruals, which the Partnership considers necessary for a fair presentation of the results of operations for those periods. The data should be read in conjunction with the Partnership's financial statements and the notes thereto and with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Prospectus.



                                                                             PERIOD FEBRUARY 7   PERIOD FEBRUARY 7
                                                                                (DATE OF             (DATE OF
                                                         NINE MONTHS ENDED     FORMATION) TO       FORMATION) TO
                                                           SEPTEMBER 30,       SEPTEMBER 30,        DECEMBER 31,
                                                               1995                1994                 1994
                                                        -------------------  -----------------   -----------------

                                                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues..............................................       $   7,171           $     997          $   1,620
Cost of goods sold....................................           7,175                 877              1,592
                                                              --------            --------           --------
Gross profit (loss)...................................              (4)                120                 28
Marketing expenses....................................          (2,524)             (1,373)            (2,061)
Research, development and engineering expenses........          (1,593)             (1,291)            (2,128)
General and administrative............................          (2,084)             (1,000)            (1,539)
Net interest income (expense).........................            (582)                102                 75
                                                              --------            --------           --------
Net loss..............................................       $  (6,787)          $  (3,442)         $  (5,625)
                                                              ========            ========           ========


                                                           SEPTEMBER 30,       DECEMBER 31,
                                                               1995                1994
                                                        -------------------  -----------------
                                                                    (IN THOUSANDS)

BALANCE SHEET DATA:
Cash..................................................       $      41           $     648
Working capital (deficit).............................           1,518              (5,931)
Total assets..........................................          16,786              13,386
Total debt............................................          11,465               8,175
Total liabilities.....................................          13,093               9,906
Partners' capital.....................................       $   3,693           $   3,481

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     The Company, through the Partnership, designs, manufactures and markets innovative climate control systems to supplement or replace conventional air conditioning systems. The Partnership's climate control systems are based on proprietary desiccant technology initially developed by the Company, a licensed honeycomb rotor technology and Engelhard's patented titanium silicate desiccant, ETS(Trademark).



     Pursuant to the formation of the Partnership on February 7, 1994, the Company transferred its assets related to its desiccant climate control business, subject to certain liabilities, to the Partnership in exchange for a 50% interest in the Partnership through its wholly-owned subsidiary, ICC Desiccant Technologies, Inc. Engelhard, in exchange for a 50% interest in the Partnership, contributed capital to the Partnership, entered into the Engelhard Supply Agreement to sell ETS(Trademark) to the Partnership and entered into the Engelhard License Agreement granting the Partnership an exclusive royalty-free license to use ETS(Trademark) in the Partnership's business, including heating, ventilation and air conditioning. The desiccant climate control business conducted by the Company prior to the formation of the Partnership is now being conducted by the Partnership, and the Company has become principally a holding company. Further, substantially all of the employees of the Company have become employees of the Partnership and the leases for the space occupied by, and certain other obligations of, the Company have been assumed by the Partnership.


     Since the formation of the Partnership, the Company's sole activities have related to its participation in the management of the Partnership and the sale of the Company's remaining cogeneration assets. The Company is not permitted to engage directly or indirectly in any activities which would conflict with the Partnership's business as long as the Partnership is in effect, but the Company is not precluded from engaging in other activities. The Company currently does not have any plans to engage in other activities and, therefore, is not expected to generate any significant revenues, although it will continue to incur general and administrative expenses.

     The Company accounts for its 50% interest in the Partnership under the equity method of accounting for investments. At February 7, 1994, the date of formation of the Partnership ('Formation'), the Company's investment in the Partnership was approximately $0. The Company had no obligation or commitment to provide additional financing to the Partnership and losses of the Partnership were not recognized through the period ended September 30, 1994. During the fourth quarter of 1994, the Company and Engelhard each loaned the Partnership $4,000,000 to acquire a manufacturing facility in Miami, Florida. As a result, and because the Company expects to continue to fund the Partnership's activities, the Company has and will continue to recognize its share of the losses of the Partnership.


RECENT DEVELOPMENTS



     The Partnership's revenues for the three month period ended December 31, 1995 are expected to be approximately $1,700,000, compared to revenues of approximately $2,000,000 for the three month period ended September 30, 1995. The decrease in revenues is attributable to a reduction in substrate sales to Ciba-Geigy, primarily as a result of a temporary work stoppage at a large customer of Ciba-Geigy. The decrease was partially offset by increased revenues attributable to climate control equipment sales. It is anticipated that the Partnership's net loss for the three month period ended December 31, 1995 could be larger than its net loss for the three month period ended September 30, 1995, pending the final closing of the Partnership's books which is expected to occur on or about January 31, 1996. The Company will recognize 50% of the Partnership's net loss as its equity interest in net loss of the Partnership.

RESULTS OF OPERATIONS

     Three Months Ended September 30, 1995 and 1994.


     The Partnership's revenue for the three months ended September 30, 1995 increased $1,630,000 to $2,010,000 from $380,000 for the same period in 1994. The increase in revenue is primarily attributable to revenue of $1,504,000 from the fabrication of substrate for Ciba-Geigy pursuant to a supply agreement and an increase of $127,000 in equipment sales. The Partnership recorded a gross loss of $274,000 for the three months ended September 30, 1995 compared to a gross profit of $52,000 for the same period in 1994 due primarily to increases in manufacturing costs of equipment in anticipation of future growth without a corresponding increase in equipment sales.



     The Partnership's operating expenses increased $599,000 to $2,248,000 for the three months ended September 30, 1995 compared to $1,649,000 for the same period in 1994 due to higher marketing and general and administrative costs. Marketing expenses increased $203,000 as a result of increased marketing efforts and increased sales and marketing personnel. General and administrative expenses increased $381,000 primarily due to the addition of general and administrative personnel and the amortization of intangibles incurred in connection with the acquisition of the Miami plant from Ciba-Geigy in December 1994. As a result of the gross loss and increased operating expenses, the loss from operations increased $925,000 to $2,522,000 for the three months ended September 30, 1995.



     The Partnership's net loss increased $1,069,000 to $2,641,000 for the three months ended September 30, 1995 from $1,572,000 for the prior period due to the loss from operations and an increase in net interest expense of $144,000 from additional short-term borrowings for the three months ended September 30, 1995.



     The Company did not generate any revenues from its cogeneration business for the three months ended September 30, 1995 and 1994. The Company's revenues have been limited to sales of cogeneration spare parts since the formation of the Partnership.



     The Company's general and administrative expenses decreased $103,000 to $343,000 for the three month period ended September 30, 1995 compared to $446,000 for the same period in 1994 primarily as a result of a decrease in professional fees. The three month period ended September 30, 1995 includes consulting expenses of $25,000 in connection with a consulting arrangement with the placement agent in the private placement of 300,000 shares of Common Stock in March 1995.



     The Company's net loss for the three months ended September 30, 1995 increased $1,200,000 to $1,595,000 compared to a net loss of $395,000 for the same period in 1994. This increase in loss was attributable to the Company's 50% share of the Partnership's loss of $1,320,000 for the three months ended September 30, 1995 as compared to none recognized for the same period in 1994. Net loss per share of Common Stock increased to $.12 for the three month periods ended September 30, 1995 from $.04 for the same period in 1994.



     Nine Months Ended September 30, 1995 and 1994.



     The Partnership's revenue for the nine months ended September 30, 1995 increased $6,175,000 to $7,172,000 from $997,000 for the period from Formation to September 30, 1994 due to the fabrication of substrate for Ciba-Geigy pursuant to a supply agreement, increased equipment sales and licensing fees. The increase was attributable to revenue of $4,797,000 from the fabrication of substrate of Ciba-Geigy and the increase of $875,000 in equipment sales and $500,000 in licensing fees. The Partnership recorded a gross loss of $4,000 for the nine months ended September 30, 1995 compared to a gross profit of $120,000 for the period from Formation to September 30, 1994. The gross loss was due primarily to increases in manufacturing costs of equipment in anticipation of future growth without a corresponding increase in equipment sales, which was partially offset by the licensing fees.



     The Partnership's operating expenses increased $2,536,000 to $6,201,000 in the nine months ended September 30, 1995 compared to $3,665,000 for the period from Formation to September 30, 1994 due to higher marketing, research and development, and general and administrative costs. Marketing expenses increased $1,151,000 as a result of increased marketing efforts and increased sales and marketing personnel. Research and development expenses increased $357,000 due to an increase in the number of research personnel and increased testing of equipment by independent laboratories. Engineering costs decreased $56,000 in this period. General and administrative expenses increased $1,084,000 primarily due to the addition of general and administrative personnel and amortization of intangibles incurred in connection with the Miami plant acquired in December 1994. The loss from operations for the nine months ended September 30, 1995 increased $2,660,000 to $6,205,000 compared to $3,545,000 for the period from Formation to September 30, 1994.



     The Partnership's net loss increased $3,345,000 to $6,787,000 for the nine months ended September 30, 1995 from $3,442,000 due to the loss from operations and an increase in net interest expense of $684,000 from additional borrowings.



     The Company generated nominal revenues of $7,000 for the nine months ended September 30, 1995 which were attributable to the sale of cogeneration spare parts compared to revenues of $88,000 for the same period in 1994 which were attributable to sales of desiccant climate control systems prior to the formation of the Partnership on February 7, 1994.



     The Company's expenses relating to marketing, engineering and development decreased or were eliminated in 1995 as compared to 1994 primarily as a result of the transfer of substantially all operations to the Partnership on February 7, 1994. The Company's general and administrative expenses increased $94,000 to $1,027,000 for the nine months ended September 30, 1995 compared to $933,000 for the same period in 1994 as a result of increased payroll expenses and other administrative costs offset by a reduction in professional fees. The Company accrued an expense of $30,000 for the nine months ended September 30, 1995 for services rendered in 1993 by an investor relations firm. Pursuant to an agreement with such firm, the obligation was satisfied by the issuance of 20,000 shares of Common Stock. Consulting expenses of $25,000 were recognized in the nine months ended September 30, 1995 related to the March 1995 private placement of 300,000 shares of Common Stock.



     The Company's net loss for the nine months ended September 30, 1995 increased $2,986,000 to $4,157,000 from $1,171,000 for the same period in 1994.
This increase in loss was attributable to the Company's 50% interest in the Partnership's loss of $3,394,000 for the nine months ended September 30, 1995 as compared to none recognized for the same period in 1994. Net loss per share of Common Stock increased $.22 to $.34 for the nine month period ended September 30, 1995 from $.12 for the same period in 1994.



     Years Ended December 31, 1994 and 1993.



     On February 7, 1994, the Company transferred its desiccant climate control business in exchange for a 50% interest in the Partnership. The Company transferred substantially all of its assets, subject to certain liabilities, and employees to the Partnership, which also agreed to assume certain obligations of the Company. As a result, the Company ceased to generate revenues and expenses from its desiccant climate control business. The Partnership generated revenues of $1,620,000 for the period from Formation to December 31, 1994 primarily from sales or desiccant climate control systems and reported a gross profit of $29,000 for the same period. The Partnership incurred marketing, engineering, research and development, and general and administrative expenses of $2,061,000, $1,233,000, $895,000 and $1,539,000, respectively, for the period from Formation to December 31, 1994, and, as a result, reported an operating loss of $5,700,000 and a net loss of $5,625,000.



     The Company's revenues declined $1,113,000 to $88,000 for the year ended December 31, 1994 and cost of goods sold decreased $1,097,000 to $80,000 due to the transfer of its desiccant climate control business to the Partnership. Total operating costs, consisting of marketing, engineering and development costs, and general and administrative expenses, decreased $2,338,000 to $1,734,000 and the loss from operations decreased $2,321,000 to $1,726,000 for the year ended December 31, 1994 also as a result of the Company having transferred its desiccant climate control business to the Partnership.



     The Company's net loss increased $333,000 to $4,391,000 for the year ended December 31, 1994, compared to $4,058,000 for the prior year. In the fourth quarter of 1994, the Company loaned the Partnership $4,000,000 to acquire the honeycomb substrate manufacturing facility from Ciba-Geigy and expected to further fund the Partnership's present operations and future expansion. Consequently, in the fourth quarter of 1994, the Company recognized its 50% share, or $2,812,000, of the $5,625,000 net loss incurred by the Partnership for the period from Formation to December 31, 1994. Net loss per share of Common Stock decreased $.10 to $.41 for the year ended December 31, 1994 compared to $.51 for the prior year due to the increase in the number of shares of Common Stock outstanding.



  Years Ended December 31, 1993 and 1992.



     The Company's revenues for the year ended December 31, 1993 were $1,201,000 as compared with $957,000 for the same period of 1992. The revenue increase of $244,000 was due to higher equipment sales of $324,000 in 1993 which was partially offset by a reduction of $80,000 in revenue from energy and maintenance services. Gross profit increased nominally in 1993 compared to 1992.



     The Company's operating expenses for the year ended December 31, 1993 increased $1,509,000 to $4,072,000 from $2,563,000 for the year ended December 31, 1992. Marketing expenses increased $225,000 due to the Company's efforts to increase sales. The Company hired additional sales and marketing personnel, expanded advertising, and attended additional trade shows. Engineering expenses increased by $578,000 due primarily to the Company's obligation to fund $1,000,000 of the joint development program with Engelhard, to further develop a desiccant-based climate control system prior to the formation of the Partnership. General and administrative expenses increased by $706,000 primarily from start-up costs of $166,000 related to a new manufacturing facility, a one-time charge of $70,000 for severance expense related to an employment contract with a former officer of the Company, a one-time charge of $215,000 accrued for compensation expense in connection with the issuance of stock for services and increased legal, accounting and corporate expenses of $111,000.



     The Company's loss from operations for the year ended December 31, 1993 increased $1,502,000 to $4,047,000 from $2,545,000 for the same period in 1992.
The increase in the loss from operations resulted primarily from higher engineering expenses in connection with the joint development program with Engelhard and increased marketing and administrative expenses.



     The Company's net loss increased $1,491,000 to $4,058,000 for the year ended December 31, 1993 compared to $2,567,000 for the prior year as a result of the loss from operations. Net loss per share of Common Stock increased $.04 to $.51 for the year ended December 31, 1993 compared to $.47 for the year ended December 31, 1992 due to the increase in net loss.


     The Company's and the Partnership's operations have not been significantly affected by inflation.

LIQUIDITY AND CAPITAL RESOURCES


     The Partnership's cash and cash equivalents decreased to $41,000 at September 30, 1995 from $648,000 at December 31, 1994 and $8,633,000 contributed from Engelhard at Formation. The decreases were due to the Partnership's net losses, working capital requirements and capital investments incurred in connection with the expansion of the Partnership's business since Formation, which were partially financed by loans and capital contributions from the Company and Engelhard. The Partnership is expected to require additional financing to support anticipated growth and will be dependent on the Company and Engelhard to provide additional financing to support its current operations and future expansion. There can be no assurance that the Company or Engelhard will be willing, or able, to provide such additional financing.



     Net cash used in operating activities by the Partnership was $8,819,000 for the nine months ended September 30, 1995 due to the net loss, before depreciation and amortization, of $5,992,000 and net working capital needs of $2,827,000 primarily to continue to build inventory and for accounts receivable which increased with sales. Capital expenditures of $801,000 were incurred primarily for machinery and equipment. Net cash used in operating activities and capital expenditures were financed with net borrowings of $7,013,000 and capital contributions aggregating $2,000,000 from the Company and Engelhard.



     In April 1995, the Partnership obtained financing from the issuance of $8.5 million in industrial development revenue bonds. The proceeds of these bonds were utilized to repay a portion of the loan provided by the general partners and to fund improvements and capital expenditures at the Miami facility. The Company guaranteed 50% of the Partnership's indebtedness associated with the industrial development revenue bonds and established an irrevocable letter of credit for $2,500,000 to support its portion of the guarantee, which is collateralized by a $2,500,000 certificate of deposit. In May 1995, each general partner was repaid $1,500,000 of the $8,000,000 aggregate loan from the Company and Engelhard made in December 1994, of which the remaining amount, $2,500,000 for each general partner, was converted into an investment in the Partnership. In August 1995, a capital contribution of $1,000,000 to the Partnership was made by each partner. In addition, the Partnership borrowed $2,750,000 from a bank through a short-term loan. Subsequently, another $1,000,000 capital contribution for the general working capital requirements of the Partnership was made by each partner in October 1995 and again in December 1995.



     In August 1995, the Partnership entered into a joint development agreement with AB Air Technologies, Ltd. ('AB Air') in Israel for the development of a residential desiccant-based, all electric climate control system. The Partnership has agreed to share equally in the cost of the development program which is initially estimated to be approximately $250,000. The Company has agreed to finance 60% of AB Air's portion of the program costs pursuant to an interest-bearing loan. As of November 30, 1995, no funds had been loaned to AB Air.



     Net cash used in operating activities by the Partnership was $6,571,000 for the period from Formation to December 31, 1994 as a result of the net loss, before depreciation and amortization, of $5,376,000 and net working capital needs of $1,195,000 primarily to build inventory and for accounts receivable which increased with sales. Capital expenditures were $9,361,000 for the period from Formation to December 31, 1994, primarily due to the acquisition of a manufacturing facility for $8,000,000 in December 1994 and capital expenditures of $980,000. The Company and Engelhard financed the Partnership's operating and investing activities in 1994 with the initial capital contribution of $8,633,000 from Engelhard upon the formation of the Partnership and loans of $4,000,000 from each of the Company and Engelhard in December 1994 to acquire the Ciba-Geigy manufacturing facility.



     The Company's cash and cash equivalents amounted to $3,855,000, $1,114,000, $1,142,000 and $34,000 at September 30, 1995 and December 31, 1994, 1993 and
1992, respectively. The cash utilized in the Company's operating and investing activities was financed primarily through proceeds from the issuance of Common Stock and exercise of stock options and warrants. Management believes the Partnership will require additional capital contributions during 1996, and the Company plans to use the net proceeds from the offering as set forth under 'Use of Proceeds' in this Prospectus. To the extent Partnership capital contributions in excess of the proceeds of this offering are required, or the Company requires additional funds to continue its operations, the Company would expect to satisfy such requirements by seeking equity financing. The Company's ability to successfully obtain equity financing in the future is dependent in part on market conditions and the performance of the Partnership. There can be no assurance that the Company will be able to obtain equity financing in the future.



     Net cash used in operating activities by the Company was $890,000 for the nine months ended September 30, 1995 due to the net loss, before non-cash charges and the Company's 50% share of the net loss of the Partnership, of $728,000 and net working capital needs of $162,000 since the Company transferred its desiccant climate control business to the Partnership in February 1994. The Company was repaid $1,500,000 (and converted $2,500,000 to a capital contribution to the Partnership) of the $4,000,000 loan extended to the Partnership to acquire the Ciba-Geigy manufacturing facility in May 1995. The Company made an additional capital contribution of $1,000,000 to the Partnership in August 1995 and supported a portion of its guarantee of the $8,500,000 industrial development revenue bonds issued by the Partnership with a $2,500,000 irrevocable letter of credit collateralized with a certificate of deposit for a like amount. Net cash used in operating activities and for investments in the Partnership were financed by issuing Common Stock and warrants for net proceeds $5,639,000 for the nine months ended September 30, 1995.



     In March 1995, the Company raised net proceeds of $3,010,000 in a private placement of 300,000 shares of Common Stock at $11 per share. The Company granted warrants to purchase 375,000 shares of Common Stock at $9 per share to the finder in connection with the private placement. During the nine months ended September 30, 1995, the Company received proceeds of approximately $2,629,000 from the exercise of stock options and warrants to purchase approximately 1,059,000 shares of Common Stock.


     Net cash used in operating activities by the Company was $1,373,000 for the year ended December 31, 1994 due to the net loss, before non-cash charges and the Company's 50% share of the net loss of the Partnership, of $1,239,000 and net working capital needs of $134,000 since the Company transferred its desiccant climate control business to the Partnership in February 1994. The Company and Engelhard each extended a $4,000,000 loan to the Partnership to acquire the Ciba-Geigy in December 1994. Net cash used in operating activities and for investments in the Partnership were financed by issuing Common Stock and warrants for net proceeds of $5,139,000 and from borrowings of $400,000 from Engelhard.



     In June 1994, the Company sold 1,100,000 shares of Common Stock at $3.56 per share for net proceeds of $3,489,000, and two directors each sold 150,000 shares of Common Stock at the same price for aggregate cash proceeds to each of $534,000. Pursuant to an agreement between the Company and the two directors, the Company agreed to pay all commissions and expenses incurred in connection with the offering. For financial advisory services related to the offering, the Company granted to an individual, who subsequently became a director, warrants to purchase 215,000 shares of Common Stock, which have exercise prices ranging from of $3.25 to $4.75 per share and expire in 1999. During 1994, the Company received $1,543,000 in cash for 732,000 shares of Common Stock upon the exercise of stock options. Also during 1994, the Company received net proceeds of $286,000 upon the exercise of warrants to acquire 187,000 shares of Common Stock granted to placement agents in connection with the March and April 1993 private placements referred to below.



     Net cash used in operating activities by the Company was $3,675,000 for the year ended December 31, 1993 due to the net loss, before non-cash charges, of $3,575,000 and net working capital needs of $100,000. Capital expenditures for the year were $300,000 for equipment. Net cash used in operating activities and for capital expenditures were financed by issuing Common Stock and warrants for net proceeds of $4,643,000 and from borrowings of $500,000 from Engelhard.



     In March and April 1993, the Company sold 374,000 shares of Common Stock at $1.50 per share for net proceeds of approximately $459,000. In July 1993, the Company registered under the Securities Act, 1,060,000 shares of Common Stock of which 950,000 shares were issued upon the exercise of outstanding warrants and 100,000 shares were issued to an equipment vendor in settlement of approximately $388,000 in accounts payable and 10,000 shares to a former officer of the Company as severance pay. As of December 31, 1993, the Company had received net proceeds of $2,088,000 for 950,000 shares of Common Stock purchased upon the exercise of outstanding warrants.



     Net cash used in operating activities by the Company was $1,427,000 for the year ended December 31, 1992 due to the net loss, before non-cash charges, of $2,199,000, which was offset by a reduction in net working capital requirements of $772,000. Capital expenditures for the year were not material. Net cash used in operating activities and for capital expenditures were financed by issuing Common Stock and warrants and preferred stock for net proceeds of $1,276,000 and from borrowings of $60,000 from certain stockholders.



     In March 1992, the Company sold to the Company's Chairman and two other board members 500 shares of the Series I Preferred Stock for $500,000. The investors also received nonqualified stock options to purchase 400,000 shares of Common Stock for $4.813 per share, exercisable beginning in March 1993. The exercise price of these options was subsequently reduced to $2.25 per share by the Board of Directors in December, 1992. In June 1992, the Company sold to an investor group led by the Company's Chairman, 225 shares of Series J Preferred Stock for $225,000. The investors also received nonqualified stock options to purchase 128,574 shares of Common Stock at $1.75 per share, exercisable beginning in June 1993. Also in June 1992, the Company sold to two private investors 228,572 shares of Common Stock for total purchase price of $400,000.


     The independent accountants' report on the audit of the Company's 1994 financial statements includes an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative losses since inception amounting to approximately $31 million through September 30, 1995. In order to continue operations, the Company has had to raise additional capital to offset cash consumed in operations and support of the Partnership. The Company's continuation as a going concern is dependent upon its ability to: (i) generate sufficient cash flows to meet its obligations on a timely basis; (ii) obtain additional financing or refinancing as may be required; and (iii) ultimately, attain profitable operations and positive cash flow from its operations and its investment in the Partnership. The independent accountants' report on the audit of the Partnership's 1994 financial statements also includes an explanatory paragraph regarding substantial doubt about the Partnership's ability to continue as a going concern. The Partnership's continuation as a going concern will remain dependent upon its ability to: (i) generate sufficient cash flows to meet its obligations on a timely basis; (ii) obtain additional financing or refinancing as may be required; and (iii) ultimately, attain profitable operations and positive cash flow from operations.

NEW ACCOUNTING STANDARD

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans. It encourages entities to adopt that method in place of the intrinsic value method currently in place under the provisions of Opinion No. 25 of the Accounting Principles Board (APB). Under the fair value method accounting, all arrangements under which employees receive shares of stock or other equity instruments or under which employers incur liabilities to employees in amounts based on the price of its stock result in the measurement of compensation cost at the grant date of the award which is recognized over the service period, usually the vesting period. Under the intrinsic value method, compensation cost is measured by the excess of the quoted market price of the stock, if any, over the amount the employee must pay to acquire the stock. For example, granting immediately exercisable stock options to an employee at an exercise price equal to the quoted market price of the stock results in the recognition of compensation expense at the date of grant under the fair value method of SFAS No. 123; under the intrinsic value method of APB No. 25, no compensation expense is recognized. However, SFAS No. 123 allows the Company to elect to continue its current method of accounting under APB No. 25 for employee stock-based compensation arrangements. The Company expects to continue its current method of accounting under APB No. 25 for employee stock-based compensation arrangements. If the Company continues its current method of accounting, pro forma disclosures of net income and earnings per share must be disclosed, as if the Company had adopted the recognition provisions of SFAS No. 123.

     Although the Company is permitted to continue accounting for employee stock-based compensation arrangements under APB No. 25, SFAS No. 123 requires the Company to utilize the fair value method of accounting for transactions involving stock options or other equity instruments issued to nonemployees as consideration for goods or services. Presently, those transactions are accounted for by the Company under the intrinsic value principles of APB No. 25. The use of intrinsic value versus fair value did not have a material effect on any period presented.

     The accounting and disclosure requirements of SFAS No. 123 are effective for the Company in 1996. The Company has not yet determined the impact of SFAS No. 123.

                                    BUSINESS

INTRODUCTION


     The Company, through the Partnership with Engelhard, designs, manufactures and markets innovative climate control systems to supplement or replace conventional air conditioning systems. The Partnership's climate control systems are based on proprietary desiccant technology initially developed by the Company, licensed honeycomb rotor technology and Engelhard's patented titanium silicate desiccant, ETS(Trademark). The Partnership's climate control systems are designed to address indoor air quality, energy and environmental concerns and regulations currently affecting the air conditioning market. The Partnership currently markets its systems to certain targeted applications within the commercial air conditioning market in North America and Asia-Pacific. The Company estimates that these targeted applications had annual sales of approximately $2 billion of the approximately $6 billion combined North-American and Asian-Pacific commercial air conditioning markets in 1994.



     The Company believes that the Partnership's climate control systems more effectively control humidity, improve indoor air quality, reduce energy consumption, address certain environmental concerns and provide customers a choice from a variety of energy sources such as natural gas, steam, waste heat or electricity. Through November 30, 1995, the Partnership and, prior to formation of the Partnership, the Company have sold 175 systems worldwide, including 93 systems which incorporate both honeycomb rotors and ETS(Trademark), to customers in the United States such as the Shop Rite, Grand Union and Genuardi's supermarket chains, JCPenney and Liz Claiborne, and internationally, through Chung-Hsin in Taiwan, Samsung in South Korea and Nichimen in Japan.



     The Company was incorporated in 1984 under the name 'International Cogeneration Corporation.' Initially, the Company designed, manufactured and sold cogeneration equipment. The Partnership's proprietary desiccant cooling design was initially developed by the Company as an extension of its cogeneration business. In 1990, the Company changed its strategy and began to design, manufacture and market climate control equipment based upon desiccant technology, at which time the Company also changed its name to 'ICC Technologies, Inc.' The Company has since discontinued its cogeneration business.


     In May 1992, the Company entered into a joint development agreement with Engelhard in order to design a desiccant-based climate control system utilizing ETS(Trademark). The Company and Engelhard formed the Partnership in February 1994, which replaced the joint development agreement and succeeded to the desiccant-based climate control business which had been conducted by the Company. In connection with the formation of the Partnership, the Company granted Engelhard an option to acquire the Company's interest in the Partnership in installments commencing on December 31, 1997. See 'Business -- The Partnership.'


     Since December 1994, the Partnership has (i) acquired from Ciba-Geigy the honeycomb substrate manufacturing facility in Miami, Florida, (ii) entered into a five year license agreement with Chung-Hsin, Taiwan's largest air conditioning manufacturer, for Chung-Hsin to manufacture and sell the Partnership's climate control systems on an exclusive basis in Taiwan and on a non-exclusive basis in mainland China, (iii) received the 'Blue Star' certification for safety and quality for its natural gas operated systems from The American Gas Association Laboratory and (iv) hired a Vice President of Operations, Vice President of Marketing and North American Sales and Vice President of Market Development, and a new Chief Operating Officer. In addition, in 1995 the Partnership entered into a field demonstration agreement with Carrier Corporation ('Carrier'), pursuant to which Carrier is testing and collecting data from multiple units throughout the United States.


MARKET OVERVIEW


     The worldwide annual market for residential and commercial air conditioning systems was approximately $26 billion in 1994 and is expected to grow to approximately $39 billion by the year 2000, according to a recent study by DRI/McGraw-Hill (the 'DRI Study'). The Partnership has specifically targeted certain applications within the commercial air conditioning market in North

America and Asia-Pacific. Of the approximately $6 billion market for commercial air conditioning equipment in North America and Asia-Pacific in 1994, the Company estimates that the market for these targeted applications was approximately $2 billion. According to the DRI Study, the worldwide commercial air conditioning market is expected to grow to approximately $13 billion by the year 2000, and the Company expects the Partnership's desiccant-based systems to compete in a broader segment of this market as awareness and acceptance of the Partnership's systems grow and their initial cost declines. The Partnership has also entered into two international joint ventures to develop desiccant-based residential climate control systems, but no such system has yet been developed and the Partnership cannot reasonably predict if and when any such system will be developed. See 'Business -- Sales and Marketing.'



     According to the DRI Study, the Asian-Pacific commercial air conditioning market was approximately $3.5 billion in 1994 and is expected to increase to approximately $5.7 billion by the year 2000. Many of the Asian-Pacific countries are located in humid climates where the Partnership's climate control systems are most effective. The Asian-Pacific market is dominated by Japan, which predominantly utilizes natural gas powered air conditioning systems. As in Japan, many countries throughout Asia-Pacific are experiencing shortages of electricity, creating a demand for air conditioning systems powered by alternative energy sources.



       The North American commercial air conditioning market was approximately $2.8 billion in 1994, according to the DRI Study, and is expected to increase to approximately $3.7 billion by the year 2000. Air conditioning systems in North America predominately utilize electric powered systems. The Partnership's strategy is to continue to target commercial applications in which humidity control, indoor air quality and energy consumption are important health issues or a significant cost of business. Indoor air quality has become an important issue currently affecting the air conditioning industry in the United States. Fungal and microbial growth in damp duct work and the build-up of pollutants from furniture, appliances and other equipment in recirculated air can lead to unhealthy indoor environments sometimes identified as 'Sick Building Syndrome.' To combat this problem, in 1989, ASHRAE issued standards to increase the amount of fresh air brought into buildings by as much as 200 to 300% as compared to prior ventilation standards. These standards have been incorporated into many state and local building codes throughout the United States for new construction. See 'Business -- Government Regulation.'



     International accords which address various energy and environmental concerns are also having an impact on air conditioning markets throughout the world. Under the 1987 Montreal Protocol, as amended, approximately 130 signatory countries have agreed to halt all production of ozone-destroying CFCs commencing in 1996. As a result, the Company believes there is an increased demand for new equipment to replace CFC-based air conditioning equipment. See 'Business -- Government Regulation.'


DESICCANT TECHNOLOGY


     Comfort is directly affected by both temperature and humidity. People are generally more comfortable in less humid environments. Lower humidity allows water to evaporate from the skin, causing a cooling effect. Conventional air conditioning systems reduce indoor temperature and humidity by cooling air. Humidity control is principally a by-product of the cooling process when moisture condenses on the cooling coil. In conditions where significant humidity reduction is desired, conventional air conditioning systems must often cool indoor air below desired levels, thereby consuming additional energy. Desiccant systems, however, remove humidity independently of cooling without overcooling the air, thereby generally consuming less energy than conventional air conditioning.


     Systems which utilize desiccant technology have been in existence for more than 50 years. A desiccant is a generic term for any drying agent that removes moisture from the air. Prior desiccant-based equipment met limited success and market acceptance outside of industrial drying applications because of less effective desiccants and rotors, higher maintenance costs, inefficient designs, and high initial and operating costs. The Company believes that the Partnership's climate control system design, which incorporates Engelhard's ETS(Trademark) desiccant and a small cell, honeycomb substrate material used in the manufacture of the Partnership's desiccant and heat exchange rotors, has principally overcome these problems and in many applications is an energy efficient and environmentally safer supplement or alternative to conventional air conditioning systems.


     ETS(Trademark) is a white crystalline powder, classified as a molecular sieve. Molecular sieves are capable of differentiating chemicals on a molecule-by-molecule basis and, therefore, can be designed to remove single compounds, such as water, from liquids and gases. ETS(Trademark) is unique in its capabilities to release moisture at lower regeneration temperatures, thereby requiring less energy than other desiccants. The heat necessary to remove the moisture can be provided by almost any source of heat capable of generating temperatures of at least 140degreesF. As a result, the Partnership's systems can use a wider variety of heat sources, including waste heat, than other desiccant-based systems.


     The Partnership's systems utilize two wheel-shaped rotors with honeycomb passages. The honeycomb substrate material used to make the rotors is manufactured through a variation in Ciba-Geigy's proprietary process for manufacturing lightweight structural honeycomb core utilized in aircraft construction. This substrate material offers lighter weight, superior airflow and more efficient heat and moisture transfer than the corrugated rotors used by the Partnership's competitors. The Company believes that the Partnership's honeycomb rotors are unique and would be difficult and costly for competitors to duplicate.



     The first rotor in the Partnership's two rotor systems is coated with ETS(Trademark) and the second serves as a heat exchange rotor. Recirculated air, or up to 100% fresh air, is first dehumidified by passing it through a slowly rotating rotor treated with ETS(Trademark) that adsorbs airborne moisture, and thereby raises the temperature in proportion to the reduction in humidity. As the desiccant rotor rotates to the other side of the unit, heated air is blown through the desiccant rotor which releases the moisture from the ETS(Trademark), regenerating the desiccant rotor for further dehumidification. The warm, dehumidified air is next cooled by passing it through a similar rotor which has not been coated with ETS(Trademark). Depending upon climatic conditions, the temperature of the process air is generally reduced to a temperature up to 10% lower than outside air temperature. The heat exchange rotor is cooled by an evaporative cooler on the other side of the unit. The moderate temperature, dry air can be cooled further by partially rehumidifying the air through an evaporative cooler, which does not use any refrigerants, or a smaller cooling coil than would be required by a conventional air conditioning system. The process air is then delivered to the building by the normal system of fans and ducts. To date, approximately 25% of the units sold by the Partnership have included cooling coils and three units have been sold with evaporative coolers as post-cooling options.

     The basic operation of the Partnership's gas or waste heat powered climate control systems is depicted below:




                       [ GRAPHIC DESCRIBED IN APPENDIX A, NO. 3 ]




                           BUILDING SUPPLY AIRSTREAM



     A - Recirculated or up to 100% fresh air is drawn into the unit by a fan and pushed through a slowly turning desiccant rotor.



     B - The desiccant rotor removes the majority of moisture from the air and in the process warms the air.



     C - The warm, dry air is driven through a heat exchange rotor that cools the airstream.



     D - Post-cooling options to further lower the process air temperature include an evaporative cooler (which partially rehumidifies the air without using any refrigerants) or a cooling coil. A hot water coil for winter heat is standard in the DESI/AIR(Registered) and Desert Cool(Trademark) systems.



                             REGENERATION AIRSTREAM



     E - Outside air or building exhaust air is drawn into the regeneration airstream.



     F - An evaporative cooler saturates the regeneration airstream with water, significantly lowering its temperature.


     G - The cooled air is drawn through the heat exchange rotor, cooling (regenerating) the heat exchange rotor and warming the regeneration air.


     H - The regeneration airstream is further heated by a heating coil and is drawn through the desiccant rotor to dry (regenerate) it.


      I -  A fan exhausts the regeneration airstream to the outside atmosphere.

The Company believes that the Partnership's systems provide the following features and benefits:


     o More Effective Control of Humidity -- The Partnership's systems are more effective at controlling humidity than conventional, refrigerant-based air conditioning systems which control humidity primarily as a by-product of the cooling process when moisture condenses on the cooling coil. As a result, in conditions where significant humidity reduction is desired, conventional air conditioning systems must often cool air below desired levels. Drier air is generally more comfortable for a building's occupants and is more efficient to cool. Humidity control is also important in a variety of commercial applications, such as supermarkets, and in certain manufacturing processes.



     o Improved Indoor Air Quality -- Ventilation standards recommended by ASHRAE and incorporated into many state and local building codes throughout the country for new building construction now require that as much as 200 - 300% more fresh air be circulated into buildings compared to prior ventilation standards to reduce indoor air pollutants associated with 'Sick Building Syndrome.' The Partnership's climate control systems are designed to process the humidity introduced by increased ventilation and, accordingly, enable a building to meet or exceed these standards. In addition, lower humidity levels reduce airborne bacteria, mold, mildew and fungi, another major source of indoor air quality problems.



     o Energy Efficient and Cost Effective -- Less humid air requires less energy to cool than more humid air. By dehumidifying air before cooling, the Partnership's systems, even with a post-cooling option, consume less energy and are more cost effective to operate than conventional air conditioning systems. As a supplement to conventional air conditioning, by first dehumidifying the air, the Partnership's systems are designed to improve the efficiency of existing conventional air conditioning.



     o Versatile and Reliable -- The Partnership's systems are available in natural gas, electric, steam or waste heat models and in several sizes which process from 2,000 to 25,000 cubic feet of air per minute. The ability to choose from a variety of energy sources allows customers to select the most cost-effective energy source in their area at the time of purchase. The systems are also expected to require less maintenance than conventional equipment because of simplicity of design and fewer moving parts.



     o Environmentally Safer -- Conventional air conditioning systems utilize refrigerants, such as CFCs, HCFCs and HFCs, which damage stratospheric ozone or contribute to global warming. Because the Partnership's systems dehumidify the air before it is cooled by a post-cooling option in the system or in conjunction with a conventional air conditioning system, the cooling coil and compressor included as a post-cooling option in the non-electric models are smaller, and in the electric models generally are smaller, than would otherwise be required in a conventional air conditioning system, thereby utilizing less refrigerant.



     o Year-round Performance -- The Partnership's natural gas systems provide year-round indoor climate control. In hot, humid weather they supply cool, dry air. In cool, 'clammy' weather they supply warm, dry air. In cold weather the natural gas powered systems supply heat. The Partnership is currently developing heating capability for its electric powered systems.


BUSINESS STRATEGY


     The Partnership's strategy is to target specific applications within the commercial air conditioning market in which humidity control, indoor air quality and energy consumption are important health issues or a significant cost of business. Although the Partnership currently markets its systems primarily as a supplement to conventional air conditioning systems, the Company believes that as market awareness and acceptance grows and the initial cost of its systems declines, the Partnership will market its climate control systems as a replacement for conventional air conditioning systems in a broader segment of commercial applications. The Partnership is also attempting to develop a residential unit with certain of its international joint venture partners but currently does not have a residential unit to offer for sale. The Company believes that market awareness and acceptance for the Partnership's systems may develop more rapidly in the Asian-Pacific market and other similar regions of the world with high humidity and where the demand for energy is increasing faster than supply. More specifically, the Partnership is pursuing the following strategies:


     o Establish Strategic Relationships with Domestic and International Manufacturers and Distributors of Air Conditioning Equipment -- The Partnership has developed strategic relationships with three major corporations in Asia-Pacific and is in discussions with a number of domestic and international manufacturers and distributors of air conditioning equipment. The Partnership plans to enter into additional licenses or joint venture arrangements. Taiwan's largest air conditioning manufacturer, Chung Hsin, has licensed the Partnership's desiccant-based technology and is attempting to develop a residential unit. The Partnership has strategic marketing relationships with Samsung in South Korea and Nichimen in Japan. Japan and South Korea are the first and sixth largest air conditioning markets, respectively. The Partnership is also working with AB Air in Israel to develop a residential unit, and to establish local manufacturing and distribution for the Partnership's current systems. In addition, Carrier is in the process of field-testing a number of the Partnership's systems in the United States. The Partnership believes that the reputation and resources of its licensees and joint venture partners will accelerate market acceptance and awareness for its products.



     o Acquisition of an Air Conditioning Manufacturer -- The Company believes that the acquisition of an air conditioning manufacturer is important to the Partnership's overall strategy of developing market awareness of its products, increasing production and distribution capabilities and offering its customers a more complete solution to their climate control needs. Currently, there are no firm commitments or agreements to acquire an air conditioning manufacturer and there can be no assurance that any agreements will be executed or any acquisition will be consummated.



     o Reduction of Manufacturing Costs -- The Partnership significantly reduced the cost of its rotors, a major cost component of its systems, when it acquired Ciba-Geigy's Miami manufacturing facility and expects to further reduce manufacturing and material costs through production line innovations and substitute materials.



     o Target Specific Commercial Applications -- The Partnership's strategy is to continue to market its climate control systems to users in which humidity control, indoor air quality and energy consumption are important health issues or a significant cost of business. The primary applications targeted by the Partnership and the benefits that its systems can provide include:

   Segment                                                  Benefits
------------------------------------------------------------------------------------------------------------------
 Supermarkets            Reduces frost and condensation on refrigerated goods, which improves appearance and extends shelf life as a result of fewer defrost cycles. Also, improves comfort in refrigerated aisles and increases efficiency of refrigerated cases.
------------------------------------------------------------------------------------------------------------------
 Schools                 Reduces bacteria and fungus in the building and its heating, ventilation and air conditioning ('HVAC') system.
------------------------------------------------------------------------------------------------------------------
 Restaurants             Provides building pressurization to compensate for concentration of kitchen exhaust and reduces cooking odors.
------------------------------------------------------------------------------------------------------------------
 Health Care             Reduces bacteria and fungus in the building and its HVAC system. Allows for warmer temperatures at lower humidity for greater comfort of patients, doctors and other health care workers.
------------------------------------------------------------------------------------------------------------------
 Hotels                  Reduces mold and mildew.
------------------------------------------------------------------------------------------------------------------
 Manufacturing           Reduces concentration of volatile organic compounds generated in the manufacturing process and improves comfort for workers. May be particularly important to humidity-sensitive manufacturing processes.
------------------------------------------------------------------------------------------------------------------



PRODUCTS


     The Partnership currently manufactures and sells three types of desiccant-based climate control systems, the 'DESI/AIR(Registered),' 'Desert Cool(Trademark)' and 'Desert Breeze(Trademark),' which differ based upon function and energy source. All of the systems now incorporate the Partnership's proprietary honeycomb rotors and Engelhard's ETS(Trademark). The Partnership's systems are currently being marketed as energy efficient supplements to enhance the performance of, or partially replace, existing conventional air conditioning systems. The DESI/AIR(Registered) and Desert Cool(Trademark) systems typically operate on natural gas, but are also available in steam or waste heat operated models, and also have gas heating capabilities. Consistent with general industry practices, the Partnership warrants its systems for one year from the date of installation and warrants its desiccant and heat exchange rotors for an additional four years. No significant warranty claims have been experienced by the Partnership or the Company to date.



     The DESI/AIR(Registered) system is larger, customized and more heavy duty than the Partnership's other systems. These units can displace from 25 to 250 tons of conventional cooling with the flexibility of utilizing any combination of circulated or fresh air. The DESI/AIR(Registered) system was first sold in June 1989, and has received general acceptance in the supermarket industry. The Partnership and, prior to the Partnership's formation, the Company have sold 108 DESI/AIR(Registered) units through November 30, 1995. The list price for a DESI/AIR(Registered) system varies from approximately $73,000 for the Partnership's smallest unit that can displace up to 25 to 40 tons of conventional cooling, to $159,000 for the largest unit which displaces up to 250 tons of conventional cooling, with the number of units required for each application depending on the size and configuration of the building.



     The Desert Cool(Trademark) system is designed to cool small commercial applications with the flexibility of utilizing any combination of circulated or fresh air and can displace as much as 25 tons of conventional cooling. The Desert Cool(Trademark) system was successfully field-demonstrated by the Partnership in 1994 in conjunction with certain members of the natural gas industry and was introduced commercially in January 1995. Through November 30, 1995, 61 Desert Cool(Trademark) units have been sold. The list price for a Desert Cool(Trademark) unit that displaces up to 25 tons of conventional cooling is approximately $16,000. The Desert Cool(Trademark) line will be expanded in 1996 to include a unit which can displace as much as 50 tons of conventional air conditioning at a list price of approximately $39,000.



     The Desert Breeze(Trademark) system, the first all-electric desiccant-based climate control system, was first shipped in July 1995. The Partnership has sold six Desert Breeze(Trademark) units through November 30, 1995. An all-electric model is important to compete in those markets where electricity is the only or most practical source of energy. Currently, the majority of air conditioning systems worldwide are electric powered. The Desert Breeze(Trademark) system is designed to cool small commercial applications with the flexibility of utilizing either circulated or fresh air. The list price for a Desert Breeze(Trademark) unit that can displace up to 25 tons of conventional cooling is approximately $15,000. The Desert Breeze(Trademark) line will be expanded in 1996 to include a unit that can displace as much as 35 tons of conventional air conditioning at a list price of approximately $20,000. Unlike the Partnership's natural gas systems, the electric units combine desiccant technology with conventional coils and compressors which provide heat to regenerate the desiccant rotors and partially cool the process air. An additional conventional coil may be added to provide further post-cooling as in the natural gas units. The system can use smaller compressors with HCFC refrigerant than conventional air conditioning equipment, reducing the amount of refrigerant required and power usage and peak kilowatt demand. The system is also currently designed to allow for use of HFC refrigerant, which is a less efficient alternative to HCFC refrigerant. The Partnership is currently developing heating capability in the Desert Breeze(Trademark) system.



SALES AND MARKETING


     Currently, the Partnership markets its systems to specific applications in the commercial air conditioning market in which its systems offer the greatest advantages compared to conventional air conditioning systems. To date, the Partnership has marketed its systems primarily as a supplement to, or partial replacement of, conventional air conditioning systems. Since the Partnership's products utilize an emerging technology, potential customers carefully evaluate and, in most cases, purchase the Partnership's systems for testing before committing to further purchases. The Partnership sells its systems principally to end users either directly or through independent manufacturers representatives who purchase units at a discount or receive a commission. The Partnership has developed separate plans and departments for domestic and international sales and marketing.


     United States. The Partnership employs a direct sales staff of five sales people and approximately 36 independent manufacturers representatives to market its systems in the United States. The direct sales staff markets the systems to supermarket chains and national retailers, and oversees the manufacturers representatives. The Partnership's manufacturers representatives market to regional customers and to national accounts which are not assigned to the direct sales staff. At present, a majority of the manufacturers representatives are located in the southern and eastern regions of the country. The Partnership plans to increase its sales staff and manufacturers representative network throughout the country.

     In September 1995, the Partnership entered into a field demonstration agreement with Carrier pursuant to which Carrier is monitoring and evaluating the performance of eleven Desert Cool(Trademark) and Desert Breeze(Registered) units in commercial use throughout the United States. All monitoring equipment costs which are not paid for by third parties such as local utility companies or the U.S. Department of Energy, will be shared equally by the Partnership and Carrier. Carrier has not committed to purchase or distribute any of the Partnership's systems.

     Gas and electric utilities have supported the Partnership's efforts to create market awareness and acceptance for the Partnership's systems. The Gas Research Institute has funded and endorsed independent testing to validate the performance of ETS(Trademark) in the Partnership's natural gas systems and is currently funding the testing of the Partnership's rotors used in such systems for validation. In addition, gas utilities sponsored the initial test sites for the Desert Cool(Trademark) system, and have formed a consortium, under the auspices of the American Gas Cooling Center to promote the Partnership's natural gas systems. The consortium, with 77 utilities currently participating, provides financial incentives and sponsors training programs for engineers and building owners. In 1995, the Desert Cool(Trademark) system became the first desiccant-based unit ever to receive the 'Blue Star' certification for safety and quality from the American Gas Association.

     Similarly, several electric companies and research organizations are promoting the Desert Breeze(Trademark) system. Southern Company, a major electric company in the southeastern United States, assisted in the development of the Desert Breeze(Trademark) system, and five electric utilities are participating in various projects that promote the Desert Breeze(Trademark) system. The Company has also received financial support from the Electric Power Research Institute for field testing, and marketing support from the Edison Electric Institute, two electric industry sponsored organizations.


     As part of the federal government's program to evaluate two-wheel desiccant-based air conditioning systems for possible inclusion in future federal government building specifications, the federal government has purchased two units to test and evaluate in field demonstrations, including an initial unit in 1994 at a government-owned Burger King in Aberdeen, Maryland and a follow-up unit in 1995 in an operating suite in a government-owned hospital in Tampa, Florida. The Company anticipates that the federal government will purchase additional units for testing in 1996.



     International. International sales and marketing efforts have focused on the high humidity, rapidly developing regions of the Asian-Pacific market. In this region, manufacturing and industrial companies are generally interested in the Partnership's systems to improve workers' comfort by lowering humidity. As of November 30, 1995, the Partnership has manufactured and sold a total of 34 units assembled in the Partnership's Philadelphia manufacturing facility to customers in Japan, South Korea and Taiwan through its licensing and distribution agreements or relationships described below. The Partnership plans to continue to market, sell and, in certain situations, assemble its climate control systems through licensing arrangements or joint ventures with other major companies in Asia-Pacific.



     In March 1995, the Partnership entered into a license agreement with Chung-Hsin, Taiwan's largest air conditioning manufacturer, pursuant to which Chung-Hsin has been granted an exclusive license to manufacture and sell the Partnership's gas and electric systems in Taiwan for a period of up to five years based on achieving certain sales targets, and a non-exclusive license to manufacture and sell such systems in mainland China. In consideration for such license, Chung-Hsin paid the Partnership an initial fee of $500,000 and is required to pay a royalty of 2.5% of Chung-Hsin's sales of all desiccant-based climate control systems utilizing the Partnership's technology which are manufactured and sold by Chung-Hsin. Chung-Hsin and the Partnership are also currently attempting to develop a desiccant-based residential window unit. Pursuant to a supply agreement, Chung-Hsin is required to purchase its desiccant and heat-exchange rotors from the Partnership at 105% of their base price. The Partnership also has the option to purchase systems manufactured by Chung-Hsin for resale in other Asian-Pacific countries.



     Nichimen, a Japanese trading company with $58 billion in annual sales in 1994, has been appointed a non-exclusive distributor of the Partnership's systems in Japan. Nichimen has established relationships with Osaka Gas, Tokyo Gas and Toho Gas and is in the process of establishing a national distribution network for the Partnership's systems. Through November 30, 1995, 15 units have been sold through Nichimen. In August 1995, Osaka Gas of Japan completed its initial evaluation and testing of the Partnership's Desert Cool(Trademark) and DESI/AIR(Registered) systems. In November 1995, Osaka Gas began marketing the Partnership's natural gas systems and will monitor the performance of installed systems during 1996. As of December 15, 1995, one Desert Cool(Trademark) unit had been sold through Osaka Gas. No assurance can be given as to whether any additional natural gas systems will be sold through Osaka Gas. Osaka Gas is the second largest seller of natural gas in Japan and as part of its marketing program promotes and sells natural gas operated equipment to promote the use of natural gas.



     In July 1995, the Partnership entered into a memorandum of understanding with Samsung to sell its systems in South Korea which terminated on December 15, 1995. Through November 30, 1995, 15 units have been sold through Samsung in South Korea. The Partnership is presently negotiating a formal distribution agreement with Samsung for the sale of the Partnership's systems in South Korea. There can be no assurance that a formal distribution agreement will be executed.

     In August 1995, the Partnership entered into a joint development agreement with AB Air in Israel for the development of a residential desiccant-based, all electric climate control system. The Partnership has agreed to share equally in the cost of the development program which is initially estimated to be approximately $250,000. The Company has agreed to finance 60% of AB Air's portion of the program costs pursuant to an interest-bearing loan. In addition, AB Air has been granted the exclusive right to manufacture and sell desiccant-based climate control systems incorporating the Partnership's technology in Israel, Turkey, Greece, Cyprus and Egypt. In lieu of a royalty for such license, AB Air has agreed to pay to the Partnership a mark-up of 10% over the base price of the desiccant and heat-exchange rotors which the Partnership is supplying to AB Air. Through November 30, 1995, six of the Partnership's rotors have been incorporated into systems manufactured and sold by AB Air.

     Backlog. As of November 30, 1995, the Partnership's backlog of firm purchase orders for climate control equipment was approximately $1,600,000 compared to a backlog of $450,000 as of November 30, 1994. The Partnership typically ships its systems within 8-10 weeks of receiving an order.


MANUFACTURING


     At its Miami facility, the Partnership manufactures all of its proprietary honeycomb desiccant and heat-exchange rotors and coats the desiccant rotors with ETS(Trademark). The Partnership also manufactures certain other parts and assembles, tests and ships completed systems from its leased manufacturing facility in Philadelphia, Pennsylvania. The Partnership plans to expand the capacity of its rotor manufacturing facility and move to a larger facility in Philadelphia to support anticipated growth. See 'Business -- Properties.'



     In December 1994, the Partnership acquired for $8 million in cash, the real property and substantially all of the assets of Ciba-Geigy's manufacturing facility in Miami, from which the Partnership had been purchasing the honeycomb substrate currently used in producing the Partnership's desiccant and heat-exchange rotors. The Partnership sought to manufacture its own substrate and rotors to lower production costs, further improve the rotors and expand production capacity to meet potential market demand. In addition, the acquisition gives the Partnership more control of a critical technology and manufacturing process for its current products. The Partnership acquired a perpetual, exclusive technology license for the proprietary process to manufacture such small cell, honeycomb substrate for use in air cooling, conditioning and dehumidification applications, and certain other fluid applications. The Partnership also assumed the lease of a 24,000 square foot storage space and a parking lot adjacent to the Miami manufacturing facility. In connection with the acquisition of the Miami facility, the Partnership entered into a five-year requirements contract to continue to supply Ciba-Geigy with the honeycomb substrate material for the aerospace industry. The Partnership is required to make available to Ciba-Geigy in each year of the contract certain percentages of the Miami facility's production capacity, ranging from 85% in 1995 to 30% in 2000. The contract is subject to early termination by Ciba-Geigy at any time after 18 months, upon six months' notice.



     As described above, the Partnership has entered into several licensing arrangements with respect to manufacturing or marketing its products. The Partnership may also license, or otherwise permit, other companies in the United States or internationally to manufacture its systems but the Partnership expects to continue to remain the exclusive manufacturer of the desiccant and heat exchange rotors for such licensees.


SUPPLIES AND MATERIALS


     Except as described below, the Partnership generally uses standard parts and components in the manufacture of its systems and obtains such parts and components from various independent suppliers. The Company believes the Partnership is not highly dependent on any specific supplier and could obtain similar components from other suppliers, except for the substrate material used in its rotors and ETS(Trademark).


     The Partnership purchases a proprietary strong, lightweight material from a single supplier which is used as the base material in manufacturing the honeycomb substrate for the Partnership's desiccant and heat-exchange rotors. While this material is critical in the manufacture of the rotors and the Partnership does not have a contractual agreement with such supplier, the Company believes that the Partnership can obtain all of its requirements for such material from such supplier for the foreseeable future.

     ETS(Trademark) is a patented desiccant material manufactured exclusively by Engelhard. Pursuant to the Engelhard Supply Agreement, the Partnership has agreed to purchase exclusively from Engelhard all of the ETS(Trademark) or any improved desiccant material developed by Engelhard that the Partnership may require in connection with the conduct of the Partnership's business. In turn, Engelhard has agreed to sell to the Partnership its total requirements for ETS(Trademark) or any improved desiccant material developed by Engelhard. The price for ETS(Trademark) is adjusted as of January 1 of each year during the term of the Engelhard Supply Agreement, which initially expires December 31, 1997, but may be extended by either party for additional two-year periods up to December 31, 2003. The Engelhard Supply Agreement does not include specific purchase prices but does contain a 'competitive offer' provision, whereby the Partnership is able to purchase from third parties similar desiccant products that are equal to or better than the products sold by Engelhard should they become available, at a price that is lower than the price established for ETS(Trademark) or any improved desiccant material sold by Engelhard under the Engelhard Supply Agreement, provided, however, that (i) Engelhard has the right to meet such 'competitive offer' in all material respects and (ii) any such third party offer must be able to meet the Partnership's requirements for such desiccants in all material respects in order to be considered a 'competitive offer.'


THE PARTNERSHIP


     The Company and Engelhard formed the Partnership in February 1994 to pursue the desiccant air conditioning business which previously had been conducted by the Company. In exchange for a 50% interest in the Partnership, the Company transferred to the Partnership substantially all of its assets relating to its desiccant-based air conditioning business, subject to certain liabilities. Engelhard, in exchange for a 50% interest in the Partnership, (i) contributed $8,600,000 in capital to the Partnership, (ii) entered into the Engelhard Supply Agreement and the Engelhard License Agreement for ETS(Trademark) and (iii) agreed to provide credit support to the Partnership in the amount of $3,000,000. In addition, Engelhard extinguished a $900,000 obligation due to it by the Company.


     Pursuant to the Partnership Agreement, the Partnership is managed by a Management Committee comprised of two members, one selected by each of the Company and Engelhard. At present, such committee is comprised of Irwin L. Gross, Chairman and President of the Company, and Robert J. Schaffhauser, Vice President-Technology and Corporate Development of Engelhard. Mr. Gross is also the Chief Executive Officer of the Partnership and has an employment agreement with the Partnership that expires in 1999.


     In accordance with the Partnership Agreement, the Company has granted Engelhard options to acquire up to all of the Company's interest in the Partnership at the rate of 25% of such interest per year, with each such 25% option exercisable on December 31 of each year commencing in 1997 and extending through and including 2000 (each an 'Exercise Date'), based on a price equal to 95% of the fair market value of the Partnership as of the Exercise Date in each year in which an option is exercisable, determined by an investment banking firm selected by the Company and Engelhard. Each 25% option is exercisable for a limited period of time after the respective Exercise Date. Upon the occurrence of an event of default by the Company under the Partnership Agreement (including bankruptcy of the Company or failure by the Company to comply with, or a violation of, any material term or condition of the Partnership Agreement which is not cured within a 45-day period), Engelhard may accelerate the option. In addition, Engelhard's purchase options are cumulative and any option unexercised as of the end of the Exercise Period may be exercised as of any future Exercise Period, provided that all previously unexercised options must be exercised and all options automatically expire if Engelhard does not elect to exercise both of its first two options. There can be no assurances as to whether Engelhard will or will not exercise any or all of its options to purchase the Company's interest in the Partnership. In the event that Engelhard's interest in the Partnership increases to more than 70%, Engelhard will be entitled to designate an additional member to the Management Committee and thereby will control the management of the Partnership.



     The Partnership entered into a Royalty Agreement as of February 7, 1994 with James Coellner and Dean Calton, engineers and employees of the Partnership and former employees of the Company.

Pursuant to the Royalty Agreement, in exchange for their patents and trade secrets, Messrs. Coellner and Calton are each entitled to receive royalty payments from the Partnership equal to 0.5% of the Partnership's net revenues received from sales of separate components, royalties and one-time payments for licensed technology and sales of desiccant cooling and air treatment systems to the extent such revenues result from the utilization of technology developed by such individual. The royalty payments do not commence until the first year in which the net revenues of the Partnership exceed $15 million. The maximum amount of combined royalty payments to be made under the Royalty Agreement shall not exceed $5 million in the aggregate and $300,000 for any one year. No royalty is payable for any year in which the Partnership had no net income (or would have had no net income after giving effect to such payments) or if, after giving effect to such royalty payments, the Partnership had no net income on a cumulative basis since its inception; provided that to the extent any royalty payments otherwise payable are not required to be made due to such restrictions, such payments shall be carried forward and made with respect to the next subsequent year or years in which the aforementioned restrictions are satisfied. The Royalty Agreement terminates on December 31, 2010 or, with respect to either employee, the termination of employment of such individual, voluntarily or for cause, prior to February 7, 1999.


PATENTS AND PROPRIETARY INFORMATION


     The Partnership's ability to compete effectively with other manufacturers of climate control equipment is dependent upon, among other things, a combination of (i) the Partnership's proprietary desiccant system design, (ii) Engelhard's patented ETS(Trademark) and (iii) Ciba-Geigy's proprietary process licensed to the Partnership and utilized in manufacturing the small cell, honeycomb substrate material used to make the Partnership's rotors. The Partnership has been issued three United States patents covering certain of its desiccant technology. Several U.S. and foreign patent applications are pending which are directed to the products manufactured and sold by the Partnership and additional patent filings are expected to be made in the future. See 'Risk Factors -- Dependence on Proprietary Technology.'


     The Company was granted a U.S. patent expiring in 2010, which it assigned to the Partnership, related to using a microprocessor to control the desiccant cooling systems in order to increase the energy efficiency or effectiveness of the desiccant cooling process. Similar patents have also been issued to the Partnership in several European countries.


     The Partnership was granted a U.S. patent expiring in 2013, related to the use of an electric heat pump in conjunction with a desiccant climate control system which can use recirculated air for dehumidification, dehumidification with cooling and heating.



     The Partnership was also granted a U.S. patent which expires in 2013 directed to creating humidity gradients within a supermarket. A low humidity, relatively warm temperature area is created in the frozen food section of the supermarket, and a higher humidity, warm temperature area is created near the produce section of the supermarket. This is accomplished by combining a conventional air conditioning system with a desiccant unit. Creating a low humidity area in the frozen food section of the supermarket significantly improves the efficiency of refrigerated cases and a higher humidity area in the produce section helps to preserve the fresh produce.

     Under the Engelhard License Agreement, Engelhard granted the Partnership an exclusive, royalty-free license during the existence of the Partnership to use Engelhard's proprietary technology relating to ETS(Trademark) for use in the Partnership's business, including heating, ventilation and air conditioning applications. The license also includes any new technology conceived by Engelhard's employees or representatives after execution of the Engelhard License Agreement, which is developed for use by the Partnership in connection with the Partnership's business. In turn, the Partnership has agreed not to license or grant any rights in technology owned by the Partnership to any person or entity, except that the Partnership will grant Engelhard or the Company, upon request, a non-exclusive license to make, utilize and sell Partnership technology in any business other than the Partnership's business at a reasonable royalty rate to be negotiated at the time of the grant of such license. See 'Business -- Supplies and Materials.'



     In connection with the acquisition of Ciba-Geigy's manufacturing facility in Miami, the Partnership acquired an exclusive, perpetual technology license to use Ciba-Geigy's proprietary process in air cooling, conditioning and dehumidifying applications, which is currently necessary to manufacture the small cell, honeycomb substrate material used in manufacturing the Partnership's proprietary desiccant and heat exchange rotors. See 'Business -- Manufacturing.'


     The Partnership owns the registered trademark for 'DESI/AIR(Registered)' and has filed trademark applications for 'Desert Cool(Trademark)' and 'Desert Breeze(Trademark)' in the United States for heating, ventilation and air conditioning systems. Several foreign trademark applications for 'DESI/AIR(Registered)' and 'Desert Breeze(Trademark)' are pending.

ENGINEERING, RESEARCH AND DEVELOPMENT


     The Partnership's engineering, research and development activities focus on designing systems for specific applications such as supermarkets, as well as improving the performance and efficiency and lowering the costs of its climate control systems. As of November 30, 1995, the Partnership had 17 employees engaged in engineering, research and development. The Partnership's engineering, research and development expenses for 1994 and the nine months ended September 30, 1995 were approximately $2,100,000 and $1,600,000, respectively.


COMPETITION


     The Partnership competes against other manufacturers of conventional and desiccant-based air conditioning systems primarily on the basis of capabilities, performance, reliability, price and operating efficiencies. The Partnership competes with numerous other manufacturers in the conventional heating, ventilation and air conditioning equipment industry, including Trane Company, York International Corporation, Carrier and others that have significantly more resources and experience in designing, manufacturing and marketing of air conditioning systems than does the Partnership. The Company believes the Partnership's systems provide the following advantages over conventional air conditioning systems: more effectively control humidity; improve indoor air quality; reduce energy consumption; offer energy versatility; and reduce the amount of refrigerants required. The Partnership also competes with several companies selling desiccant-based climate control systems, including Munters Corporation and Semco Incorporated. However, the Company believes its systems perform better and are more economical to operate than competing desiccant-based systems due to its honeycomb rotors and Engelhard's ETS(Trademark).


EMPLOYEES


     Effective February 7, 1994, substantially all of the employees of the Company became employees of the Partnership. The Company employed five full-time persons and the Partnership employed 176 full-time persons as of November 30, 1995, none of whom are represented by unions.


GOVERNMENT REGULATION



     In recent years, increasing concern about damage to the earth's ozone layer caused by ozone depleting substances has resulted in significant legislation governing the production of products containing CFCs. Under the Montreal Protocol on Substances that Deplete the Ozone Layer, as amended in 1992 (the 'Montreal Protocol'), the approximately 130 signatory countries have agreed to cease all production and consumption of CFCs, some of which are utilized in air conditioning and refrigeration equipment, by the end of 1995. The Montreal Protocol has been implemented in the United States through the Clean Air Act and the regulations promulgated thereunder by the Environmental Protection Agency (the 'EPA'). The production and use of refrigerants containing CFCs are subject to extensive and changing federal and state laws and substantial regulation under these laws by federal, state and local government agencies. In addition to the United States, Japan, mainland China, Israel and Thailand are among the signatories to the Montreal Protocol. The manner in which other countries implement the Montreal Protocol could differ from the approach taken in the United States.



     As a result of the regulation of CFCs, the air conditioning and refrigeration industries are turning to substitute substances such as HCFCs, HFCs and light hydrocarbons. HCFCs have 1 to 10% of the ozone-depleting potential of CFCs. However, the production of HCFCs for use in new equipment is currently scheduled to be phased out as of the year 2020 and the production of HCFCs for the servicing of existing equipment is currently scheduled to be phased out as of the year 2030 in the United States and other signatory countries pursuant to the Montreal Protocol. As discussed below, pursuant to the 1992 Rio Accord, reduction of the use of HFCs is also being considered because of their substantial global warming potential.



     The Framework Convention on Climate Change (the '1992 Rio Accord') and related conferences and agreements focused on the link between economic development and environmental protection. Under the Rio Accord, approximately 180 signatory countries have agreed to establish a process by which they can monitor and control the emission of 'greenhouse gases,' defined as gaseous constituents of the atmosphere that absorb and re-emit infrared radiation, which include HFCs. Parties to the 1992 Rio Accord must provide national inventories of 'sources' (which release greenhouse gases, aerosols or precursors thereof into the atmosphere) and 'sinks' (which remove greenhouse gases, aerosols or precursors thereof from the atmosphere), and regular reports on policies and measures which limit the emissions by sources and enhance the removal by sinks of gases not controlled by the Montreal Protocol. No given level or specific date for the control of greenhouse gas emissions have been explicitly provided, although the United States government submitted a plan to the Rio Standing Committee on its proposal for achieving this goal by the year 2000 and Articles 2(a) and (b) of the 1992 Rio Accord indicated there was an initial goal of returning to 1990 levels of greenhouse gas emissions by the year 2000.



     The Clean Air Act now requires the recycling and recovery of all refrigerants used in residential and commercial air conditioning and refrigeration systems. As a result, there are increasing costs involved in the manufacturing, handling and servicing of refrigerant-based equipment. In the Partnership's systems, the cooling coils and compressors included as a post-cooling option in non-electric models are smaller, and in electric models generally are smaller, than would otherwise be required in a conventional air conditioning system, and therefore require less refrigerants.



     The indoor air quality standards in the United States, as set forth by ASHRAE Standard 62-1989 Ventilation for Acceptable Indoor Air Quality, now require that up to 200-300% more fresh air be introduced into buildings as compared to prior regulations. The purpose of such standards is to specify minimum ventilation levels and indoor air quality levels in order to minimize the potential for adverse health effects typically associated with 'Sick Building Syndrome.' According to a recent study by the National Conference of States on Building Codes and Standards, Inc. (the 'NCSBCS Study'), there are 30 states which have incorporated the ASHRAE 62-1989 ventilation standards in one form or another as mandatory building code requirements into their respective building codes (including energy and mechanical codes) for new construction of certain and, in some cases, all types of buildings. Of such states, 18 states require mandatory compliance with ASHRAE 62-1989 by all local jurisdictions and an additional seven states require all local jurisdictions which elect to adopt a building code to comply, at a minimum, with ASHRAE 62-1989. According to the NCSBCS Study, there are ten other states which, while not adopting ASHRAE 62-1989 into their building codes, have referenced ASHRAE 62-1989 as a recognized industry standard. Of the remaining 10 states, five states have adopted building codes with ventilation requirements similar to those of ASHRAE 62-1989 and several major cities in the remaining five states either reference ASHRAE 62-1989 as an industry standard or set similar ventilation requirements according to the NCSBCS Study. In addition, the Company believes that due to liability concerns and customer demands, it is an increasingly standard engineering practice throughout the country to incorporate the ASHRAE ventilation standards in new commercial building construction even when not required by applicable building codes, and the Company believes that the Partnership's business prospects are enhanced because the Partnership's climate control systems currently enable buildings to meet or exceed such standards.


PROPERTIES

     The principal executive offices of both the Company and the Partnership are located at 441 North 5th Street, Suite 102, Philadelphia, Pennsylvania 19123. The Partnership currently has approximately 15,000 square feet of office space under a month-to-month lease at this location. The Company occupies office space within the Partnership's offices and is charged for such space proportionately. The Partnership's lease requires a monthly rental payment of approximately $10,000 plus utility and tax costs, of which the Company's share is approximately $1,000 per month, plus its proportionate share of utility and tax costs.


     The Partnership assembles its systems at a 55,000 square foot manufacturing facility located in Philadelphia, Pennsylvania leased by the Partnership through March 31, 1998. Additionally, the Partnership rents various storage facilities under short-term leases to serve as depots for parts and supplies.


     The Partnership currently produces the small cell, honeycomb substrate material and the desiccant and heat-exchange rotors in its 75,000 square feet manufacturing facility in Miami, Florida and leases a 24,000 square foot storage facility and parking lot adjacent to the manufacturing facility.


     Although the Partnership's facilities are adequate to meet its current level of sales, the Company expects that by the end of the first half of 1996 the Partnership will have to increase its capacity to meet anticipated demand. The Company expects that a portion of the proceeds of this offering will be used to increase the Partnership's production capacity. See 'Risk Factors -- Need for Additional Production Capacity' and 'Use of Proceeds.'


LEGAL PROCEEDINGS

     Neither the Company nor the Partnership is a party to any material lawsuits.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the executive officers and directors of the Company.



NAME                                                   AGE          POSITION WITH THE COMPANY
-----                                                  ---          -------------------------
Irwin L. Gross (1)(2)                                   52          Chairman of the Board and President
William A. Wilson                                       62          Vice Chairman of the Board
Albert Resnick (1)                                      65          Secretary and Director
Stephen Schachman (3)(4)(5)                             51          Director
Andrew L. Shapiro (1)(2)(3)(5)                          40          Director
Mark S. Hauser (3)(4)                                   38          Director
Manfred Hanuschek                                       34          Chief Financial Officer and Treasurer


------------------
(1) Member of Equity Plan Committee

(2) Member of Nominating Committee
(3) Member of Compensation Committee
(4) Member of Audit Committee
(5) Member of Stock Option Committee


     The executive officers of the Company are elected by, and serve at the discretion of, the Board of Directors. The following information with respect to the directors and executive officers of the Company has been furnished by such persons.

     Irwin L. Gross is a founder of the Company and has been the Chairman of the Company and a director since the Company's inception in May 1984. Mr. Gross has served as the President of the Company since February 1994 and also held such position from the Company's inception through July 1991. In addition, Mr. Gross has served as the Chief Executive Officer of the Partnership since its formation in February 1994 and is one of two members of the Management Committee of the Partnership. Mr. Gross also serves as the Chairman of the Board of Directors of EA Industries, Inc. (formerly called Electronic Associates, Inc.), a publicly-held company engaged in the contract manufacturing of electronic products and systems. Mr. Gross has a Bachelor of Science degree in Accounting from Temple University and a Juris Doctor degree from Villanova University.

     William A. Wilson has been the Vice Chairman of the Company since February 1994 and a director of the Company since July 1991, and served as Treasurer of the Company from February 1994 to December 1994. Mr. Wilson also served as President and Chief Executive Officer of the Company from July 1991 to February 1994 when he retired from such positions. Prior to joining the Company, Mr. Wilson held a series of senior management positions with United Technologies Corporation from 1980 to 1991, including most recently as Senior Vice President of its Commercial/Industrial Group and prior thereto as President and Chief Executive Officer of Carrier, President of European Operations for Otis Elevator Company, President of Latin American Operations for Otis Elevator Company, and Vice President of Otis Elevator Company responsible for manufacturing planning. Mr. Wilson has a Bachelor of Science degree in Mechanical Engineering from Drexel University.

     Albert Resnick has been a director of the Company since July 1991 and was appointed the Secretary of the Company in February 1994. From 1953 until his retirement in July 1991, Mr. Resnick was a Vice President of G.B. Goldman Paper Company, a paper distribution company located in Philadelphia, Pennsylvania. At G.B. Goldman, he was responsible for purchasing, marketing and advertising. Mr. Resnick has a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania.

     Stephen Schachman has served as a director of the Company since August 1984. Mr. Schachman has been a Managing Director and a member of the Board of Directors of Public Affairs Management, Inc., a consulting company in political affairs, since April 1993. Mr. Schachman served as President and Chief Executive Officer of Enercom, Ltd., a consulting company in the energy and communications fields, from April 1991 to January 1993. From January 1992 to February 1995, Mr. Schachman served in various capacities at Penn Fuel Inc., having served most recently as Executive Vice President. From September 1988 to April 1991, Mr. Schachman practiced law with the law firm of Dilworth, Paxson, Kalish and Kauffman. Mr. Schachman has also served as President of Philadelphia Gas Works and was a director of the American Gas Association. Mr. Schachman currently serves on the Board of Elizabethtown Gas Company. Mr. Schachman has a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania and a Juris Doctor degree from Georgetown University Law Center.

     Andrew L. Shapiro has served as a director of the Company since May 1990. He has been President of Andy's Janitorial Service Co., Inc. since 1973 and Afford-A-Maid, Inc. since 1988. Mr. Shapiro has also been President of Shapiro Communications, Inc., a provider of special mobile radio services in the Boston area, since 1987. Mr. Shapiro also serves as a director of Associated Builders and Contractors, a national trade association of builders. Mr. Shapiro has a Bachelor of Arts degree in Education from Glassboro State College.


     Mark S. Hauser has served as a director of the Company since December 1994. He is a founder and has been a Managing Director of Hauser, Richards & Co. since March 1991 and of Tamarix Capital Corporation since June 1994, investment and merchant banking firms. Prior to founding Hauser, Richards & Co. in March 1991, Mr. Hauser was a Managing Director at Ocean Capital Corporation, a private international investment banking firm from January 1986 to March 1991. Mr. Hauser has been an Advisory Director of Direct Language Communications since November 1993 and Vice Chairman of the Board of Directors of The Holmes Protection Group, Inc. since September 1994. Mr. Hauser also serves as a director of EA Industries, Inc., a publicly-held company engaged in the contract manufacturing of electronic products and systems. Mr. Hauser has economics and law degrees from Sydney University and a Master of Law degree from the London School of Economics and Political Science.


     Manfred Hanuschek has been the Chief Financial Officer of the Company since October 1994 and Treasurer since December 1994. From 1983 to October 1994, he was employed by Coopers & Lybrand, certified public accountants, most recently as Senior Audit Manager. Mr. Hanuschek is a Certificated Public Accountant, licensed in the Commonwealth of Pennsylvania. Mr. Hanuschek has a Bachelor of Science degree in Accounting from Pennsylvania State University and is a member of the American and Pennsylvania Institutes of Certified Public Accountants.

EXPANSION OF BOARD; APPROVAL OF CERTAIN TRANSACTIONS

     The Company has undertaken that within 60 days of the date of this Prospectus, it will appoint two additional nonemployee members to the Board of Directors who are reasonably satisfactory to the Representatives (as hereinafter defined). In addition, the Company has undertaken that for a period of three years from the date of this Prospectus, the Company will use its best efforts to nominate and recommend to the Company's stockholders for approval such directors or two other directors who are reasonably satisfactory to the Representatives (the 'Independent Directors'). Moreover, the Company has undertaken that it will amend its Bylaws to provide that for a period of three years from the date of this Prospectus, any use of the proceeds of this offering other than as set forth under 'Use of Proceeds' shall be approved by a majority of the nonemployee directors of the Company, including at least one of the Independent Directors. In addition, during such three-year period, the Company will obtain similar approval before it (i) raises any capital pursuant to the issuance of equity securities or securities convertible into or exchangeable for equity securities of the Company for any purpose other than to make a contribution to the Partnership substantially similar to investments to be made by Engelhard (other than with respect to stock options covered by plans which have been approved by the Company's stockholders) or (ii) raises any capital for any purpose through the issuance to any officer, director or 5% or greater stockholder of the Company of equity securities or other securities convertible into or exchangeable for equity securities of the Company (other than with respect to stock options covered by plans which have been approved by the Company's stockholders). During such three-year period, at least one of the Independent Directors will be a member of the Compensation, Audit and Stock Option Committees of the Board of Directors.

EXECUTIVE COMPENSATION


     As a condition to the formation of the Partnership pursuant to the joint venture asset transfer agreement, Mr. Gross entered into a five year employment agreement with the Partnership, dated February 7, 1994, pursuant to which Mr. Gross is employed as the Chief Executive Officer of the Partnership and is required to devote a majority of his business time to the business of the Partnership, at an annual salary of $155,000, subject to certain adjustments. Mr. Gross also received an annual salary in 1994 of $105,735 from the Company for his services as its Chairman of the Board and President, although he does not have a written employment agreement with the Company. In June 1995, the Company increased Mr. Gross's salary to $150,000 per annum.


     Prior to the formation of the Partnership, the Company entered into an employment agreement with William A. Wilson, the former President and Chief Executive Officer and a director of the Company, that was to expire on December 31, 1996. Under the terms of the agreement, Mr. Wilson received an annual salary of $150,000 and options vesting over five years to purchase 500,000 shares of Common Stock at an exercise price of $2.60 per share. The agreement also stipulated that Mr. Wilson would receive one year of salary plus benefits if he were terminated from employment without cause during the term of the agreement. Effective February 28, 1994, Mr. Wilson resigned as President and Chief Executive Officer of the Company, was appointed Vice Chairman of the Board and

Treasurer, and he became a part-time employee of the Company. Under the terms of the amended employment agreement, Mr. Wilson receives an annual salary of $50,000 and the options to purchase 200,000 shares of Common Stock which had not yet vested, vest over a four year period commencing in February 1994, subject to his continued employment with the Company and subject to acceleration upon the occurrence of certain extraordinary corporate events, such as a merger, sale or change in control of the Company.

STOCK OPTION PLANS


     The Company has adopted an Incentive Stock Option Plan ('ISOP') and a Nonqualified Stock Option Plan ('NQSOP') for directors, officers and key employees of the Company and others. Under these plans, options may be granted for the purchase of up to an aggregate of 6,850,000 shares of Common Stock. The number of options to be granted and the exercise prices are determined by the Stock Option Committee of the Board of Directors in accordance with the terms of the plans. Under the ISOP, the option price cannot be less than 100% of the fair market value of the Common Stock on the date of the grant. Options under the ISOP generally are exercisable for three to five years based on a vesting schedule from the grant date. Under the NQSOP, the option price as determined by the Stock Option Committee may be greater or less than the fair market value of the Common Stock as of the date of the grant, and the options are generally exercisable for three to five years subsequent to the grant date. At November 30, 1995, options to purchase an additional 1,560,942 shares of Common Stock may be granted under the plans.



     During 1994, the Company adopted an Equity Plan for Directors (the 'Formula Plan') pursuant to which nonemployee Eligible Directors (defined below) receive automatic option grants whose vesting are dependent on the market price of the Common Stock. The Company does not intend to issue options to its nonemployee directors other than pursuant to the Formula Plan. Under the Formula Plan, each director who was an Eligible Director on adoption of the Plan was automatically granted an option to purchase 50,000 shares of Common Stock and, thereafter, each person who becomes an Eligible Director is automatically granted an option to purchase 50,000 shares of Common Stock on the date such person first becomes an Eligible Director. Each Eligible Director is automatically granted an option to purchase an additional 50,000 shares of Common Stock on each fifth anniversary of the initial grant for such director. An 'Eligible Director' is a director who is not, and has not been during the twelve months preceding a grant date, an officer or employee of the Company. The exercise price for the options granted under the Formula Plan is the fair market value of a share of Common Stock on date of the grant. Options to purchase 500,000 shares of Common Stock may be granted under the Formula Plan. As of November 30, 1995, options to purchase 350,000 additional shares of Common Stock were available for grant under the Formula Plan.



     Grants under the Formula Plan provide for vesting in five equal annual installments commencing on the first anniversary of the date of grant, have a term of ten years (subject to earlier termination under specified conditions) and provide for accelerated vesting in the event of death or a change in control of the Company. A 'change in control' means the consummation of any merger or consolidation involving the Company, any sale of substantially all of the Company's assets or other transaction or related transactions as a result of which a single person or several persons acting in concert own a majority of the Common Stock (except for certain transactions that do not involve a change in the holders of a majority of the outstanding Common Stock).



     During 1994, the Company granted nonqualified stock options under the NQSOP to the following officers and directors: (i) on July 1, 1994, the Company granted options to purchase 500,000 shares of Common Stock to Mr. Gross and options to purchase 50,000 shares to each of Messrs. Resnick and Wilson, in each case at an exercise price of $5.60 per share; (ii) on July 7, 1994, the Company granted to Messrs. Gross and Resnick options to purchase 175,000 shares and 200,000 shares of Common Stock, respectively, at an exercise price of $5.50 per share; and (iii) on October 4, 1994, the Company granted to Mr. Hanuschek options to purchase 50,000 shares of Common Stock, at an exercise price of $9.125 per share. The vesting of the options referred to in clause (i) of this paragraph and all options granted under the Formula Plan are contingent upon the satisfaction of certain performance criteria relating to the future market price (higher than the market price on the date of grant) of the Common Stock.


     Under the ISOP, the Company has granted to certain employees who were neither officers nor directors options to purchase 406,200 shares of Common Stock through November 30, 1995, of which options to purchase 226,400 shares of Common Stock are currently exercisable.


     Under the Formula Plan, Messrs. Schachman and Shapiro were granted on July 1, 1994 options to purchase 50,000 shares of Common Stock at an exercise price of $5.60 per share, and Mr. Hauser was granted on December 15, 1994 an option to purchase 50,000 shares of Common Stock at an exercise price of $8.125 per share.

COMPENSATION OF DIRECTORS


     Commencing June 1, 1995, each non-employee director receives an annual retainer of $7,500 plus $500 for each Board meeting and each committee meeting attended, together with reimbursement for expenses incurred in connection with such meetings.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information, as of November 30, 1995, regarding the beneficial ownership of the Common Stock by (i) each person who is known to the Company to be the beneficial owner of 5% or more of the Common Stock, (ii) each director and executive officer of the Company, and (iii) all executive officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares indicated as owned by them.




                                                                                                PERCENTAGE OWNED
                                                                                SHARES     --------------------------
                                                                              BENEFICIALLY   BEFORE         AFTER
NAME AND ADDRESS(1)                                                              OWNED      OFFERING     OFFERING(2)
----------------------------------------------------------------------------  -----------  -----------  -------------
 Irwin L. Gross (3)..........................................................   2,650,046        15.8%         12.4%
Albert Resnick (4)..........................................................    1,601,620         9.9%          8.3%(5)
Andrew L. Shapiro (6).......................................................      969,914         6.3%          4.6%
Stephen Schachman (7).......................................................       60,000           *             *
William A. Wilson (8).......................................................       35,000           *             *
Mark S. Hauser (9)..........................................................      165,000         1.1%            *
Manfred Hanuschek (8).......................................................       10,000           *             *
All Executive Officers and Directors
  as a group (7 persons) (10)...............................................    5,491,580        28.2%         25.5%(5)


------------------
* Less than 1%.
 (1) Addresses are included for beneficial owners of 5% or more of the Common Stock. Beneficial ownership has been determined pursuant to Rule 13d-3 of the Exchange Act. Mr. Shapiro's business address is 1273 North Church Road, Suite 107, Moorestown, New Jersey 08057. The business address for each of the other 5% stockholders is the address of the Company at 441 North 5th Street, Philadelphia, PA 19123.
 (2) Amounts indicated reflect the Preferred Stock Transactions, including the conversion of the Series G and H Convertible Preferred Stock and the issuance of Common Stock as payment for the accrued dividends on the Series H Convertible Preferred Stock, and the issuance of 2,500,000 shares of Common Stock in connection with this offering.

 (3) Includes 478,181 shares of Common Stock and 108 shares (30.9%) of Series G Convertible Preferred Stock currently convertible into 882,420 shares of Common Stock, currently exercisable options to purchase 217,753 shares of Common Stock, and currently exercisable warrants to purchase 300,000 shares of Common Stock. Also includes 20,000 shares of Common Stock and 92 shares (26.3%) of Series G Convertible Preferred Stock, currently convertible into 751,692 shares of Common Stock, held of record by a trust for the benefit of the children of Mr. Gross, with respect to which Mr. Gross exercises shared voting and investment power.

 (4) Includes 27,828 shares of Common Stock, 75 shares (21.4%) of Series G Convertible Preferred Stock currently convertible into 612,792 shares of Common Stock, 1,500 shares (100%) of Series H Convertible Preferred Stock currently convertible into 750,000 shares of Common Stock, and currently exercisable options to purchase 211,000 shares of Common Stock.

 (5) Includes 154,688 shares of Common Stock issued as payment for the accrued dividends on the Series H Convertible Preferred Stock, so that after giving effect to the Preferred Stock Transactions, Mr. Resnick would have beneficially owned 1,756,308 shares of Common Stock as of September 30, 1995.

 (6) Includes 154,264 shares of Common Stock, 75 shares (21.4%) of Series G Convertible Preferred Stock currently convertible into 612,792 shares of Common Stock, and currently exercisable options to purchase 202,858 shares of Common Stock.
 (7) Includes 10,000 shares of Common Stock and currently exercisable options to purchase 50,000 shares of Common Stock.
 (8) Consists of shares of Common Stock which may be acquired pursuant to currently exercisable options.
 (9) Consists of currently exercisable options and warrants to purchase Common Stock.

(10) Includes (i) 690,273 shares of Common Stock, (ii) 350 shares of Series G Convertible Preferred Stock currently convertible into 2,859,696 shares of Common Stock, (iii) 1,500 shares of Series H Convertible Preferred Stock currently convertible into 750,000 shares of Common Stock, and (iv) currently exercisable options and warrants to purchase 1,191,611 shares of Common Stock.

                              CERTAIN TRANSACTIONS

     In April 1993, the Company loaned Irwin L. Gross, Chairman and President, $70,000 pursuant to a promissory note which provides that such amount is payable on demand together with interest at an annual rate of 10%. As of September 30, 1995, the unpaid balance of the loan was $28,667. The loan was reduced to the present balance by the offsetting of deferred salary on December 31, 1993.

     On June 17, 1994, the Company, Mr. Gross and Albert Resnick, a director of the Company, completed a private placement of a total of 1,400,000 shares of Common Stock, of which 1,100,000 shares were sold by the Company and 150,000 shares were sold by each of Messrs. Gross and Resnick. Pursuant to an agreement between the Company and Messrs. Gross and Resnick, the Company paid all expenses incurred in connection with the offering, including placement agent selling commissions of $64,732 with respect to the shares sold by Messrs. Gross and Resnick.


     During 1993 and 1994, the Company paid fees to companies affiliated with Mark S. Hauser, a director of the Company, for financial advisory services, and reimbursed such companies for certain expenses. The fees paid consisted of approximately $125,000 in cash and the granting of immediately exercisable warrants to purchase 340,000 shares of Common Stock at exercise prices of $3.25 for 50,000 shares, $3.56 for 90,000 shares and $4.75 for 200,000 shares, exercisable until May 23, 1999.



     Concurrent with the completion of the offering as part of the Preferred Stock Transactions: (i) the 350 shares outstanding of Series G Convertible Preferred Stock, beneficially owned by Messrs. Gross, Resnick and Shapiro will be converted into 2,859,696 shares of Common Stock and the accrued dividends of approximately $59,000 as of November 30, 1995 will be paid; (ii) the 1,500 shares outstanding of the Series H Convertible Preferred Stock owned by Mr. Resnick will be converted into 750,000 shares of Common Stock; (iii) the accrued Series H Convertible Preferred Stock dividends of approximately $619,000 as of November 30, 1995 will be paid in the form of Common Stock at the rate of $4.00 per share; (iv) the 135 shares outstanding of the Series F Preferred Stock owned by Mr. Gross and Resnick will be redeemed for approximately $256,000 and the accrued dividends of approximately $23,000 as of November 30, 1995 will be paid;
(v) the 500 shares outstanding of the Series I Preferred Stock owned by Messrs. Gross, Resnick and Shapiro will be redeemed for $500,000 and the accrued dividends of approximately $186,000 as of November 30, 1995 will be paid; and
(vi) the 225 shares outstanding of the Series J Preferred Stock owned by Messrs. Gross, Resnick and Shapiro will be redeemed for $225,000, and the accrued dividends of approximately $79,000 as of November 30, 1995 will be paid.


                          DESCRIPTION OF CAPITAL STOCK


     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. As of November 30, 1995, there were outstanding 14,710,540 shares of Common Stock, 135 shares of Series F Preferred Stock, 350 shares of Series G Convertible Preferred Stock (which are currently convertible into 2,859,696 shares of Common Stock), 1,500 shares of Series H Convertible Preferred Stock (which are currently convertible into 750,000 shares of Common Stock), 500 shares of Series I Preferred Stock and 225 shares of Series J Preferred Stock. In addition, as of such date there were outstanding warrants to purchase 1,465,000 shares of Common Stock and options to purchase 2,901,885 shares of Common Stock, plus an additional 1,910,942 shares of Common Stock reserved for issuance under the Company's stock option plans.



     Upon completion of the offering pursuant to the Preferred Stock Transactions, all the outstanding series of Preferred Stock will be converted or redeemed for 3,609,696 shares of Common Stock and approximately $981,000 in cash. In addition, accrued and unpaid dividends will be declared and paid in cash, except with respect to the Series H Convertible Preferred Stock. The unpaid dividends on the Series H Convertible Preferred Stock will be paid in shares of Common Stock. Accordingly, after the sale of the shares offered hereby and the Preferred Stock Transactions, there will be 20,974,926 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

     COMMON STOCK. Each share of Common Stock is entitled to one vote on each matter submitted to the stockholders without cumulative voting rights in the election of directors. The shares of Common Stock have no preemptive rights. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any Preferred Stock then outstanding. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. Except for an in-kind warrant dividend paid in June 1990, the Company has not declared any dividends on the Common Stock and does not expect to declare dividends in the foreseeable future on the Common Stock. Payment of future dividends rests with the discretion of the Board of Directors and will depend, among other things, on the earnings, capital requirements and financial condition of the Company and the Partnership. See 'Dividend Policy.' All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock offered hereby, when issued, will be fully paid and non-assessable.

     PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the Board of Directors to designate and issue from time to time one or more classes or series of Preferred Stock, without approval of the stockholders. The Board of Directors may fix and determine the relative designations, powers, preferences, rights and dividends of any class or series of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible financings, acquisitions and other corporate transactions, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

     TRANSFER AGENT. The transfer agent for the Common Stock of the Company is American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005.

                        SHARES ELIGIBLE FOR FUTURE SALE


     As of November 30, 1995, there were 14,644,315 shares of Common Stock outstanding. The 2,500,000 shares of Common Stock offered hereby and 14,037,017 of the shares of Common Stock currently outstanding are freely transferrable without restriction or further registration under the Securities Act, except that any such shares owned by 'affiliates' of the Company, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with Rule 144 as described below, but without regard to the holding period. The remaining shares of Common Stock are 'restricted securities' within the meaning of Rule 144 and may not be sold in the absence of a registration under the Securities Act unless an exemption from registration is available, including an exemption contained in Rule 144. The Company, its executive officers and directors and certain stockholders of the Company (holding, as of November 30, 1995 and after giving effect to the Preferred Stock Transactions, an aggregate of 4,454,657 shares of Common Stock, together with options and warrants to purchase 3,476,611 shares of Common Stock) have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable for any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters.



     In addition, as of November 30, 1995, there were outstanding warrants to purchase 1,465,000 shares of Common Stock, of which warrants to purchase 540,000 shares are currently exercisable, and options to purchase 2,901,885 shares of Common Stock, of which options to purchase 1,262,085 shares are currently exercisable. Of the outstanding warrants, 450,000 underlying shares of Common Stock are registered pursuant to an effective registration statement and the balance of 1,015,000 shares of Common Stock have certain registration rights. Under the Company's stock option plans, options to purchase an additional 1,910,942 shares of Common Stock may be granted. All of the shares underlying the options are covered by effective Registration Statements. In addition, there are outstanding shares of Preferred Stock that are currently convertible into an aggregate of 3,609,696 shares of Common Stock. All of such shares are eligible for sale under Rule 144. An additional

154,688 shares to be issued in lieu of dividends on certain shares of Preferred Stock will be subject to the Rule 144 holding period requirements.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) including an officer, director or controlling stockholder ('affiliate'), who has beneficially owned shares for at least two years (including, in the case of a non-affiliate holder, any period of ownership of preceding non-affiliate holders) is entitled to sell, within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.


     The Company is unable to estimate the amount, timing or nature of future sales of outstanding shares of Common Stock. Sales of substantial amounts of the Common Stock in the public market or the availability of shares for sale may have an adverse effect on the market price thereof.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, Janney Montgomery Scott Inc. and Gerard Klauer Mattison & Co., LLC (the 'Representatives'), have severally agreed, subject to the terms and conditions of the Underwriting Agreement by and among the Company and the Underwriters (the 'Underwriting Agreement'), to purchase from the Company and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names below, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                     NUMBER OF
UNDERWRITER                                                            SHARES
-----------                                                           ---------
Janney Montgomery Scott Inc......................................

Gerard Klauer Mattison & Co., LLC................................

     TOTAL........................................................    2,500,000
                                                                      =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will purchase the total number of shares of Common Stock shown above if any of such shares are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $___ per share, and the Underwriters may allow, and such dealers may reallow, a concession not in excess of $______ per share to certain other dealers. After the public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The Company has granted the Underwriters an over-allotment option, exercisable for 45 days after the date of this Prospectus, to purchase up to an aggregate of 375,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company has agreed to indemnify the Underwriters against, or to contribute to losses arising out of, certain liabilities in connection with this offering, including liabilities under the Securities Act.

     The Company and its directors and executive officers and certain other stockholders have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of the Representatives.


     Pursuant to a prior agreement with Gerard Klauer Mattison & Co., LLC ("GKM"), the Company paid GKM a fee of $231,000 in September 1995 in connection with a $3,300,000 private placement of Common Stock and is obligated to pay GKM an additional fee equal to 7% of the proceeds received by the Company in the event any of the warrants to purchase 375,000 shares of Common Stock exercisable at $9.00 per share issued in the private placement are exercised. In addition, the Company has retained GKM for a period through January 1998, to act as the Company's exclusive financial advisor with respect to any transfer of the Company's interest in the Partnership to Engelhard, its affiliates, successors or assignees, or any other person designated by Engelhard. In connection with any services performed under such engagement, the Company will pay GKM customary and normal investment banking fees for transactions of such type and size, as well as GKM's reasonable out-of-pocket expenses.


     In connection with the offering, certain Underwriters and selling group members (if any) who are qualifying registered market makers on Nasdaq may engage in passive market making transactions in the Common Stock on Nasdaq in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of sales in the offering. The passive market making transactions must comply with applicable price and volume limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market making average daily trading volume in the Common Stock during a reference period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS



RESALE RESTRICTIONS



     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.



REPRESENTATIONS OF PURCHASERS



     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under 'Resale Restrictions.'



RIGHTS OF ACTION AND ENFORCEMENT



     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.



     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby is being passed upon for the Company by Mesirov Gelman Jaffe Cramer & Jamieson, Philadelphia, Pennsylvania. Certain legal matters are being passed upon for the Underwriters by Cozen and O'Connor, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1994 and 1993 and the consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows of the Company for each of the three years in the period ended December 31, 1994, included and incorporated by reference in this Prospectus, have been audited by Coopers & Lybrand L.L.P. (whose report dated March 24, 1995 includes an explanatory paragraph which refers to conditions that raise substantial doubt about the Company's ability to continue as a going concern) and have been included herein in reliance upon the authority of that firm as experts in accounting and auditing.

     The balance sheet as of December 31, 1994 and the statements of operations, changes in partners' capital and cash flows for the period February 7, 1994 (date of formation) to December 31, 1994, of the Partnership, included and incorporated by reference in this Prospectus have been audited by Coopers & Lybrand L.L.P. (whose report dated March 24, 1995 includes an explanatory paragraph which refers to conditions that raise substantial doubt about the Partnership's ability to continue as a going concern) and have been included herein in reliance upon the authority of that firm as experts in accounting and auditing.

         INDEMNIFICATION OF DIRECTORS, OFFICERS AND CONTROLLING PERSONS

     The Company's Certificate of Incorporation contains a provision which limits the personal liability of directors to the Company or the stockholders for monetary damages for breach of fiduciary duty. The Certificate of Incorporation provides that a director of the Company shall not be personally liable for a breach of fiduciary duty as a director except for liabilities (i) for any breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for an unlawful dividend payment or an unlawful repurchase of stock, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Certificate of Incorporation also provides that the Company will indemnify and pay legal expenses and damages incurred by officers and directors in any legal action arising from their actions as agents of the Company as long as the officer or director had acted in good faith in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

     Nothing in these provisions eliminates a director's fiduciary duty to act with care or precludes a stockholder from pursuing injunctive or other equitable remedies.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

                         INDEX TO FINANCIAL STATEMENTS

                             ICC TECHNOLOGIES, INC.


                                                                                                              PAGE
                                                                                                            ---------

FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1994:

  Consolidated Balance Sheets at September 30, 1995 and December 31, 1994.................................        F-3

  Consolidated Statements of Operations for the three and nine months ended September 30, 1995 and 1994...        F-4

  Consolidated Statements of Cash Flows for the nine months ended September 30, 1995 and 1994.............        F-5

  Notes to Consolidated Financial Statements..............................................................        F-6

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992:

  Report of Independent Accountants.......................................................................       F-11

  Consolidated Balance Sheets at December 31, 1994 and 1993...............................................       F-12

  Consolidated Statements of Operations for the years ended December 31, 1994, 1993 and 1992..............       F-13

  Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the years ended December 31,
     1994, 1993 and 1992..................................................................................       F-14

  Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1993 and 1992..............       F-15

  Notes to Consolidated Financial Statements..............................................................       F-16

                                 ENGELHARD/ICC


                                                                                                              PAGE
                                                                                                            ---------

FINANCIAL STATEMENTS FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1994 AND THE NINE MONTHS
  ENDED SEPTEMBER 30, 1995 AND THE PERIOD FEBRUARY 7, 1994 (DATE OF FORMATION) TO SEPTEMBER 30, 1994:

  Balance Sheets at September 30, 1995 and December 31, 1994..............................................       F-29

  Statements of Operations for the three months ended September 30, 1995 and 1994, the nine months ended
     September 30, 1995, and the period February 7, 1994 (date of formation) to September 30, 1994........       F-30

  Statements of Cash Flows for the nine months ended September 30, 1995, and the period February 7, 1994
     (date of formation) to September 30, 1994............................................................       F-31

  Notes to Financial Statements...........................................................................       F-32

FINANCIAL STATEMENTS FOR THE PERIOD FEBRUARY 7, 1994 (DATE OF FORMATION) TO DECEMBER 31, 1994:

  Report of Independent Accountants.......................................................................       F-37

  Balance Sheet at December 31, 1994......................................................................       F-38

  Statement of Operations for the period February 7, 1994 (date of formation) to December 31, 1994........       F-39

  Statement of Changes in Partners' Capital for the period February 7, 1994 (date of formation) to
     December 31, 1994....................................................................................       F-40

  Statement of Cash Flows for the period February 7, 1994 (date of formation) to December 31, 1994........       F-41

  Notes to Financial Statements...........................................................................       F-42

                             ICC TECHNOLOGIES, INC.
                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)


                                                                                    SEPTEMBER 30,    DECEMBER 31,
                                                                                         1995            1994
                                                                                    --------------  --------------
                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................................................  $    3,855,335  $    1,114,335
  Receivables:
     Employees....................................................................          28,667          28,667
     Engelhard/ICC................................................................         157,543         124,095
  Inventories, net................................................................           2,000          16,960
  Prepaid expenses and other......................................................         187,284          65,210
                                                                                    --------------  --------------
        Total current assets......................................................       4,230,829       1,349,267
RESTRICTED BANK CERTIFICATE OF DEPOSIT............................................       2,500,000              --
INVESTMENTS IN ENGELHARD/ICC......................................................              --       1,048,255
PROPERTY AND EQUIPMENT, net.......................................................           3,944              --
OTHER ASSETS......................................................................           3,414              --
                                                                                    --------------  --------------
        Total assets..............................................................  $    6,738,187  $    2,397,522
                                                                                    --------------  --------------
                                                                                    --------------  --------------
                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable -- trade.......................................................  $       15,059  $       93,838
  Current portion of note payable to stockholder..................................         150,000              --
  Accrued liabilities.............................................................         165,058         182,944
                                                                                    --------------  --------------
        Total current liabilities.................................................         330,117         276,782
LOSSES OF ENGELHARD/ICC IN EXCESS OF INVESTMENTS..................................       2,904,804              --
                                                                                    --------------  --------------
NOTE PAYABLE TO STOCKHOLDER.......................................................              --         150,000
                                                                                    --------------  --------------
                                                                                    --------------  --------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value --
     Series F, authorized, issued and outstanding 135 shares at September 30,
       1995, and 6,885 shares at December 31, 1994 (liquidation value $241,764 at
       September 30, 1995 and $11,632,063 at December 31, 1994)...................               1              69
     Series G Convertible, authorized 400 shares; issued and outstanding 350 shares at September 30, 1995 and December 31, 1994 (liquidation value
       $626,797 at September 30, 1995 and $591,318 at December 31, 1994)..........               4               4
     Series H Convertible, authorized, issued and outstanding 1,500 shares at
       September 30, 1995 and December 31, 1994...................................              15              15
     Series I, authorized, issued and outstanding 500 shares at September 30, 1995
       and December 31, 1994......................................................               5               5
     Series J, authorized, issued and outstanding 225 shares at September 30, 1995
       and December 31, 1994......................................................               2               2
  Common stock, $.01 par value, authorized 50,000,000 shares, issued 14,592,540
     shares at September 30, 1995 and 12,288,632 shares at December 31, 1994......         145,925         122,887
  Additional paid-in capital......................................................      34,907,976      29,241,534
  Accumulated deficit.............................................................     (31,379,232)    (27,222,346)
  Less: Treasury common stock, at cost, 66,227 shares.............................        (171,430)       (171,430)
                                                                                    --------------  --------------
        Total stockholders' equity................................................       3,503,266       1,970,740
                                                                                    --------------  --------------
        Total liabilities and stockholders' equity................................  $    6,738,187  $    2,397,522
                                                                                    --------------  --------------
                                                                                    --------------  --------------

   The accompanying notes are an integral part of the consolidated financial statements.

                             ICC TECHNOLOGIES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                                       THREE MONTHS ENDED              NINE MONTHS ENDED
                                                 ------------------------------  ------------------------------
                                                 SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                      1995            1994            1995            1994
                                                 --------------  --------------  --------------  --------------
REVENUES.......................................              --              --  $        6,500  $       88,360
COST OF GOODS SOLD.............................              --              --           5,961          80,335
                                                 --------------  --------------  --------------  --------------
  Gross profit.................................              --              --             539           8,025
OPERATING EXPENSES:
  Marketing....................................              --              --              --         155,283
  Engineering and development..................              --              --              --         150,523
  General and administrative...................  $      343,283  $      446,266       1,026,768         933,435
                                                 --------------  --------------  --------------  --------------
     Total operating costs.....................         343,283         446,266       1,026,768       1,239,241
                                                 --------------  --------------  --------------  --------------
        Loss from operations...................        (343,283)       (446,266)     (1,026,229)     (1,231,216)
INTEREST:
  Interest income..............................          72,251          54,207         275,312          71,447
  Interest expense on stockholder's loans......          (4,031)         (2,750)        (12,219)        (10,736)
                                                 --------------  --------------  --------------  --------------
                                                         68,220          51,457         263,093          60,711
                                                 --------------  --------------  --------------  --------------
EQUITY INTEREST IN NET LOSS OF ENGELHARD/ICC...      (1,320,262)             --      (3,393,750)             --
                                                 --------------  --------------  --------------  --------------
NET LOSS.......................................      (1,595,325)       (394,809)     (4,156,886)     (1,170,505)
PREFERRED STOCK DIVIDEND REQUIREMENTS..........         (84,446)        (45,125)       (215,339)       (175,875)
                                                 --------------  --------------  --------------  --------------
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS.....  $   (1,679,771) $     (439,934) $   (4,372,225) $   (1,346,380)
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------
NET LOSS PER COMMON SHARE......................  $        (0.12) $        (0.04) $        (0.34) $        (0.12)
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------
WEIGHTED AVERAGE COMMON SHARES.................      13,785,330      12,083,108      12,955,334      11,081,990
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------

   The accompanying notes are an integral part of the consolidated financial statements.

                             ICC TECHNOLOGIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                 NINE MONTHS ENDED SEPTEMBER 30,
                                                                                 ------------------------------
                                                                                      1995            1994
                                                                                 --------------  --------------
Cash Flows from Operating Activities:
  Net loss.....................................................................  $   (4,156,886) $   (1,170,505)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization.............................................             826          49,181
     Equity interest in net loss of Engelhard/ICC..............................       3,393,750              --
     Warrants issued for services rendered.....................................          25,000              --
     Increase in bad debt and inventory reserve................................           9,000         111,112
     (Increase) decrease in:
        Receivables............................................................         (33,448)         45,035
        Inventories............................................................           5,960         (67,664)
        Prepaid expenses and other.............................................         (97,074)        (20,341)
     Increase (decrease) in:
        Accounts payable.......................................................         (78,779)        (21,361)
        Accrued expenses.......................................................          41,423         (62,825)
                                                                                 --------------  --------------
           Net cash used in operating activities...............................        (890,228)     (1,137,368)
Cash Flows from Investing Activities:
  Capital contribution to Engelhard/ICC........................................      (1,000,000)             --
  Repayments of loans from Engelhard/ICC.......................................       1,500,000              --
  Purchase of restricted certificate of deposit................................      (2,500,000)             --
  Purchase of property and equipment, net......................................          (8,184)         (9,300)
                                                                                 --------------  --------------
           Net cash used in investing activities...............................      (2,008,184)         (9,300)
                                                                                 --------------  --------------
Cash Flows from Financing Activities:
  Proceeds from issuance of common stock and warrants, net.....................       5,639,412       5,062,303
  Repayments of borrowings from stockholders...................................              --        (185,272)
  Borrowings from Engelhard Corporation........................................              --         400,000
                                                                                 --------------  --------------
           Net cash provided by financing activities...........................       5,639,412       5,277,031
                                                                                 --------------  --------------
Net increase in cash and cash equivalents......................................       2,741,000       4,130,363
Cash and Cash Equivalents, Beginning of Period.................................       1,114,335       1,142,674
                                                                                 --------------  --------------
Cash and Cash Equivalents, End of Period.......................................  $    3,855,335  $    5,273,037
                                                                                 --------------  --------------
                                                                                 --------------  --------------



   The accompanying notes are an integral part of the consolidated financial statements.

                             ICC TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION:

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been reflected herein. For further information, refer to the financial statements and footnotes thereto for the year ended December 31, 1994 included elsewhere herein. Results of operations for the nine months ended September 30, 1995 are not necessarily indicative of results of operations expected for the full year.


2. BUSINESS AND GOING CONCERN CONSIDERATIONS:

  Business


     ICC Technologies, Inc. ('ICC' or the 'Company') is a Delaware corporation. On February 7, 1994, pursuant to the terms and conditions of a Joint Venture Asset Transfer Agreement ('Transfer Agreement'), by and among ICC, its newly formed wholly-owned subsidiary, ICC Desiccant Technologies, Inc. ('I Partner'), and Engelhard Corporation ('Engelhard') and its newly formed wholly-owned subsidiary, Engelhard DT, Inc. ('E Partner'), ICC and Engelhard, through their respective subsidiaries, formed a Pennsylvania general partnership named 'Engelhard/ICC' (the 'Partnership'). In exchange for a 50% interest in the Partnership, ICC transferred to the Partnership through its wholly-owned subsidiary, I Partner, substantially all of its assets, with the exception of cash and certain other assets not related to the desiccant air conditioning business, subject to certain liabilities, and Engelhard, in exchange for a 50% interest in the Partnership, (a) contributed to the Partnership through its wholly-owned subsidiary, E Partner, approximately $8,600,000 in cash, (b) entered into a Supply Agreement pursuant to which it agreed to supply desiccants to the Partnership, (c) entered into a Technology License Agreement pursuant to which Engelhard and the Partnership licensed to each other certain technology rights, and (d) agreed to provide credit support to the Partnership in the amount of $3,000,000.


     The Partnership was formed to engage in the business of designing, manufacturing and marketing climate control systems to supplement or replace conventional air conditioning systems ('Partnership Business'), and succeed to the desiccant air conditioning business conducted by ICC prior to the formation of the Partnership and the activities of ICC and Engelhard under the Joint Development Agreement dated May 26, 1992. As a result of the consummation of the Transfer Agreement, ICC has become principally a holding company, owning a 50% interest in the Partnership through ICC's wholly-owned subsidiary, I Partner, which is a co-general partner of the Partnership. Although ICC is not permitted to engage directly or indirectly in any activities that would conflict with the Partnership Business as long as the Partnership is in effect, ICC is not precluded from engaging in other activities.

     Prior to consummation of the Transfer Agreement, ICC was engaged in the business of designing, manufacturing and marketing desiccant cooling systems for climate control for commercial buildings. The Partnership has and the Company expects the Partnership to continue to conduct such business and to market its products to such potential users.

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. BUSINESS AND GOING CONCERN CONSIDERATIONS: -- (CONTINUED)

  Going Concern

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Revenues and the Company's share of results of operations of Engelhard/ICC have been insufficient to cover costs of operations for the nine months ended September 30, 1995. The Company has incurred cumulative losses since inception of $31,379,232 through September 30, 1995. In order to continue operations, the Company has had to raise additional capital to offset cash consumed in operations and support of the Partnership. Until the Partnership generates positive cash flows from operations, it will be primarily dependent upon its partners to provide any required working capital. The Company's continuation as a going concern is dependent on its ability to:
(i) generate sufficient cash flows to meet its obligations on a timely basis;
(ii) obtain additional financing as may be required; and (iii) ultimately attain profitable operations and positive cash flows from operations and its investment in the Partnership. The accompanying financial statements do not include any adjustments that may result from the Company's inability to continue as a going concern.

     Management intends to raise additional capital as required to continue operations and to support the Partnership; however, there can be no assurance that the Company will be able to raise additional capital. See Note 4, Stock Transactions.

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. INVESTMENT IN ENGELHARD/ICC PARTNERSHIP:

     The following are the summarized unaudited financial results of the
Partnership:


                                                                                                      PERIOD
                                                                                                    FEBRUARY 7
                                                     QUARTER         QUARTER       NINE MONTHS       (DATE OF
                                                      ENDED           ENDED           ENDED       FORMATION) TO
                                                  SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                       1995            1994            1995            1994
                                                  --------------  --------------  --------------  --------------
RESULTS OF OPERATIONS:
Revenues........................................  $    2,009,538  $      379,912  $    7,171,504  $      997,156
Cost of goods sold..............................       2,283,118         328,282       7,175,429         876,872
                                                  --------------  --------------  --------------  --------------
Gross profit (loss).............................        (273,580)         51,630          (3,925)        120,284
Operating expenses:
  Marketing.....................................         862,851         659,882       2,524,468       1,373,024
  Engineering...................................         280,470         290,897         694,747         750,357
  Research and development......................         257,556         231,904         898,135         540,999
  General and administrative....................         847,423         466,093       2,084,030       1,000,461
                                                  --------------  --------------  --------------  --------------
Loss from operations............................      (2,521,880)     (1,597,146)     (6,205,305)     (3,544,557)
Interest expense (income).......................         118,643         (24,947)        582,194        (102,093)
                                                  --------------  --------------  --------------  --------------
Net loss........................................  $   (2,640,523) $   (1,572,199) $   (6,787,499) $   (3,442,464)
                                                  --------------  --------------  --------------  --------------
                                                  --------------  --------------  --------------  --------------







                                                  SEPTEMBER 30,    DECEMBER 31,
                                                       1995            1994
                                                  --------------  --------------
BALANCE SHEET INFORMATION:
Cash and cash equivalents.......................  $       40,998  $      648,451
Receivables.....................................       1,497,441         663,551
Inventory.......................................       4,358,148       2,439,509
Other current assets............................          47,181          75,836
Cash held in escrow.............................       1,060,865              --
Property, plant and equipment...................       7,988,625       7,946,511
Other noncurrent assets.........................       1,792,549       1,612,497
                                                  --------------  --------------
  Total assets..................................  $   16,785,807  $   13,386,355
                                                  --------------  --------------
                                                  --------------  --------------
Current liabilities.............................  $    1,628,157  $    1,730,732
Short-term loan.................................       2,750,000              --
Long-term debt..................................       8,714,570         175,044
Notes payable to general partners...............              --       8,000,000
Partners' capital...............................       3,693,080       3,480,579
                                                  --------------  --------------
  Total liabilities and capital.................  $   16,785,807  $   13,386,355
                                                  --------------  --------------
                                                  --------------  --------------


     The Company's investment in the Partnership is owned by its wholly-owned subsidiary, I-Partner, whose principal asset is the Partnership investment. The investment in the Partnership is accounted for under the equity method of accounting. On February 7, 1994, date of formation, the Company's investment in the Partnership was approximately $0. The investment remained at $0 through September 30, 1994 because the Company had no obligation to provide additional financial support to the Partnership. In December 1994, each general partner provided additional financing in the amount of $4,000,000 to the Partnership ('General Partners' Bridge Loan') in connection with the acquisition of the real property and substantially all other assets of an existing manufacturing facility located in Miami, Florida. The General Partners' Bridge Loan resulted in the Company increasing its investment in the Partnership as well as recording its proportionate share of previously unrecognized accumulated

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. INVESTMENT IN ENGELHARD/ICC PARTNERSHIP: -- (CONTINUED) losses at that time. In May 1995, $1,500,000 of the bridge loan was repaid to each general partner. The remaining $2,500,000 for each general partner was converted into an investment in the Partnership.

     In April 1995, the Partnership obtained financing from the issuance of $8,500,000 of industrial development revenue bonds. The proceeds of these bonds were used to repay $3,000,000 of the General Partners' Bridge Loan, $1,500,000 to each general partner, and provide for improvements and capital equipment at the Miami facility. As of September 30, 1995, $1,060,865 of proceeds were held in escrow and will be released upon the Partnership's incurring qualified expenditures.

     In May 1995, the Company guaranteed 50% of the Partnership's indebtedness associated with the industrial development revenue bonds. The Company has established an irrevocable letter of credit for $2,500,000 to support its portion of the guarantee. The Company's letter of credit is collateralized by a certificate of deposit in the amount of $2,500,000.

     The general partners are guarantors of the Partnership's long-term debt which totals approximately, $8,700,000 as of September 30, 1995.

     Subsequent to September 30, 1995, each general partner contributed an additional $2,000,000 to the Partnership.

     The Company's proportionate share of losses in the Partnership are $1,320,262 and $3,393,750 for the three and nine months ended September 30, 1995. The Partnership has incurred cumulative losses of approximately $12,400,000 since inception. The Company's share of the cumulative losses have resulted in recognition of losses in excess of the Company's investment in and advances to the Partnership of $2,904,809, which has been reflected as a liability in the September 30, 1995 balance sheet.

     Receivables from the Partnership were $157,543 at September 30, 1995. Interest income earned by the Company in connection with the General Partners' Bridge Loan amounted to approximately $164,000 for the nine months ended September 30, 1995. The Partnership charged the Company approximately $24,000 and $64,000 for the three and nine months ended September 30, 1995, respectively, for various administrative office support services which were provided.

4. STOCK TRANSACTIONS:

  Equity Issuances

     On March 31, 1995, pursuant to a private placement, the Company issued 300,000 shares of Common Stock for gross proceeds of $3,300,000. At closing, cash of $1,100,000 was received along with a $2,200,000 promissory note. In August 1995, the promissory note was paid. The Company issued warrants to purchase 375,000 shares of Common Stock at $9 per share to the placement agents in connection with the private placement.

     The Company received proceeds of approximately $932,000 from the exercise of stock options to purchase approximately 476,000 shares of Common Stock granted under its option plans for the three months ended September 30, 1995. The Company received proceeds of approximately $1,683,000 from the exercise of options to purchase approximately 794,000 shares of Common Stock granted under its option plans for the nine months ended September 30, 1995.

     The Company received proceeds of approximately $946,000 from the exercise of warrants to purchase approximately 265,000 shares of Common Stock for the nine month period ended September 30, 1995.

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. STOCK TRANSACTIONS: -- (CONTINUED)
  Preferred Stock

     The shares of Series G and H Convertible Preferred Stock may be converted into Common Stock at the demand of the holder of such shares. The conversion rates are 8170.56 shares of Common Stock for each Series G share and 500 shares of Common Stock for each Series H share.

     In April 1995, the Series F Preferred Stock and Series G Convertible Preferred Stock began to accrue a cash dividend at a rate equal to 15% of their respective accrued liquidation preference. Cumulative undeclared and unpaid dividends as of September 30, 1995 for the Preferred Stock amounted to approximately $908,000. The Company may pay the redemption of Series F Preferred Stock in shares of Common Stock. In August 1995, the 6,750 shares of Series F Preferred Stock were redeemed by the issuance of 925,000 shares of Common Stock.

5. NEW ACCOUNTING STANDARD:

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans. It encourages entities to adopt that method in place of the intrinsic value method currently in place under the provisions of Opinion No. 25 of the Accounting Principles Board (APB). Under the fair value method of accounting, all arrangements under which employees receive shares of stock or other equity instruments or under which employers incur liabilities to employees in amounts based on the price of its stock result in the measurement of compensation cost at the grant date of the award which is recognized over the service period, usually the vesting period. Under the intrinsic value method, compensation cost is measured by the excess of the quoted market price of the stock, if any, over the amount the employee must pay to acquire the stock. For example, granting immediately exercisable stock options to an employee at an exercise price equal to the quoted market price of the stock results in the recognition of compensation expense at the date of grant under the fair value method of SFAS No. 123; under the intrinsic value method of APB No. 25, no compensation expense is recognized. However, SFAS No. 123 allows the Company to elect to continue its current method of accounting under APB No. 25 for employee stock-based compensation arrangements. The Company expects to continue its current method of accounting under APB No. 25 for employee stock-based compensation arrangements. If the Company continues its current method of accounting, pro forma disclosures of net income and earnings per share must be disclosed, as if the Company had adopted the recognition provisions of SFAS No. 123.

     Although the Company is permitted to continue accounting for employee stock-based compensation arrangements under APB No. 25, SFAS No. 123 requires the Company to utilize the fair value method of accounting for transactions involving stock options or other equity instruments issued to nonemployees as consideration for goods or services. Presently, those transactions are accounted for by the Company under the intrinsic value principles of APB No. 25. The use of intrinsic value versus fair value did not have a material effect on any period presented.

     The accounting and disclosure requirements of SFAS No. 123 are effective for the Company in 1996. The Company has not yet determined the impact of SFAS No. 123.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To The Stockholders of ICC Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of ICC Technologies, Inc. as of December 31, 1994 and 1993 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICC Technologies, Inc. as of December 31, 1994 and 1993 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company incurred losses accumulating to $27,222,346 through December 31, 1994. This factor, among others, raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

COOPERS & LYBRAND L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 24, 1995

                             ICC TECHNOLOGIES, INC.
                          CONSOLIDATED BALANCE SHEETS



                                                                                    DECEMBER 31,  DECEMBER 31,
                                                                                        1994          1993
                                                                                    ------------  ------------
                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................................................   $1,114,335    $1,142,674
  Receivables:
    Trade, net of allowance for doubtful accounts of $19,112 and $35,000,
     respectively.................................................................           --       243,127
    Employees.....................................................................       28,667        90,095
    Engelhard/ICC.................................................................      124,095            --
  Inventories, net................................................................       16,960       533,008
  Prepaid expenses and other......................................................       65,210        68,427
                                                                                    ------------  ------------
      Total current Assets........................................................    1,349,267     2,077,331
INVESTMENTS IN NET ASSETS OF AND LOANS TO ENGELHARD/ICC                               1,048,225            --
PROPERTY AND EQUIPMENT, net.......................................................           --       329,319
OTHER ASSETS, net.................................................................           --       157,652
                                                                                    ------------  ------------
      Total assets................................................................   $2,397,522    $2,564,302
                                                                                    ------------  ------------
                                                                                    ------------  ------------
                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable -- trade.......................................................   $   93,838    $  407,595
  Current portion of long-term debt...............................................           --       150,000
  Accrued liabilities.............................................................      182,944       313,036
                                                                                    ------------  ------------
      Total current liabilities...................................................      276,782       870,631
                                                                                    ------------  ------------
NOTE PAYABLE TO ENGELHARD CORPORATION.............................................           --       500,000
                                                                                    ------------  ------------
NOTE PAYABLE TO STOCKHOLDERS......................................................      150,000       150,000
                                                                                    ------------  ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value --
    Series F, authorized, issued and outstanding 6,885 shares at December 31, 1994 and 1993 (liquidation value $11,632,063 at December 31, 1994 and $10,352,494
     at December 31, 1993)........................................................           69            69
    Series G Convertible, authorized 400 shares; issued and outstanding 350 shares at December 31, 1994 and 1993 (liquidation value $591,318 at December 31,
     1994 and $526,271 at December 31, 1993)......................................            4             4
    Series H Convertible, authorized, issued and outstanding 1,500 shares at
     December 31, 1994 and 2,100 shares at December 31, 1993......................           15            21
    Series I, authorized, issued and outstanding 500 shares at December 31, 1994
     and 1993.....................................................................            5             5
    Series J, authorized, issued and outstanding 225 shares at December 31, 1994
     and 1993.....................................................................            2             2
Common stock, $.01 par value, authorized 50,000,000 shares; issued 12,288,632
  shares at December 31, 1994 and 9,969,278 shares at December 31, 1993...........      122,887        99,693
Additional paid-in capital........................................................   29,241,534    23,946,571
Accumulated deficit...............................................................  (27,222,346)  (22,831,264)
Less: Treasury common stock, at cost, 66,227 shares...............................     (171,430)     (171,430)
                                                                                    ------------  ------------
      Total stockholders' equity..................................................    1,970,740     1,043,671
                                                                                    ------------  ------------
      Total liabilities and stockholders' equity..................................   $2,397,522    $2,564,302
                                                                                    ------------  ------------
                                                                                    ------------  ------------


   The accompanying notes are an integral part of the consolidated financial statements.

                             ICC TECHNOLOGIES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                          YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------------
                                                                    1994            1993            1992
                                                               --------------  --------------  --------------
REVENUES.....................................................  $       88,360  $    1,201,156  $      957,459
COST OF GOODS SOLD...........................................          80,419       1,176,619         939,199
                                                               --------------  --------------  --------------
  Gross profit...............................................           7,941          24,537          18,260
                                                               --------------  --------------  --------------
OPERATING EXPENSES:
  Marketing..................................................         155,822         878,542         653,557
  Engineering and development................................         150,523       1,099,575         521,161
  General and administrative.................................       1,427,929       2,093,733       1,388,209
                                                               --------------  --------------  --------------
     Total operating costs...................................       1,734,274       4,071,850       2,562,927
                                                               --------------  --------------  --------------
        Loss from operations.................................      (1,726,333)     (4,047,313)     (2,544,667)
INTEREST:
  Interest income............................................         162,285          14,876           4,726
  Interest expense...........................................              --          (1,415)         (2,181)
  Interest expense on stockholders' loans....................         (14,611)        (24,000)        (24,751)
                                                               --------------  --------------  --------------
                                                                      147,674         (10,539)        (22,206)
                                                               --------------  --------------  --------------
EQUITY INTEREST IN NET LOSS OF ENGELHARD/ICC.................      (2,812,423)             --              --
                                                               --------------  --------------  --------------
NET LOSS.....................................................      (4,391,082)     (4,057,852)     (2,566,873)
PREFERRED STOCK DIVIDEND REQUIREMENTS........................        (227,750)       (261,500)       (241,938)
                                                               --------------  --------------  --------------
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS...................  $   (4,618,832) $   (4,319,352) $   (2,808,811)
                                                               --------------  --------------  --------------
                                                               --------------  --------------  --------------
NET LOSS PER COMMON SHARE....................................  $        (0.41) $        (0.51) $        (0.47)
                                                               --------------  --------------  --------------
                                                               --------------  --------------  --------------
WEIGHTED AVERAGE COMMON SHARES...............................      11,390,981       8,550,852       5,978,505
                                                               --------------  --------------  --------------
                                                               --------------  --------------  --------------


   The accompanying notes are an integral part of the consolidated financial statements.

                             ICC TECHNOLOGIES, INC.
                     CONSOLIDATED STATEMENTS OF CHANGES IN
                         STOCKHOLDERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                                        COMMON                                  TREASURY       TOTAL
                                                         STOCK      ADDITIONAL                   COMMON    STOCKHOLDERS'
                                          PREFERRED   ($0.01 PAR     PAID-IN     ACCUMULATED     STOCK,       EQUITY
                                            STOCK       VALUE)       CAPITAL       DEFICIT      AT COST      (DEFICIT)
                                         -----------  -----------  ------------  ------------  ----------  -------------
BALANCE, DECEMBER 31, 1991.............   $      94    $  57,897   $ 16,911,776  $(16,206,539) $ (171,430)  $   591,798
  Sale of 500 shares of Series I
    preferred stock....................           5           --        499,995            --          --       500,000
  Sale of 225 shares of Series J
    preferred stock....................           2           --        224,998            --          --       225,000
  Issuance of 405,772 shares of common
    stock, net of offering expenses....          --        4,058        785,001            --          --       789,059
  Net loss.............................          --           --             --    (2,566,873)         --    (2,566,873)
                                              -----   -----------  ------------  ------------  ----------  -------------
BALANCE DECEMBER 31, 1992..............         101       61,955     18,421,770   (18,773,412)   (171,430)     (461,016)
  Conversion of 50 shares Series G
    preferred stock into 408,528 shares
    of common stock....................          --        4,085         (4,085)           --          --            --
  Issuance of 2,918,998 shares of
    common stock through a private
    placement, net of offering
    expenses...........................          --       28,200      4,309,924            --          --     4,338,124
  Issuance of shares of common stock...          --        1,875        713,712            --          --       715,587
  Issuance of 357,900 shares of common
    stock through exercise of stock
    options............................          --        3,578        505,250            --          --       508,828
  Net loss.............................          --           --             --    (4,057,852)         --    (4,057,852)
                                              -----   -----------  ------------  ------------  ----------  -------------
BALANCE, DECEMBER 31, 1993.............         101       99,693     23,946,571   (22,831,264)   (171,430)    1,043,671
  Conversion of 600 shares Series H
    preferred stock into 300,000 shares
    of common stock....................          (6)       3,000         (2,994)           --          --            --
  Issuance of 1,100,000 shares of
    common stock through a private
    placement, net of offering
    expenses...........................          --       11,000      3,477,920            --          --     3,488,920
  Issuance of 919,354 shares of common
    stock through exercise of stock
    options and warrants...............          --        9,194      1,640,837            --          --     1,650,031
  Issuance of warrants to purchase
    40,000 shares of common stock......          --           --        179,200            --          --       179,200
  Net loss.............................          --           --             --    (4,391,082)         --    (4,391,082)
                                              -----   -----------  ------------  ------------  ----------  -------------
BALANCE, DECEMBER 31, 1994.............   $      95    $ 122,887   $ 29,241,534  $(27,222,346) $ (171,430)  $ 1,970,740
                                              -----   -----------  ------------  ------------  ----------  -------------
                                              -----   -----------  ------------  ------------  ----------  -------------


   The accompanying notes are an integral part of the consolidated financial statements.

                             ICC TECHNOLOGIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------------
                                                                    1994            1993            1992
                                                               --------------  --------------  --------------
Cash Flows from Operating Activities:
  Net loss...................................................  $   (4,391,082) $   (4,057,852) $   (2,566,873)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization...........................          49,181         107,590         111,106
     Equity interest in net loss of Engelhard/ICC............       2,812,423              --              --
     Termination expense.....................................              --          30,000              --
     (Gain) loss on retirements of fixed assets..............              --            (225)         87,683
     Common stock and warrants issued for services
        rendered.............................................         179,200         212,969           2,900
     Provision for doubtful accounts.........................          16,112          15,000          10,000
     Increase in inventory reserve...........................          95,000          48,000          69,000
     Write-off of equipment and other assets.................              --          70,044          86,838
     (Increase) decrease in:
        Receivables..........................................          67,321        (110,588)        149,930
        Inventories..........................................         (67,664)       (164,472)        354,159
        Prepaid expenses and other...........................         (23,873)        (31,138)         32,580
        Other assets.........................................              --         (32,151)        (36,847)
  Increase (decrease) in:
     Accounts payable........................................         (53,418)        109,813          27,719
     Accrued expenses........................................         (55,918)        128,193         244,531
                                                               --------------  --------------  --------------
        Net cash used in operating activities................      (1,372,718)     (3,674,817)     (1,427,274)
                                                               --------------  --------------  --------------
Cash Flows from Investing Activities:
  Loans to Engelhard/ICC.....................................      (4,000,000)             --              --
  Purchases of property and equipment, net...................          (9,300)       (300,040)        (17,329)
                                                               --------------  --------------  --------------
        Net cash used in investing activities................      (4,009,300)       (300,040)        (17,329)
                                                               --------------  --------------  --------------
Cash Flows from Financing Activities:
  Proceeds from sale of common stock and warrants, net.......       5,138,951       4,643,208         550,805
  Proceeds from sale of preferred stock, net.................              --              --         725,000
  Borrowings from stockholders...............................              --              --          60,000
  Repayments of borrowings from stockholders.................        (185,272)        (60,000)             --
  Payments made under capital lease obligations and long-term
     debt....................................................              --              --         (39,113)
  Borrowings from Engelhard Corporation, net.................         400,000         500,000              --
                                                               --------------  --------------  --------------
        Net cash provided by financing activities............       5,353,679       5,083,208       1,296,692
                                                               --------------  --------------  --------------
Net increase (decrease) in cash and cash equivalents.........         (28,339)      1,108,351        (147,911)
Cash and Cash Equivalents, Beginning of Period...............       1,142,674          34,323         182,234
                                                               --------------  --------------  --------------
Cash and Cash Equivalents, End of Period.....................  $    1,114,335  $    1,142,674  $       34,323
                                                               --------------  --------------  --------------
                                                               --------------  --------------  --------------


   The accompanying notes are an integral part of the consolidated financial statements.

                             ICC TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BUSINESS AND GOING CONCERN CONSIDERATIONS:

  Business

     ICC Technologies, Inc. (the 'Company' or 'ICC') is a Delaware corporation. On February 7, 1994, the Company and Engelhard Corporation, through their respective subsidiaries, formed a Pennsylvania General Partnership named 'Engelhard/ICC' (the 'Partnership'). In exchange for a 50% interest in the Partnership, the Company transferred to the Partnership substantially all of its assets, with the exception of cash and certain other assets not related to the desiccant air conditioning business, subject to certain liabilities; Engelhard Corporation, in exchange for a 50% interest in the Partnership, (a) contributed to the Partnership approximately $8,600,000, (b) entered into a Supply Agreement pursuant to which it agreed to supply desiccants to the Partnership, (c) entered into a Technology License Agreement pursuant to which Engelhard Corporation and the Partnership licensed to each other certain technology rights, and (d) agreed to provide credit support to the Partnership in the amount of $3,000,000. In addition, Engelhard Corporation extinguished a $900,000 obligation due to it by the Company.

     The Partnership was formed on February 7, 1994 to engage in the business of designing, manufacturing and marketing climate control systems to supplement or replace conventional air conditioning systems ('Partnership Business'). The desiccant air conditioning business conducted by the Company prior to the formation of the Partnership is now being conducted by the Partnership. As a result, the Company has become principally a holding company, owning a 50% interest in the Partnership. Although the Company is not permitted to engage directly or indirectly in any activities which would conflict with the Partnership Business as long as the Partnership is in effect, the Company is not precluded from engaging in other activities. The Company will continue to sell its remaining cogeneration inventory. Although the Company is exploring the possibility of pursuing other ventures, to date it has not entered into any agreements or commitments to engage in any other activities.

     Prior to the formation of the Partnership, the Company was engaged, in the business of designing, manufacturing and marketing environmentally beneficial and energy efficient, desiccant cooling systems for climate control for commercial buildings. The Company's desiccant cooling products were marketed to chain operators of supermarkets, department stores, and to manufacturers, schools, healthcare facilities, federal, state and local governments, and to users of other types of air conditioning and dehumidification products. The Company expects the Partnership to continue such business and to market its products to such potential users.

     The Company believes that the desiccant cooling system it has developed and which the Partnership is now further developing, is an innovative and energy efficient technology for providing cooling and heating for commercial facilities which, in its natural gas version, does not employ the chemicals used in conventional air conditioning that cause damage to the stratospheric ozone layer and contribute to global warming.

  Going Concern

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Revenues have been insufficient to cover costs of operations. The Company has incurred cumulative losses since inception of $27,222,346 and a net loss during 1994 of $4,391,082. In order to continue operations, the Company has had to raise additional capital to offset cash consumed in operating and investing activities. The Company's continuation as a going concern is dependent on its ability to: (i) generate sufficient cash flows to meet its obligations on a timely basis, (ii) obtain additional financing as may be required, and (iii) ultimately attain profitable operations and positive cash flows

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


1. BUSINESS AND GOING CONCERN CONSIDERATIONS: -- (CONTINUED)

from operations and its investment in the Partnership. The accompanying financial statements do not include any adjustments that may result from the Company's inability to continue as a going concern.

     In response to the aforementioned conditions, the Company has transferred the net assets of the desiccant air conditioning line of business to the Engelhard/ICC Partnership. Although ICC is not obligated to contribute additional capital to the Partnership, in 1994, it loaned to the Partnership $4,000,000 for the purchase of certain assets and has guaranteed certain obligations of the Partnership. ICC may be requested by Engelhard to provide additional financial support to the Partnership as a condition for Engelhard to provide additional financial support to the Partnership. Until the Partnership generates sufficient cash flows from operations, it will be primarily dependent upon the partners to provide any required working capital. Capital of approximately $8,600,000 to the Partnership has been contributed by Engelhard Corporation which is also obligated to provide a $3,000,000 line of credit to the Partnership. In 1994, Engelhard also loaned $4,000,000 to the Partnership for the purchase of certain assets. Because ICC is a 50% partner, ICC will record its proportionate share of future losses of the Partnership under the equity method of accounting to the extent of any remaining balance of positive investment in and advance to the Partnership or commitment to provide funds to the Partnership in the future.

     Management intends to raise additional capital as required to continue operations and to pursue other business activities; however, there can be no assurance that the Company will be able to raise additional capital as required to continue operations or to pursue other activities.

2. THE PARTNERSHIP:

     On February 7, 1994 ICC and Engelhard, through their respective subsidiaries, formed a Pennsylvania general partnership named Engelhard/ICC (the 'Partnership'). In exchange for a 50% interest in the Partnership, ICC transferred to the Partnership, through ICC's wholly-owned subsidiary, substantially all of its assets, with the exception of cash and certain other assets not related to the desiccant air conditioning business, subject to certain liabilities. The assets and liabilities were transferred by the Company at historical cost with no gain or loss being recorded by the Company.

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


2. THE PARTNERSHIP: -- (CONTINUED)

     Summarized results of operations and balance sheet information of the Partnership as of December 31, 1994 and for the period from formation (February 7, 1994) through December 31, 1994, are as follows:



                                                                             PERIOD ENDED
                                                                          DECEMBER 31, 1994
                                                                          ------------------
RESULTS OF OPERATIONS:
Revenues................................................................   $      1,620,386
Loss from operations....................................................         (5,699,721)
Net loss................................................................   $     (5,624,845)

                                                                          DECEMBER 31, 1994
                                                                          ------------------
BALANCE SHEET INFORMATION:
Cash and cash equivalents...............................................   $        648,451
Receivables.............................................................            663,551
Inventory...............................................................          2,439,509
Other current assets....................................................             75,836
Property, plant and equipment...........................................          7,946,511
Other noncurrent assets.................................................          1,612,497
                                                                          ------------------
  Total assets..........................................................   $     13,386,355
                                                                          ------------------
                                                                          ------------------
Accounts payable and accrued expenses...................................   $      1,543,798
Payable to general partners.............................................            186,934
Long-term debt..........................................................            175,044
Notes payable to general partners.......................................          8,000,000
Partners' capital.......................................................          3,480,579
                                                                          ------------------
  Total liabilities and partners' capital...............................   $     13,386,355
                                                                          ------------------
                                                                          ------------------


     In December 1994, the Partnership acquired for $8 million in cash, the real property and substantially all other manufacturing assets of an existing manufacturing facility located in Miami, Florida from Ciba-Geigy Corporation ('Ciba'), which currently produces the small cell, honeycomb substrate used to manufacture the desiccant and heat exchange rotors that are an integral part of the Partnership's products. The former Ciba plant produced primarily large cell substrate which the Partnership is prohibited to produce or sell other than to Ciba. The Partnership also acquired, as part of the transaction, an exclusive technology license to use Ciba's proprietary process which is necessary to manufacture such small cell, honeycomb structures. The Company's and the Partnership's management believe that the acquisition gives the Partnership complete control of the critical technologies and manufacturing processes for its current products as well as those in the foreseeable future. Assets acquired consisted of approximately $6.9 million of plant, property and equipment and $1.1 million of intangibles.

     To finance the acquisition, the Company and Engelhard each lent to the Partnership $4,000,000. The loans, which are evidenced by promissory notes, mature on December 31, 1995 and bear interest payable monthly at the Prime Rate plus 1%. A portion of the principal amount of each of the loans is intended to be repaid by the Partnership prior to the maturity date upon the receipt of replacement financing which the Partnership is currently seeking and the remainder would be repaid from funds from operations to the extent such funds were available. The Partnership is in the process of obtaining third party replacement financing. There is no assurance that the Partnership will be able to obtain replacement financing prior to the maturity date or that such replacement financing will be sufficient to repay the loans.

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


2. THE PARTNERSHIP: -- (CONTINUED)

     In connection with the formation of the Partnership, the Company granted to Engelhard an option to acquire 100% of the Company's interest in the Partnership at the rate of 25% of such interest per year starting in 1998, at a price equal to 95% of the fair market value of the Partnership as determined by an investment banking firm selected by the Company and Engelhard. The Partnership Agreement provides that under certain circumstances, such option can be accelerated. There can be no assurances that Engelhard will or will not exercise its option to purchase the Company's interest in the Partnership.

     The Company's investment in the Partnership is owned by a subsidiary, ICC Desiccant Technologies Inc., whose principal asset is the Partnership investment. The investment in the Partnership is accounted for under the equity method of accounting. In December 1994, the general partners each loaned $4,000,000 to the Partnership. The Company's proportionate share of losses in the Partnership is $2,812,423, which has been recognized and offset against the Company's investment in net assets and loans to Engelhard/ICC as of December 31, 1994.

     Receivables from the Partnership were $124,095 at December 31, 1994. Interest income earned from the Partnership amounted to approximately $32,000 in 1994. The Company received $250,000 in connection with the formation of the Partnership for reimbursement of certain expenses incurred in connection with the Joint Development Program efforts which preceded the formation of the Partnership. The Partnership provided approximately $91,000 in various administrative office support services to the Company. The general partners are guarantors of the long-term debt of $175,044.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purpose of determining cash flows.

  Inventories

     Inventories are valued at the lower of cost (using specific identification) or market.

  Property and Equipment

     Property and equipment are stated at cost. Costs of major additions and improvements are capitalized and replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to operations as incurred.

     When an asset is sold, retired or otherwise disposed of, the cost of the property and equipment and the related accumulated depreciation are removed from the respective accounts, and any resulting gains or losses are reflected in operations.

     Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years.

  Income Taxes

     In 1993, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 109, 'Accounting for Income Taxes.' SFAS No. 109 requires that deferred income taxes be computed using the asset and liability method rather than the deferred method previously in effect. Adoption of SFAS No. 109 did not have a material effect on the Company's financial statements.

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)

  Revenue Recognition

     Revenues are recognized when equipment is shipped for equipment sales contracts, when equipment is installed and operating for installation contracts, and when the electric and thermal energy is used by the customer for energy sales contracts. Energy and maintenance service revenue is recognized when services provided are complete. Energy and maintenance service revenues totaled $0, $97,101 and $177,023, for 1994, 1993 and 1992, respectively. Energy and maintenance service cost of goods sold totaled $12,750, $263,833 and $247,363, for 1994, 1993 and 1992, respectively.

  Development Costs

     Development costs are expensed as incurred. Development costs amounted to approximately $24,000, $1,000,000 and $365,000 in 1994 ,1993, and 1992,
respectively.

  Net Loss Per Common Share

     The net loss per common share is based on the weighted average number of shares of Common Stock outstanding during each year. Stock options, warrants and convertible preferred stock have not been included, since they are antidilutive. Cumulative dividends on the Series H Convertible Preferred Stock, the Series I Preferred Stock, and the Series J Preferred Stock amounting to $227,750, $261,500 and $241,938 for the periods ended December 31, 1994, 1993 and 1992, respectively (see note 9), have been added to the net loss for determining the net loss applicable to common stockholders in computing the net loss per common share for the years ended December 31, 1994 and 1993. The computations of fully diluted loss per share for the years ended December 31, 1994, 1993, and 1992 were antidilutive; therefore, the amounts reported herein for primary and fully diluted loss per share are the same.

  Concentration of Credit Risk

     The Company invests its cash primarily in deposits with major banks. Ongoing credit evaluations of customers' financial condition are performed and generally no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

4. SUPPLEMENTAL CASH FLOWS AND EQUITY DISCLOSURE:

     Cash paid during the year for interest was $35,628, $1,415 and $2,169, in 1994, 1993, and 1992, respectively.

     Included in the Statement of Cash Flows for 1994 were cash proceeds of $3,488,920 from the issuance of 1,100,000 shares of Common Stock. Also included were cash proceeds of $1,650,031 from the issuance of 919,354 shares of Common Stock upon exercise of stock options and warrants. Excluded from the Statement of Cash Flows in 1994 were the effects of certain non-cash financing transactions related to the conversion of 600 shares of Series G Convertible Preferred Stock into 300,000 shares of Common Stock. Also the Company transferred to the Partnership, upon formation, approximately $60,000 of net liabilities which consisted of approximately: $240,000 in receivables; $490,000 of inventory; $290,000 of property and equipment; $180,000 in other assets; $360,000 in accounts payable and accrued liabilities and $900,000 of notes payable to Engelhard.

     Included in the Statement of Cash Flows for 1993 were cash proceeds of $4,643,208 from the issuance of 3,144,598 shares of Common Stock. Excluded from the Statement of Cash Flows in 1993 were the effects of certain non-cash financing transactions related to: the issuance of 4,000 shares of

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


4. SUPPLEMENTAL CASH FLOWS AND EQUITY DISCLOSURE: -- (CONTINUED)

the Company's Common Stock in settlement of approximately $43,000 of accounts payable to an equipment vendor; the issuance of 100,000 shares of Common Stock to an equipment vendor in settlement of approximately $388,000 of accounts payable and the establishment of a prepaid equipment account of approximately $45,000; the issuance of 7,140 shares of Common Stock to a vendor in settlement of approximately $35,000 of accounts payable; the issuance of 10,000 shares of Common Stock with a fair market value of $30,000 to a former officer and recorded as severance expense; the issuance of incentive stock options to purchase 33,300 shares of Common Stock upon exercise of incentive stock options by an employee borrowing $60,150 from the Company which was repaid in installments through March 1994; the issuance of 408,528 shares of common stock upon the conversion of 50 shares of Series G Convertible Preferred Stock. Also, an employee receivable of approximately $5,000 was offset against the deferred salaries account included in accrued liabilities.

     Included in the Statement of Cash Flows for 1992 were cash proceeds of $550,805 from the sale of 373,472 shares of Common Stock. Also included were cash proceeds of $725,000 from the sale of 500 shares of Series I Preferred Stock and 225 shares of Series J Preferred Stock. Excluded from the Statement of Cash Flows in 1992 were the effects of certain non-cash financing transactions related to: the issuance of 18,000 shares of Common Stock upon the conversion of accounts payable of a related party for legal services of approximately $171,000; the issuance of 12,000 shares of Common Stock to an equipment vendor in settlement of approximately $60,000 of accounts payable; and the issuance of 2,300 shares of Common Stock upon the exercise of options for approximately $2,900, the exercise price for which was forgiven and charged to bonus expense. Also, a $15,000 note was issued to a former officer and director in exchange for approximately $8,200 in deferred salary and approximately $6,800 in severance costs.

5. INVENTORIES:

     Inventories comprise the following:


                                                                          DECEMBER 31,
                                                                     ----------------------
                                                                       1994        1993
                                                                     ---------  -----------
Purchased parts....................................................  $  16,960  $   380,745
Work-in-process....................................................         --      152,263
                                                                     ---------  -----------
                                                                     $  16,960  $   533,008
                                                                     ---------  -----------
                                                                     ---------  -----------

     Purchased parts at December 31, 1994 consist only of cogeneration equipment and related parts that have been recorded at their net realizable value. Purchased parts at December 31, 1993 consist primarily of desiccant dehumidification equipment and related components to be used in the manufacture of the Company's products. Work-in-process represents the costs (including acquisition and installation costs) of the Company's products and system installations currently in progress which are to be completed in the next year. If a loss is indicated on an installation, a provision is made currently for that loss. At December 31, 1994 and 1993, the Company's inventory balance of $16,960 and $533,008, respectively, is net of a reserve for obsolete inventory of approximately $430,000 and $383,000, respectively. For the years ended 1994, 1993, and 1992, the Company made provisions of approximately $95,000, $48,000, and $69,000 respectively, for inventory obsolescence. The increase in inventory obsolescence reserve was included in engineering and development expense in the accompanying Consolidated Statement of Operations. The Company disposed of inventory which was charged directly to engineering and development of approximately $52,000, and $87,000 in 1993, and 1992, respectively.

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. PROPERTY AND EQUIPMENT:

     Property and equipment, net, comprise the following:


                                                                         DECEMBER 31,
                                                                   ------------------------
                                                                      1994         1993
                                                                   ----------  ------------
Office and computer
  equipment......................................................          --  $    471,330
Cogeneration equipment...........................................  $   66,106        66,106
Furniture and fixtures...........................................          --       155,535
                                                                   ----------  ------------
                                                                       66,106       692,971
Less -- Accumulated depreciation.................................     (66,106)     (363,652)
                                                                   ----------  ------------
                                                                   $       --  $    329,319
                                                                   ----------  ------------
                                                                   ----------  ------------

     The Company retired $79,847 and $139,030 of equipment in the years ended December 31, 1993 and 1992, resulting in a (gain) or loss on retirement of $(225) and $87,683, respectively.

     Property and equipment included fully depreciated assets of approximately $66,106 and $145,000 as of December 31, 1994 and 1993, respectively.

7. ACCRUED EXPENSES:

     Accrued expenses comprise the following:


                                                                          DECEMBER 31,
                                                                    ------------------------
                                                                       1994         1993
                                                                    -----------  -----------
Professional fees.................................................  $    30,202  $   142,000
Accrued interest..................................................       49,142       70,158
Other.............................................................      103,600      100,878
                                                                    -----------  -----------
                                                                    $   182,944  $   313,036
                                                                    -----------  -----------
                                                                    -----------  -----------

8. LONG-TERM DEBT AND NOTES PAYABLE TO STOCKHOLDERS:

     Long-term debt and notes payable to stockholders comprise the following:


                                                                          DECEMBER 31,
                                                                    ------------------------
                                                                       1994         1993
                                                                    -----------  -----------
Notes payable to stockholders.....................................  $   150,000  $   300,000
Note payable to Engelhard.........................................           --      500,000
                                                                    -----------  -----------
                                                                        150,000      800,000
Less -- current portion...........................................           --      150,000
                                                                    -----------  -----------
                                                                    $   150,000  $   650,000
                                                                    -----------  -----------
                                                                    -----------  -----------

     The future minimum payments for the Company consist of the note payable to stockholder of $150,000 due in 1996.

     Upon entering into the Joint Venture Asset Transfer Agreement, Engelhard loaned the Company $500,000, which loan was evidenced by a promissory note, dated September 8, 1993. The loan to the Company, together with $500,000 of the Company's own funds, was to be used solely for (i) funding operations of the Company related to its desiccant air conditioning business and (ii) to reimburse Engelhard for all costs, charges and expenses incurred by Engelhard for work conducted by it in accordance with the Joint Development Agreement. No interest was payable on the principal amount of the promissory note.

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. LONG-TERM DEBT AND NOTES PAYABLE TO STOCKHOLDERS: -- (CONTINUED)

     In January 1994, Engelhard loaned to the Company an additional $400,000, evidenced by a promissory note dated January 15, 1994. The note has the same terms and conditions as the September 8, 1993 promissory note. On February 7, 1994, pursuant to the Joint Venture Asset Transfer Agreement, the net assets of the Company's desiccant line of business were transferred to the Partnership and the Partnership assumed the indebtedness evidenced by the $500,000 Engelhard loan and the $400,000 Engelhard loan and such indebtedness was converted by Engelhard into a capital contribution of the Partnership.

     Two directors of the Company provided working capital demand loans amounting to a total of $60,000 in December 1992. The loans were repaid in April 1993.


     Warburg Pincus Capital Company L.P. (WPCC) and RIT Capital Partners plc
(RIT) provided working capital loans of $450,000 each prior to 1991 at the prime interest rate plus 2 percent. The prime interest rate as of December 31, 1994, 1993, and 1992, was 8.5%, 6.0%, and 6.0%, respectively. During 1991, WPCC and RIT purchased 300 shares each of Series H Convertible Preferred Stock. The Stock was purchased through the exchange of $600,000 in debt plus accrued interest of approximately $138,000. The remaining loans totalling $300,000 were scheduled to mature in April 1996. On February 4, 1994, the Company paid the Warburg Pincus $150,000 loan plus accrued interest of $35,628.



     At December 31, 1994, the Company was not in compliance with a reporting covenant contained in the debt agreement which stated that RIT would receive audited financial statements by February 28 of each year. RIT waived compliance with the covenant through January 1, 1996. The most restrictive covenant of this debt agreement provides that the Company will not pay or declare any dividends until such time as the principal and interest have been paid in full.


     Interest expense on all stockholder loans were $14,611, $24,000, and $24,751 in 1994, 1993, and 1992, respectively.

9. STOCK TRANSACTIONS:

  Equity Issuances


     In June 1994, the Company sold 1,100,000 shares of common stock at a purchase price of $3.56 per share for aggregate cash proceeds of $3,916,000, and two directors each sold 150,000 shares, at a purchase price of $3.56 for aggregate cash proceeds to each of $534,000. Pursuant to an agreement between the Company and the two directors, the Company agreed to pay all commissions and expenses incurred in connection with the offering. Accordingly, the net proceeds to the Company, after payment of such commissions and expenses, were $3,488,920. In connection with the offering, the Company issued to an individual, who subsequently became a director, for financial advisory services, warrants for the purchase of 215,000 shares of common stock. Those warrants have an exercise price of $3.25 - $4.75 per share and expire in 1999.



     In July 1993, the Company registered under the Securities Act of 1933 up to 1,060,000 shares of common stock of which 950,000 shares were to be issued upon the exercise of outstanding warrants and 110,000 shares were to be issued in exchange for certain obligations: 100,000 shares to an equipment vendor in settlement of approximately $388,000 in accounts payable and 10,000 shares to a former officer of the Company as severance pay. As of December 31, 1993, the Company had received $2,087,500 in cash for 950,000 shares of Common Stock purchased upon the exercise of outstanding warrants. Expenses for this offering for legal, accounting, and printing costs amounted to approximately $112,000. This amount was offset against proceeds, reducing net proceeds from the offering to approximately $1,976,000.

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. STOCK TRANSACTIONS: -- (CONTINUED)

     The Company received $1,543,009 in cash for 732,354 shares of Common Stock upon the exercise of incentive and nonqualified stock options for the year ended December 31, 1994. Also, the Company received during 1994 net proceeds of $286,222 from the exercise of warrants to acquire 187,000 shares of Common Stock granted to placement agents in connection with the February and March 1993, private placements, referred to below.

     In March and April 1993, pursuant to a private placement commenced on March 30, 1993, the Company sold 374,000 shares of Common Stock for gross proceeds of approximately $561,000 and net proceeds, after payment of commissions and expenses of the offering, of approximately $459,000.

     In March 1993, pursuant to a private placement commenced in February 1993, the Company sold 1,496,000 shares of Common Stock for gross proceeds of $2,244,000 and net proceeds, after payment of commissions and expenses of the offering, of approximately $1,903,000.

     In June 1992, the Company sold to an investor group led by the Chairman of the Board, who is also a stockholder, for $225,000, 225 shares of Series J Preferred Stock. The Series J Preferred Stock bears a 10% dividend which will accrue, but not be payable until declared by the Board of Directors of the Company. The investors also received options to purchase 128,574 shares of Common Stock at $1.75 per share, exercisable for a period of four years beginning June 3, 1993. The Series J Preferred Stock dividend in 1994 was $22,500 and had accumulated to a total of $57,938 at December 31, 1994, all of which has accrued but is not payable until declared.

     Also in June 1992, two private investors purchased 228,572 shares of Common Stock for $400,000.

     In March 1992, the Company sold to an investor group led by the Chairman of the Board, who is also a stockholder, for $500,000, 500 shares of Series I Preferred Stock. The Series I Preferred Stock bears a 10% dividend which will accrue, but not be payable until declared by the Board of Directors of the Company. The investors also received options to purchase 400,000 shares of Common Stock at $2.25 per share, exercisable for a period of four years beginning March 12, 1993. The Series I Preferred Stock dividend in 1994 was $50,000 and had accumulated to a total of $140,000 at December 31, 1994, all of which has accrued but is not payable until declared.

     The Company's Series H Convertible Preferred Stock bears a 9% dividend which will accrue, but not be payable until declared by the Board of Directors of the Company. The Series H Convertible Preferred Stock dividend in 1994 was $155,250 and had accumulated to a total of $659,250 all of which has accrued but is not payable until declared.

     The Company's Series G and H Preferred Stock, which have voting rights, are convertible into 2,859,696 and 750,000 shares of Common Stock, respectively.

  Conversion of Debt to Equity and Issuance of Equity for Assets or Services

     During 1993 and 1992, the Company issued Common Stock to settle various liabilities and to acquire various assets or services (see note 4).

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. STOCKS OPTIONS AND WARRANTS:


     The Company provides an incentive and a nonqualified stock option plan for directors, officers, and key employees of the Company and others. Under these plans, options may be granted for the purchase of up to 6,850,000 shares of Common Stock. The number of options to be granted and the option prices are determined by the Stock Option Committee of the Board of Directors in accordance with the terms of the plans. Under the terms of the Incentive Stock Option Plan, the option price cannot be less than 100% of the fair market value of the Common Stock on the date of the grant. Incentive stock options are exercisable based on a vesting schedule from the grant date. Under the Nonqualified Stock Option Plan, the option price as determined by the Stock Option Committee may be greater or less than the fair market value of the Common Stock as of the date of the grant, and the options are generally exercisable for three to five years subsequent to the grant date. At December 31, 1994, the Company had 1,750,000 and 5,100,000 shares of Common Stock reserved for the Company's Incentive Stock Option Plan and Nonqualified Stock Option Plan, respectively.


     The Company also authorized in 1994 the Equity Plan For Directors. The Equity Plan For Directors is a formula based stock option plan that is dependent upon the performance of the market price of the Common Stock. Under the Equity Plan For Directors, options may be granted for the purchase of up to 500,000 shares of Common Stock to outside directors. Under the terms of the Equity Plan For Directors, the option price cannot be less than 100% of the fair market value of the Common Stock on the date of the grant.


     In 1993, three employees, including an officer of the Company, exercised options to purchase 54,600 shares of common stock. The employees borrowed the amount of the exercise price of $82,850 from the Company. At December 31, 1993, $60,150 was outstanding and was included in receivables -- employees. The outstanding amount was repaid in installments through March 14, 1994. Compensation expense of $142,969 was recorded on these transactions in 1993.

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. STOCKS OPTIONS AND WARRANTS: -- (CONTINUED)
     Information with respect to stock options is summarized as follows:


                                                       AVAILABLE
                                                          FOR       OUTSTANDING   EXERCISABLE
                                                         GRANT        OPTIONS       OPTIONS       PRICE RANGE
                                                      ------------  ------------  -----------  -----------------
BALANCE AT JANUARY 1, 1992..........................     1,127,752     1,931,203                  $   .01-$2.785
Additional shares authorized in 1992................     1,000,000            --
Granted.............................................    (1,577,874)    1,577,874                  $   .907-$5.00
Canceled............................................       145,000      (145,000)                 $   1.00-$2.50
Exercised...........................................            --      (169,200)                 $   1.00-$5.00
                                                      ------------  ------------
BALANCE AT DECEMBER 31, 1992........................       694,878     3,194,877                  $    .01-$4.50
                                                      ------------  ------------
Exercisable at December 31, 1992....................                                  811,335     $    .01-$4.50
                                                                                  -----------
                                                                                  -----------
Additional shares authorized in 1993................     1,500,000            --
Granted.............................................    (1,167,140)    1,167,140                  $  1.75-$4.937
Canceled............................................       375,801      (375,801)                 $  .907-$2.375
Exercised...........................................            --      (435,440)                 $   .01-$4.937
                                                      ------------  ------------
BALANCE AT DECEMBER 31, 1993........................     1,403,539     3,550,776                  $    .01-$4.50
                                                      ------------  ------------
                                                      ------------  ------------
Exercisable at December 31, 1993....................                                1,531,774     $    .01-$4.50
                                                                                  -----------
                                                                                  -----------
Additional shares authorized in 1994................     1,500,000            --
Granted.............................................    (1,295,000)    1,295,000                  $ 4.375-$9.125
Canceled............................................       502,403      (502,403)                 $   1.00-$4.50
Exercised...........................................            --      (732,354)                 $   .05-$3.625
                                                      ------------  ------------
BALANCE AT DECEMBER 31, 1994........................     2,110,942     3,611,019                  $   .05-$9.125
                                                      ------------  ------------
                                                      ------------  ------------
Exercisable at December 31, 1994....................                                1,219,784     $   .01-$9.125
                                                                                  -----------
                                                                                  -----------

     In connection with the settlement of a claim, warrants to purchase 40,000 shares of Common Stock were issued as described in Note 12. In addition to the warrants and Convertible Preferred Stock issued in connection with the transactions described in Note 9, the Company had the following warrants to purchase shares of common Stock outstanding at December 31, 1994, 1993, and 1992, respectively:


                                                                WARRANTS OUTSTANDING
                                                             ---------------------------
                                                               NUMBER
                                                              OF SHARES    PRICE RANGE
                                                             -----------  --------------
DECEMBER 31, 1994
Consultants................................................      140,000    $ 2.25-$3.00
Officers and directors.....................................      965,000    $ 2.00-$4.75
                                                             -----------
                                                             -----------
                                                               1,105,000
                                                             -----------
                                                             -----------
DECEMBER 31, 1993
Consultants................................................      100,000    $       3.00
Investors..................................................      187,000    $       1.65
Officers and directors.....................................      750,000    $ 2.00-$2.50
                                                             -----------
                                                               1,037,000
                                                             -----------
                                                             -----------
DECEMBER 31, 1992
Consultants................................................      100,000    $       3.00
Officers and directors.....................................      950,000    $ 2.00-$3.00
                                                             -----------
                                                               1,050,000
                                                             -----------
                                                             -----------

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. 401(K) PROFIT SHARING PLAN:

     All full-time employees of the Company and those part-time employees of the Company who complete at least 1,000 hours of service in a given year are eligible to participate in the Company's 401(k) Profit Sharing Plan ('the Plan'). Under the Plan, an employee may elect to contribute on a pre-tax basis to a retirement account from 1% to 20% of the employee's compensation up to the maximum annual contributions permitted by the Internal Revenue Code. Each employee is fully vested at all times with respect to his or her contributions. Within certain limits prescribed by the Plan and applicable law, the Board of Directors may authorize matching contributions and discretionary employer contributions to the Plan. Discretionary employer contributions are allocated, subject to certain limitations, pro-rata to eligible employees who have completed at least 1,000 hours of service for a given year based on their compensation. The Company did not make any matching or discretionary contributions during the years ended December 31, 1994, 1993 or 1992.

     The Company does not provide any post-retirement medical benefits.

12. COMMITMENTS AND CONTINGENCIES:

     Net rental expense under operating leases was $20,833, $145,819 and $104,868 for the years ended December 31, 1994, 1993 and 1992, respectively. The Company assigned all of its leases to the Partnership upon its formation and the Partnership assumed the lease obligations.

  Employment Contracts

     At December 31, 1994, the Company had an employment contract with one officer. The terms of the contract, which were modified in February, 1994, provide for total annual compensation of $50,000, plus certain other benefits, through December 31, 1996.

  Claims and Legal Actions

     In 1994, the Company settled certain litigation brought against it pursuant to which the Company granted a warrant to purchase 40,000 shares of its Common Stock at $2.25 per share.

13. OTHER RELATED-PARTY TRANSACTIONS:


     Employee accounts receivable amounted to $28,667, $90,095 and $9,729, at December 31, 1994, 1993, and 1992, respectively. In December 1993, $59,150 was due from an officer related to the exercise price of stock options. The amount was collected in full in March 1994. In April 1993, the Company loaned $70,000 to its Chairman of the Board, a major stockholder of the Company, pursuant to the terms of a promissory note, which provides that such amount is due and payable on demand together with interest at the rate of 10%. As of December 31, 1994, the balance remaining on the Note was $28,667 plus accrued interest.


14. CHANGE IN METHOD OF ACCOUNTING FOR INCOME TAXES:


     Effective January 1, 1993, the Company adopted SFAS No. 109 'Accounting for Income Taxes.' Primarily due to the Company's history of losses, adoption of SFAS No. 109 did not have any significant effect on its results of operations or financial position. SFAS No. 109 requires the use of the liability method in accounting for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance has been provided on the net deferred tax assets due to the uncertainty of realization. The adoption of SFAS No. 109 was not material to the Company. Prior to

                             ICC TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14. CHANGE IN METHOD OF ACCOUNTING FOR INCOME TAXES: -- (CONTINUED)

the adoption of SFAS No. 109 the Company utilized the deferred method of accounting for income taxes.

     Temporary differences and carryforwards which give rise to deferred tax assets at December 31, 1994 and 1993 are as follows:


                                                                   1994            1993
                                                              --------------  --------------
Net operating loss carryforward.............................  $    8,740,000  $    7,113,000
Inventory reserve and bad debt allowance....................         180,000         276,000
Other.......................................................           6,000          18,000
                                                              --------------  --------------
                                                                   8,926,000       7,407,000
Less valuation allowance....................................      (8,926,000)     (7,407,000)
                                                              --------------  --------------
Total.......................................................  $           --  $           --
                                                              --------------  --------------
                                                              --------------  --------------



     The Company has incurred losses since inception. At December 31, 1994, the Company had net operating loss carryforwards of approximately $25 million, which begin to expire in 1999. The availability and use of losses against future taxable income, if any, may be limited by Internal Revenue Code Section 382 as a result of certain changes in ownership that have occurred.


15. OPERATING STATEMENT INFORMATION:

     Selected operating statement information for each of the three years in the period ended December 31, 1994 is as follows:

                                                                   DECEMBER 31,
                                                        -----------------------------------
                                                          1994        1993         1992
                                                        ---------  -----------  -----------
Maintenance and repairs...............................  $   1,411  $    26,119  $     9,166
Advertising...........................................  $  12,031  $   109,071  $   104,460
Amortization:
  Patent and Software.................................  $   1,650  $    16,278  $    35,835


     For the years ended December 31, 1994, 1993 and 1992, the Company's reserve for doubtful accounts was approximately $19,000, $35,000 and $20,000, respectively. During 1994, 1993 and 1992, the provision for doubtful accounts was increased by approximately $16,000, $18,000 and $10,000, respectively, which was included in the general and administrative expense in the accompanying Consolidated Statements of Operations. In 1993, accounts receivable deemed uncollectible and charged to the reserve for doubtful accounts amounted to approximately $3,000. In connection with the formation of the Partnership in 1994, $32,000 of the reserve for doubtful accounts was transferred to the Partnership along with the related receivables.

                                 ENGELHARD/ICC
                                 BALANCE SHEET
                                  (UNAUDITED)

                                                                                    SEPTEMBER 30,    DECEMBER 31,
                                                                                         1995            1994
                                                                                    --------------  --------------
                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................................................  $       40,998  $      648,451
  Receivables:
     Trade, net of allowance for doubtful accounts................................       1,495,691         661,801
     Employees....................................................................           1,750           1,750
  Inventories, net................................................................       4,358,148       2,439,509
  Prepaid expenses and other......................................................          47,181          75,836
                                                                                    --------------  --------------
        Total current assets......................................................       5,943,768       3,827,347
PROPERTY, PLANT AND EQUIPMENT, net................................................       7,988,625       7,946,511
PURCHASED INTANGIBLES.............................................................       1,149,069       1,252,613
OTHER ASSETS, net.................................................................         643,480         359,884
CASH HELD IN ESCROW...............................................................       1,060,865              --
                                                                                    --------------  --------------
        Total assets..............................................................  $   16,785,807  $   13,386,355
                                                                                    --------------  --------------
                                                                                    --------------  --------------
                        LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES:
  Accounts Payable:
     Trade........................................................................  $      608,653  $    1,309,570
     ICC Technologies, Inc........................................................         157,543         124,095
     Engelhard Corporation........................................................         160,007          62,839
  Accrued liabilities.............................................................         701,954         234,228
  Notes payable to general partners:
     ICC Technologies, Inc........................................................              --       4,000,000
     Engelhard Corporation........................................................              --       4,000,000
  Short-term loan.................................................................       2,750,000              --
  Current portion of long-term debt...............................................          47,331          28,013
                                                                                    --------------  --------------
        Total current liabilities.................................................       4,425,488       9,758,745
                                                                                    --------------  --------------
LONG-TERM DEBT....................................................................       8,667,239         147,031
                                                                                    --------------  --------------
COMMITMENTS AND CONTINGENCIES
PARTNERS' CAPITAL.................................................................       3,693,080       3,480,579
                                                                                    --------------  --------------
        Total liabilities and partners' capital...................................  $   16,785,807  $   13,386,355
                                                                                    --------------  --------------
                                                                                    --------------  --------------

    The accompanying notes are an integral part of the financial statements.

                                 ENGELHARD/ICC
                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                                    PERIOD FROM
                                                                                                    FEBRUARY 7,
                                                         THREE MONTHS ENDED         NINE MONTHS    1994 (DATE OF
                                                   ------------------------------      ENDED       FORMATION) TO
                                                   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                        1995            1994            1995            1994
                                                   --------------  --------------  --------------  --------------
REVENUES.........................................  $    2,009,538  $      379,912  $    7,171,504  $      997,156
COST OF GOODS SOLD...............................       2,283,118         328,282       7,175,429         876,872
                                                   --------------  --------------  --------------  --------------
  Gross (loss) profit............................        (273,580)         51,630          (3,925)        120,284
                                                   --------------  --------------  --------------  --------------
OPERATING EXPENSES:
  Marketing......................................         862,851         659,882       2,524,468       1,373,024
  Engineering....................................         280,470         290,897         694,747         750,357
  Research and development.......................         257,556         231,904         898,135         540,999
  General and administrative.....................         847,423         466,093       2,084,030       1,000,461
                                                   --------------  --------------  --------------  --------------
     Total operating costs.......................       2,248,300       1,648,776       6,201,380       3,664,841
                                                   --------------  --------------  --------------  --------------
     Loss from operations........................      (2,521,880)     (1,597,146)     (6,205,305)     (3,544,557)
INTEREST:
  Interest income................................          11,847          24,947          40,741         102,601
  Interest expense...............................        (130,490)             --        (622,935)           (508)
                                                   --------------  --------------  --------------  --------------
                                                         (118,643)         24,947        (582,194)        102,093
                                                   --------------  --------------  --------------  --------------
NET LOSS.........................................  $   (2,640,523) $   (1,572,199) $   (6,787,499) $   (3,442,464)
                                                   --------------  --------------  --------------  --------------
                                                   --------------  --------------  --------------  --------------






    The accompanying notes are an integral part of the financial statements.

                                 ENGELHARD/ICC
                             STATEMENT OF CASH FLOWS
                                   (UNAUDITED)

                                                                                                  FOR THE PERIOD
                                                                                                 FEBRUARY 7, 1994
                                                                                                     (DATE OF
                                                                               FOR THE NINE         FORMATION)
                                                                               MONTHS ENDED             TO
                                                                            SEPTEMBER 30, 1995  SEPTEMBER 30, 1994
                                                                            ------------------  ------------------
Cash Flows from Operating Activities:
  Net loss................................................................   $     (6,787,499)   $     (3,442,457)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation.........................................................            650,940             408,352
     Amortization.........................................................            144,311              56,096
     (Increase) decrease in:
        Receivables.......................................................           (833,890)           (253,858)
        Inventories.......................................................         (1,918,639)         (1,088,240)
        Prepaid expenses and other........................................             28,655             (40,415)
     (Decrease) increase in:
        Accounts payable..................................................           (700,917)            152,957
        Payables to ICC Technologies, Inc.................................             33,448               1,444
        Payables to Engelhard Corporation.................................             97,168                  --
        Customer deposits.................................................                 --              24,485
        Accrued expenses and other liabilities............................            467,726             107,894
                                                                            ------------------  ------------------
        Net cash used in operating activities.............................         (8,818,697)         (4,073,742)
                                                                            ------------------  ------------------
Cash Flows from Investing Activities:
  Purchases of property, plant and equipment -- Miami.....................           (462,106)                 --
  Purchases of property, plant and equipment -- other, net................           (230,948)           (944,850)
  Purchases of intangibles -- other.......................................           (108,384)           (169,332)
                                                                            ------------------  ------------------
        Net cash used in investing activities.............................           (801,438)         (1,114,182)
                                                                            ------------------  ------------------
Cash Flows from Financing Activities:
  Proceeds from long-term debt............................................             69,956              15,477
  Proceeds from bond issuance, net of cash held in escrow.................          7,439,135                  --
  Bond issuance costs.....................................................           (215,979)                 --
  Borrowings from short-term loan.........................................          2,750,000                  --
  Repayment of long-term debt.............................................            (30,430)                 --
  Capital contributions by general partners...............................          2,000,000                  --
  Proceeds from Engelhard Corporation (at formation)......................                 --           8,633,434
  Proceeds from Joint Development Program (at formation)..................                 --              21,990
  Equalization payment to ICC Technologies, Inc...........................                 --            (250,000)
  Repayments of notes payable to general partners.........................         (3,000,000)                 --
                                                                            ------------------  ------------------
        Net cash provided by financing activities.........................          9,012,682           8,420,901
                                                                            ------------------  ------------------
Net (decrease) increase in cash and cash equivalents......................           (607,453)          3,232,977
Cash and Cash Equivalents, Beginning of Period............................            648,451                  --
                                                                            ------------------  ------------------
Cash and Cash Equivalents, End of Period..................................   $         40,998    $      3,232,977
                                                                            ------------------  ------------------
                                                                            ------------------  ------------------

The accompanying notes are an integral part of the financial statements.

                                 ENGELHARD/ICC
                          NOTES TO FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION:

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. For further information, refer to the Financial Statements and Footnotes thereto for the period February 7, 1994
(date of formation) to December 31, 1994, included elsewhere herein. Results of operations for the three and nine months ended September 30 are not necessarily indicative of results of operations expected for the full year.

2. BUSINESS:

  Business and Formation

     Engelhard/ICC (the 'Partnership') is a Pennsylvania general partnership. The Partnership is engaged in the business of designing, manufacturing and marketing climate control systems to supplement or replace conventional air conditioning systems. On February 7, 1994, ICC Technologies, Inc. ('ICC') and Engelhard Corporation ('Engelhard'), through their respective subsidiaries (the 'general partners'), formed the Partnership. The desiccant air conditioning business conducted by ICC prior to the formation of the Partnership is now being conducted by the Partnership.

     The general partners both have an equal 50% interest in the Partnership.
In exchange for its 50% interest in the Partnership, ICC transferred to the Partnership substantially all of its assets, with the exception of cash and certain other assets not related to the desiccant air conditioning business, subject to certain liabilities; Engelhard, in exchange for a 50% interest in the Partnership, (a) contributed to the Partnership approximately $8,600,000 in cash, (b) entered into a Supply Agreement pursuant to which it agreed to supply desiccants to the Partnership, (c) entered into a Technology License Agreement pursuant to which Engelhard and the Partnership licensed to each other certain technology rights, and (d) agreed to provide credit support to the Partnership in the amount of $3,000,000.

     ICC transferred to the Partnership, upon formation, approximately $60,000 of net liabilities which consisted of approximately: $240,000 in receivables; $490,000 of inventory; $290,000 of property and equipment; $180,000 in other assets; $360,000 in accounts payable and accrued liabilities; and $900,000 notes payable to Engelhard. The amounts transferred were recorded at ICC's historical cost basis.

  Going Concern

     The accompanying financial statements have been prepared assuming the Partnership will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Until the Partnership generates sufficient cash flows from operations, it will be primarily dependent upon its partners to provide any required working capital. Revenues have been insufficient to cover costs of operations for the Partnership. The Partnership's continuation as a going concern is dependent on its ability to: (i) generate sufficient cash flows to meet its obligations on a timely basis; (ii) obtain additional financing as may be required; and (iii) ultimately attain profitable operations and positive cash flows from operations.

                                 ENGELHARD/ICC
               NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2. BUSINESS: -- (CONTINUED)

     The Partnership obtained third party financing through the issuance of bonds in April 1995 (see note 7). Additional financial support continues to be supplied to the Partnership by the Partners until the Partnership attains sufficient positive cash flows; however, there can be no assurance that the Partnership will be able to obtain the sufficient cash flows. The financial statements do not include any adjustments should the Partnership be unable to continue as a going concern.

3. REVENUES:

     Revenues comprise the following:

                                                                                          PERIOD FROM
                                            THREE MONTHS   THREE MONTHS    NINE MONTHS    FEBRUARY 7,
                                                ENDED          ENDED          ENDED         1994 TO
                                            SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,
                                                1995           1994           1995           1994
                                            -------------  -------------  -------------  -------------
  Equipment sales.........................   $   491,313    $   364,412    $ 1,832,807    $   958,106
  Substrate processing....................     1,503,725             --      4,796,697             --
  Licensing fees..........................            --             --        500,000             --
  Maintenance and service.................        14,500         15,500         42,000         39,050
                                            -------------  -------------  -------------  -------------
                                             $ 2,009,538    $   379,912    $ 7,171,504    $   997,156
                                            -------------  -------------  -------------  -------------
                                            -------------  -------------  -------------  -------------

     The Partnership fabricates large cell honeycomb substrate materials at its Miami facility under a Manufacturing and Supply Agreement with Ciba-Geigy Corporation ('Ciba'). Ciba provides the raw materials to be fabricated into large cell honeycomb substrate and retains title to the raw materials, work-in-process and finished goods. The partnership receives processing fees for fabricating the raw materials into large cell honeycomb substrate. Processing fees are recognized in revenues in the period the fabricated substrate material is shipped.

4. INVENTORIES:

     Inventories comprise the following:



                                                                SEPTEMBER 30,  DECEMBER 31,
                                                                    1995           1994
                                                                -------------  -------------
Raw materials and purchased parts.............................   $ 2,897,857   $   1,388,498
Work-in-process...............................................     1,042,078         391,818
Finished goods................................................       418,213         659,193
                                                                -------------  -------------
                                                                 $ 4,358,148   $   2,439,509
                                                                -------------  -------------
                                                                -------------  -------------


     Inventories are carried at lower of cost (first in, first out) or market. Market for raw materials is based in replacement costs and for finished goods and work-in-process at net realizable value. Inventory of $120,000 was written off against the inventory allowance for the nine months ended September 30, 1995.

                                 ENGELHARD/ICC
               NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5. PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment, net, consist of the following:

                                                                 SEPTEMBER 30,     DECEMBER 31,
                                                                     1995             1994
                                                                --------------   --------------
Land..........................................................   $   390,000     $     390,000
Building......................................................     1,610,000         1,610,000
Machinery and equipment.......................................     6,947,342         6,253,877
Furniture, fixtures and leasehold improvements................       289,509           262,228
                                                                -------------    -------------
                                                                   9,236,851         8,516,105
Less -- accumulated depreciation..............................    (1,248,226)         (569,594)
                                                                -------------    -------------
                                                                 $ 7,988,625     $   7,946,511
                                                                -------------    -------------
                                                                -------------    -------------

6. OTHER ASSETS:

     Other assets consist of the following:

                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    1995             1994
                                                                -------------    -------------
Patents.......................................................   $   513,893     $     410,373
Bond issuance costs...........................................       215,979                --
Accumulated amortization......................................      (111,764)          (75,861)
                                                                -------------    -------------
                                                                     618,108           334,512
Deposits......................................................        25,372            25,372
                                                                -------------    -------------
                                                                 $   643,480     $     359,884
                                                                -------------    -------------
                                                                -------------    -------------

7. ASSET ACQUISITION:

     On December 1, 1994, the Partnership acquired for $8 million in cash, real property and substantially all other manufacturing assets of an existing manufacturing facility located in Miami, Florida from Ciba which currently produces the small cell, honeycomb substrate used to manufacture the desiccant and heat exchange rotors that are an integral part of the Partnership's products. The former Ciba plant produced primarily large cell substrate which the Partnership is prohibited to produce or sell to parties other than Ciba. The Partnership also acquired, as part of the transaction, an exclusive technology license to use Ciba's proprietary process which is necessary to manufacture such small cell, honeycomb structures. Assets acquired consisted of approximately $6.9 million of property, plant and equipment and $1.1 million of intangibles. To finance the acquisition, the general partners each lent to the Partnership $4,000,000 ('General Partners' Loan'). In April 1995, the Partnership obtained financing from the issuance of $8,500,000 of industrial development revenue bonds (see note 8). The proceeds of these bonds were used to repay $3,000,000 of the General Partners' Loan, $1,500,000 to each general partner and provide for improvements and capital equipment at the Miami facility (see note 9).

                                 ENGELHARD/ICC
               NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

8. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                                SEPTEMBER 30,  DECEMBER 31,
                                                                    1995           1994
                                                                -------------  -------------
Industrial development revenue bonds interest determined
  weekly and payable weekly; bonds mature on April 1, 2020,
  but are subject to redemption at the option of the
  Partnership from April 1, 2000..............................   $ 8,500,000              --
Notes payable
  due April 2000; interest at 2% per annum; interest payable monthly; interest and principal payable in equal monthly
  installments over 60-month period commencing April 1995.....       191,000   $     152,200
Notes payable
  due February 1998; interest at 3% per annum; principal
  installments over 60-month interest at 3% per annum;
  principal and interest payable in equal monthly installments
  over 36-month period commencing April 1995..................        23,560          22,844
                                                                -------------  -------------
                                                                   8,714,570         175,044
Less -- current portion.......................................       (47,331)        (28,013)
                                                                -------------  -------------
                                                                 $ 8,667,239   $     147,031
                                                                -------------  -------------
                                                                -------------  -------------

     In connection with the issuance of the industrial revenue bonds (see note
7), cash of $1,060,865 was held in escrow pending the Partnership's incurrence of certain qualified expenditures.

     Maturities of long-term debt at September 30, 1995 for the Partnership consist of:

1995...................................................  $       8,534
1996...................................................         51,870
1997...................................................         53,016
1998...................................................         45,370
1999...................................................         44,512
thereafter.............................................      8,511,268
                                                         -------------
                                                         $   8,714,570
                                                         -------------
                                                         -------------

     The general partners are guarantors of the long-term debt. The notes payable due April 2000 are collateralized by related purchased property and equipment. In addition, Engelhard is the guarantor on the short-term loan which amounts to $2,750,000 as of September 30, 1995.

9. PARTNERS' CAPITAL:

     In conjunction with the General Partners' Loan of $8,000,000 and issuance of $8,500,000 of industrial development revenue bonds (see note 7), $3,000,000 was repaid to each general partner and the remaining $5,000,000 outstanding balance on the loan was converted into a capital contribution, $2,500,000 for each general partner.

     In August 1995, $1,000,000 was contributed by each of the general partners. Subsequent to September 30, 1995, an additional $2,000,000 was contributed by each of the general partners.

                                 ENGELHEARD/ICC
               NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

10. RELATED-PARTY TRANSACTIONS:

     The Partnership provided approximately $24,000 and $64,000 during the three and nine months ended September 30, 1995, and $19,000 and $67,000 for the three month and year to date periods ended September 30, 1994 in various administrative office support services to ICC. Furthermore, Engelhard provided approximately $147,000 and $285,000 during the three and nine months ended September 30, 1995, and $137,000 and $254,000 during the three month and year to date periods ended September 30, 1994, in various administration services to the Partnership. The Partnership incurred approximately $10,000 and $328,000 for the three and nine months ended September 30, 1995, of interest expense payable to the general partners in connection with the $8,000,000 promissory notes (see note 7).

11. SUPPLEMENTAL CASH FLOW DISCLOSURES:

     Excluded from the Statement of Cash Flows for the period ended September 30, 1994, were the effects of assets and liabilities transferred to the Partnership from ICC which consisted of approximately $240,000 in receivables; $490,000 of inventory; $290,000 of property and equipment; $180,000 in other assets; $360,000 in accounts payable and accrued liabilities; and $900,000 notes payable to Engelhard.

     Excluded from the Statement of Cash Flows for the nine months ended September 30, 1995 was the conversion of $5,000,000 of General Partners' Loans to Partners' Capital and the write-off of $14,283 of bad debts against the allowance.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Partners of Engelhard/ICC:

We have audited the accompanying balance sheet of Engelhard/ICC as of December 31, 1994 and the related statements of operations, changes in partners' capital and cash flows for the period February 7, 1994 (date of formation) to December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Engelhard/ICC as of December 31, 1994 and the results of its operations and its cash flows for the period February 7, 1994 (date of formation) to December 31, 1994 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 1, the Partnership incurred losses of $5,624,845 through December 31, 1994 and the Partnership is primarily dependent upon its partners for financial support. These factors, among others, raise substantial doubt about the Partnership's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

COOPERS & LYBRAND L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 24, 1995

                                 ENGELHARD/ICC
                                 BALANCE SHEET

                                                                                                   DECEMBER 31,
                                                                                                       1994
                                                                                                  -------------
                                             ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....................................................................  $      648,451
  Receivables:
     Trade, net of allowance for doubtful accounts of $23,179...................................         661,801
     Employees..................................................................................           1,750
  Inventories, net..............................................................................       2,439,509
  Prepaid expenses and other....................................................................          75,836
                                                                                                  --------------
        Total current assets....................................................................       3,827,347
PROPERTY, PLANT AND EQUIPMENT, net..............................................................       7,946,511
PURCHASED INTANGIBLES...........................................................................       1,252,613
OTHER ASSETS, net...............................................................................         359,884
                                                                                                  --------------
        Total assets............................................................................  $   13,386,355
                                                                                                  --------------
                                                                                                  --------------

                               LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES:
  Accounts payable:
     Trade......................................................................................  $    1,309,570
     ICC Technologies, Inc......................................................................         124,095
     Engelhard Corporation......................................................................          62,839
  Accrued liabilities...........................................................................         234,228
  Notes payable to general partners:
     ICC Technologies, Inc......................................................................       4,000,000
     Engelhard Corporation......................................................................       4,000,000
  Current portion of long-term debt.............................................................          28,013
                                                                                                  --------------
     Total current liabilities..................................................................       9,758,745
                                                                                                  --------------
LONG-TERM DEBT..................................................................................         147,031
                                                                                                  --------------
COMMITMENTS AND CONTINGENCIES
PARTNERS' CAPITAL...............................................................................       3,480,579
                                                                                                  --------------
        Total liabilities and partners' capital.................................................  $   13,386,355
                                                                                                  --------------
                                                                                                  --------------

    The accompanying notes are an integral part of the financial statements.

                                 ENGELHARD/ICC
                            STATEMENT OF OPERATIONS
    FOR THE PERIOD FEBRUARY 7, 1994 (DATE OF FORMATION) TO DECEMBER 31, 1994


                                                                                                        1994
                                                                                                   --------------
REVENUES.........................................................................................  $    1,620,386

COST OF GOODS SOLD...............................................................................       1,591,821
                                                                                                   --------------

  Gross profit...................................................................................          28,565
                                                                                                   --------------

OPERATING EXPENSES:

  Marketing......................................................................................       2,061,027

  Engineering....................................................................................       1,233,282

  Research and development.......................................................................         894,837

  General and administrative.....................................................................       1,539,140
                                                                                                   --------------

     Total operating costs.......................................................................       5,728,286
                                                                                                   --------------

        Loss from operations.....................................................................      (5,699,721)

INTEREST:

  Interest income................................................................................         138,718

  Interest expense...............................................................................         (63,842)
                                                                                                   --------------

                                                                                                           74,876
                                                                                                   --------------

NET LOSS.........................................................................................  $   (5,624,845)
                                                                                                   --------------
                                                                                                   --------------


    The accompanying notes are an integral part of the financial statements.

                                 ENGELHARD/ICC
                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
    FOR THE PERIOD FEBRUARY 7, 1994 (DATE OF FORMATION) TO DECEMBER 31, 1994

                                                                                                        1994
                                                                                                   --------------
Capital contributed by Engelhard, cash...........................................................  $    8,633,434

Net assets of ICC transferred, excluding $900,000 note payable to Engelhard contributed to
  partners' capital..............................................................................         839,322

Equalization amount due ICC at formation.........................................................        (389,322)

Residual funds from joint development program contributed to partners' capital...................          21,990

Net loss of Partnership..........................................................................      (5,624,845)
                                                                                                   --------------

Partners' capital, December 31, 1994.............................................................  $    3,480,579
                                                                                                   --------------
                                                                                                   --------------




    The accompanying notes are an integral part of the financial statements.

                                 ENGELHARD/ICC
                            STATEMENT OF CASH FLOWS
    FOR THE PERIOD FEBRUARY 7, 1994 (DATE OF FORMATION) TO DECEMBER 31, 1994


Cash Flows from Operating Activities:
  Net loss.......................................................................................  $   (5,624,845)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation................................................................................         224,516
     Amortization................................................................................          24,219
     (Increase) decrease in:
        Receivables..............................................................................        (426,602)
        Inventories..............................................................................      (1,950,797)
        Prepaid expenses and other...............................................................         (49,346)
     Increase (decrease) in:
        Accounts payable.........................................................................       1,049,231
        Payables to ICC Technologies, Inc........................................................         (15,227)
        Payables to Engelhard Corporation........................................................          62,839
        Accrued expenses and other liabilities...................................................         134,649
                                                                                                   --------------
           Net cash used in operating activities.................................................      (6,571,363)
                                                                                                   --------------
Cash Flows from Investing Activities:
  Purchases of property, plant and equipment -- Miami............................................      (6,900,000)
  Purchases of intangibles -- Miami..............................................................      (1,100,000)
  Purchases of property, plant and equipment -- other............................................        (979,939)
  Purchases of intangibles -- other..............................................................        (380,715)
                                                                                                   --------------
           Net cash used in investment activities................................................      (9,360,654)
                                                                                                   --------------
Cash Flows from Financing Activities:
  Proceeds from long-term debt...................................................................         175,044
  Proceeds from Engelhard Corporation (at formation).............................................       8,633,434
  Proceeds from Joint Development Program (at formation).........................................          21,990
  Equalization payment to ICC....................................................................        (250,000)
  Proceeds from notes payable to general partners................................................       8,000,000
                                                                                                   --------------
           Net cash provided by financing activities.............................................      16,580,468
                                                                                                   --------------
Net increase in cash and cash equivalents........................................................         648,451
Cash and Cash Equivalents, Beginning of period...................................................              --
                                                                                                   --------------
Cash and Cash Equivalents, End of period.........................................................  $      648,451
                                                                                                   --------------
                                                                                                   --------------

    The accompanying notes are an integral part of the financial statements.

                                 ENGELHARD/ICC
                         NOTES TO FINANCIAL STATEMENTS

1. BUSINESS:

  Business and Formation

     Engelhard/ICC (the 'Partnership') is a Pennsylvania general partnership. The Partnership is engaged in the business of designing, manufacturing and marketing climate control systems to supplement or replace conventional air conditioning systems. On February 7, 1994, ICC Technologies, Inc. ('ICC') and Engelhard Corporation ('Engelhard'), through their respective subsidiaries (the 'general partners'), formed the Partnership. The desiccant air conditioning business conducted by ICC prior to the formation of the Partnership is now being conducted by the Partnership.

     The general partners both have an equal 50% interest in the Partnership. In exchange for its 50% interest in the Partnership, ICC transferred to the Partnership substantially all of its assets, with the exception of cash and certain other assets not related to the desiccant air conditioning business, subject to certain liabilities. Engelhard in exchange for a 50% interest in the
Partnership: (a) contributed to the Partnership approximately $8,600,000; (b) entered into a Supply Agreement pursuant to which it agreed to supply desiccants to the Partnership; (c) entered into a Technology License Agreement pursuant to which Engelhard and the Partnership licensed to each other certain technology rights; and (d) agreed to provide credit support to the Partnership in the amount of $3,000,000.

     ICC transferred to the Partnership, upon formation, approximately $60,000 of net liabilities which consisted of approximately: $240,000 in receivables; $490,000 of inventory; $290,000 of property and equipment; $180,000 in other assets; $360,000 in accounts payables and accrued liabilities; and $900,000 notes payable to Engelhard Corporation. The amounts transferred were recorded at ICC's historical cost basis.

  Going Concern

     The accompanying financial statements have been prepared assuming the Partnership will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Until the Partnership generates sufficient cash flows from operations, it will be primarily dependent upon the partners to provide any required working capital. Revenues have been insufficient to cover costs of operations for the Partnership. The Partnership's continuation as a going concern is dependent on its ability to: (i) generate sufficient cash flows to meet its obligations on a timely basis; (ii) obtain additional financing as may be required; and (iii) ultimately attain profitable operations and positive cash flows from operations.

     The Partnership intends to seek additional financial support from the partners or third parties as needed to continue operations until the Partnership attains positive sufficient cash flows; however, there can be no assurance that the Partnership will be able to obtain the additional financing or sufficient cash flows. The financial statements do not include any adjustments should the Partnership be unable to continue as a going concern.

  Basis of Presentation

     The financial statements include the accounts of the Partnership for the period from February 7, 1994 (date of formation) to December 31, 1994 (the 'period ended December 31, 1994').

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purpose of determining cash flows.

                                 ENGELHARD/ICC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

1. BUSINESS: -- (CONTINUED)
  Inventories

     Inventories are valued at the lower of cost (first-in, first-out) or market.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Assets under capital lease are recorded at the present value of the future lease payments. Costs of major additions and improvements are capitalized and replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to operations as incurred.

     When an asset is sold, retired or otherwise disposed of, the cost of the property and equipment and the related accumulated depreciation are removed from the respective accounts, and any resulting gains or losses are reflected in operations.

     Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leased assets under capital leases are amortized over the period of the lease or the service lives of the improvements, whichever is shorter, using the straight-line method.

  Purchased Intangible Assets

     Purchased intangible assets, consisting primarily of a license agreement acquired in connection with the acquisition of certain assets (see note 6), are amortized over ten years using the straight-line method.

  Patents

     Patents are amortized over their estimated useful lives not exceeding seventeen years.

  Income Taxes

     Partnership income, if any, is taxable to the general partners. Accordingly, no provision for income taxes has been made by the Partnership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Revenue Recognition

     Revenues are recognized when equipment is shipped for equipment sales contracts, and when equipment is installed and operating for installation contracts. Maintenance service revenue is recognized when services provided are complete. Maintenance revenues totaled $55,230 for the period ended December 31, 1994.

  Research and Development Costs

     Research and development costs are expensed as incurred. Research and development costs amounted to approximately $895,000 for the period ended December 31, 1994. Included in this amount are approximately $320,000 of development costs incurred by Engelhard Corporation on behalf of and paid for by the Partnership.

                                 ENGELHARD/ICC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)

  Warranty

     The Partnership's warranty on its equipment is for one year from date of shipment. The Partnership records a reserve for the estimated cost of repairing or replacing any faulty equipment covered under the Partnership's warranty.

  Concentration of Credit Risk

     The Partnership invests its cash primarily in deposits with major banks. The Partnership has sold its equipment and services to end-users in retail industry, primarily in the continental United States. Concentration of credit risk with respect to trade receivables is moderate due to the relatively diverse customer base. Ongoing credit evaluations of customers' financial condition are performed and generally no collateral is required. The Partnership maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

3. INVENTORIES:

     Inventories comprise the following:

                                                                    DECEMBER 31,
                                                                        1994
                                                                    -------------
Raw materials and purchased parts.................................  $   1,388,498
Work-in-process...................................................        391,818
Finished goods....................................................        659,193
                                                                    -------------
                                                                    $   2,439,509
                                                                    -------------
                                                                    -------------

     Raw materials purchased from Engelhard amounted to approximately $169,000.

4. PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment, net, consist of the following:

                                                                    DECEMBER 31,
                                                                        1994
                                                                    -------------
Land..............................................................  $     390,000
Building..........................................................      1,610,000
Machinery and equipment...........................................      6,253,877
Furniture, fixtures and leasehold improvements....................        262,228
                                                                    -------------
                                                                        8,516,105
Less -- accumulated depreciation..................................       (569,594)
                                                                    -------------
                                                                    $   7,946,511
                                                                    -------------
                                                                    -------------

     Machinery and equipment purchased through or from Engelhard amount to approximately $122,000.

                                 ENGELHARD/ICC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5. OTHER ASSETS:

     Other assets consist of the following:

                                                                     DECEMBER 31,
                                                                         1994
                                                                     ------------
Patents............................................................   $  410,373
Accumulated amortization...........................................      (75,861)
                                                                     ------------
                                                                         334,512
Deposits...........................................................       25,372
                                                                     ------------
                                                                      $  359,884
                                                                     ------------
                                                                     ------------

6. ASSET ACQUISITION:

     On December 1, 1994, the Partnership acquired for $8 million in cash, real property and substantially all other manufacturing assets of an existing manufacturing facility located in Miami, Florida from Ciba-Geigy Corporation ('Ciba'), which currently produces the small cell, honeycomb substrate used to manufacture the desiccant and heat exchange rotors that are an integral part of the Partnership's products. The former Ciba plant produced primarily large cell substrate which the Partnership is prohibited to produce or sell other than to Ciba. The Partnership also acquired, as part of the transaction, an exclusive technology license to use Ciba's proprietary process which is necessary to manufacture such small cell, honeycomb structures. Assets acquired consisted of approximately $6.9 million of plant, property and equipment and $1.1 million of intangibles.

     To finance the acquisition, the general partners each lent to the Partnership $4,000,000. The loans, which are evidenced by promissory notes, mature on December 31, 1995 and bear interest payable monthly at the Prime Rate plus 1%. The principal amount of each of the loans is intended to be repaid by the Partnership prior to the maturity date upon the receipt of replacement financing which the Partnership is currently seeking. The Partnership is in the process of obtaining third party replacement financing. There is no assurance that the Partnership will be able to obtain replacement financing prior to the maturity date or that such replacement financing will be sufficient to repay the loans.

7. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                                     DECEMBER 31,
                                                                         1994
                                                                     ------------
Notes payable
  due April 2000; interest at 2% per annum; interest payable monthly; interest and principal payable in equal monthly
  installments over 60-month period commencing April 1995..........   $  152,200
Notes payable
  due February 1998; interest at 3% per annum; principal and interest payable in equal monthly installments over 36-month
  period commencing March 1995.....................................       22,844
                                                                     ------------
                                                                         175,044
Less -- current portion............................................      (28,013)
                                                                     ------------
                                                                      $  147,031
                                                                     ------------
                                                                     ------------

                                 ENGELHARD/ICC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

7. LONG-TERM DEBT: -- (CONTINUED)

     The future minimum payments for the Partnership consists of:

1995.....................................................  $    28,013
1996.....................................................       37,251
1997.....................................................       38,081
1998.....................................................       32,211
1999.....................................................       31,511
2000.....................................................        7,977
                                                           -----------
                                                           $   175,044
                                                           -----------
                                                           -----------

     The general partners are guarantors of the long-term debt. The notes payable due April 2000 are collateralized by related purchased property and equipment.

8. COMMITMENTS AND CONTINGENCIES:

  Lease Commitments

     The Partnership has operating lease commitments for its facilities, vehicles and certain equipment. In certain instances, these leases contain purchase and renewal options, both of which are at fair market value. The Partnership's offices are leased on a month-to-month basis.

     The future minimum lease payments for these leases at December 31, 1994 are as follows:

1995.....................................................  $   214,230
1996.....................................................      235,840
1997.....................................................      176,844
1998.....................................................       45,849

     Rental expense under these operating leases was $188,158 for the period ended December 31, 1994.

     The Partnership assumed, at formation, a five-year lease commitment which began April 1993, for approximately 55,000 square feet of manufacturing and assembly space. Additionally, the Partnership is responsible for paying its allocable portion of all real estate taxes, water and sewer rates, and common expenses. The Partnership assumed a lease, which expires in 1996, in connection with the asset acquisition (see note 6), for a building with approximately 24,000 square feet and corresponding parking lot adjacent to the Miami manufacturing facility.

  Employment Contracts

     At December 31, 1994, the Partnership had an employment contract with one officer. The contract expires in 1999, subject to certain provisions in the contract. The contract provides for total annual compensation of $155,000, plus certain benefits.

                                 ENGELHARD/ICC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

9. RELATED-PARTY TRANSACTIONS:

     The Partnership provided approximately $91,000 in various administrative office support services to ICC. Engelhard provides research and development services to the Partnership. Furthermore, Engelhard provided approximately $297,000 in various administration services to the Partnership. The Partnership incurred approximately $63,000 interest expense payable to the general partners in connection with the $8 million promissory notes issued (See note 6). In accordance with the Transfer Agreement entered into by the general partners, a distribution of approximately $140,000 was due ICC.

10. SUPPLEMENTAL CASH FLOW DISCLOSURES:

     Excluded from the Statement of Cash Flows were the effects of assets and liabilities transferred to the Partnership from ICC which consisted of approximately $240,000 in receivables; $490,000 of inventory; $290,000 of property and equipment; $180,000 in other assets; $360,000 in accounts payable and accrued liabilities; and $900,000 notes payable to Engelhard.

                       DESICCANT AND HEAT EXCHANGE ROTORS
                 [PICTURE-SEE DESCRIPTION IN APPENDIX A, NO. 4]



     ETS(TRADEMARK) DESICCANT [PICTURE-SEE DESCRIPTION IN APPENDIX A, NO. 4]



       HONEYCOMB SUBSTRATE [PICTURE-SEE DESCRIPTION IN APPENDIX A, NO. 4]

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED THEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------

AVAILABLE INFORMATION..........................          3
INCORPORATION OF CERTAIN INFORMATION BY
  REFERENCE....................................          3
PROSPECTUS SUMMARY.............................          4
RISK FACTORS...................................          8
USE OF PROCEEDS................................         12
PRICE RANGE OF COMMON STOCK....................         13
DIVIDEND POLICY................................         14
PREFERRED STOCK TRANSACTIONS...................         14
DILUTION.......................................         15
CAPITALIZATION.................................         16
SELECTED CONSOLIDATED FINANCIAL DATA OF THE
  COMPANY......................................         17
SELECTED FINANCIAL DATA OF THE PARTNERSHIP.....         18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...................................         19
BUSINESS.......................................         26
MANAGEMENT.....................................         41
PRINCIPAL STOCKHOLDERS.........................         45
CERTAIN TRANSACTIONS...........................         46
DESCRIPTION OF CAPITAL STOCK...................         46
SHARES ELIGIBLE FOR FUTURE
  SALE.........................................         47
UNDERWRITING...................................         49
NOTICE TO CANADIAN RESIDENTS...................         51
LEGAL MATTERS..................................         51
EXPERTS........................................         51
INDEMNIFICATION OF DIRECTORS, OFFICERS AND
  CONTROLLING PERSONS..........................         52
INDEX TO FINANCIAL
  STATEMENTS...................................        F-1


                                2,500,000 SHARES

                             (ICC TECHNOLOGIES LOGO)

                                  COMMON STOCK


                            ------------------------
                                   PROSPECTUS
                            ------------------------



                          JANNEY MONTGOMERY SCOTT INC.
                        GERARD KLAUER MATTISON & CO., LLC


                                           , 1996

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


SEC registration fee........................................................  $    11,649
NASD filing fee.............................................................        3,878
NASDAQ National Market listing fee..........................................       66,827*
Legal fees and expenses.....................................................      150,000*
Accounting fees and expenses................................................      110,000*
Blue sky fees and expenses..................................................       10,000*
Transfer Agent and Registrar fees and expenses..............................        2,000*
Printing costs..............................................................       30,000*
Miscellaneous...............................................................       10,646*
                                                                              -----------
     TOTAL..................................................................  $   395,000*
                                                                              ===========



------------------
*Estimated.

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation contains a provision which limits the personal liability of directors to the Company or the stockholders for monetary damages for breach of fiduciary duty. The Certificate of Incorporation provides that a director of the Company shall not be personally liable for a breach of fiduciary duty as a director except for liabilities (i) for any breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for an unlawful dividend payment or an unlawful repurchase of stock, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Certificate of Incorporation also provides that the Company will indemnify and pay legal expenses and damages incurred by officers and directors in any legal action arising from their actions as agents of the Company as long as the officer or director had acted in good faith in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

     Nothing in these provisions eliminates a director's fiduciary duty to act with care or precludes a stockholder from pursuing injunctive or other equitable remedies.

     Under Section 145 of the Delaware General Corporation Law, as amended, the Company has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the Company if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

     See Section 8(b) of the Underwriting Agreement, filed as Exhibit 1 hereto, pursuant to which the Underwriters agree to indemnify the Company, its directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

     The Company has also purchased directors' and officers' liability insurance.

Item 16.  EXHIBITS


 EXHIBIT NO.
--------------

     + 1        Form of Underwriting Agreement among the Company, Janney Montgomery Scott Inc. and Gerard
                Klauer Mattison & Co., LLC


 EXHIBIT NO.
--------------
      2.1       Joint Venture Asset Transfer Agreement between Engelhard and Engelhard DT, Inc. and the Company and ICC Desiccant Technologies, Inc., dated September 8, 1993, was filed as Exhibit A to the
                Company's Definitive Proxy Statement dated December 23, 1993 for Stockholders Meeting held
                January 17, 1994 and is hereby incorporated by reference.


    + 2.2       Amendment dated December 20, 1993 to Joint Venture Asset Transfer Agreement between Engelhard and Engelhard DT, Inc. and the Company and ICC Desiccant Technologies, Inc., dated September 8,
                1993.


      2.3       Agreement for Purchase and Sale of Assets by and between the Partnership and Ciba-Geigy dated
                November 29, 1994 was filed as Exhibit 10(p) to the Company's Form 10-K for year ended December
                31, 1994 and is hereby incorporated by reference.
      4.1       The Company's Certificate of Designation for Series F Preferred Stock and Series G Convertible
                Preferred Stock, was filed as an Exhibit to the Company's Form 10-K for the fiscal year ended
                December 31, 1989 and is hereby incorporated by reference.
      4.2       The Company's Certificate of Designation for Series H Convertible Preferred Stock, was filed as an Exhibit to the Company's Form 8-K dated March 26, 1991 and is hereby incorporated by reference.
      4.3       The Company's Certificate of Designation for Series I Preferred Stock, was filed as an Exhibit to the Company's Form 8-K dated March 12, 1992 and is hereby incorporated by reference.
      4.4       The Company's Certificate of Designation for Series J Preferred Stock, was filed as an Exhibit to the Company's Form 8-K dated June 8, 1992 and is hereby incorporated by reference.


       5        Opinion of Mesirov Gelman Jaffe Cramer & Jamieson.


     10.1       Lease Agreement for the Partnership's Executive Offices dated June 14, 1989, was filed as an
                Exhibit to the Company's Form 8-K filed June 12, 1990 and is hereby incorporated by reference.
     10.2       The Company's Incentive Stock Option Plan, as amended, was filed as Exhibit 4(g) to the
                Company's Registration Statement on Form S-8, No. 33-85636 filed on October 26, 1994 and is hereby incorporated by reference.
     10.3       The Company's Nonqualified Stock Option Plan, as amended and restated, was filed as Exhibit C to the Company's Definitive Proxy Statement dated November 18, 1994 for Stockholders Meeting held December 15, 1994 and is hereby incorporated by reference.
     10.4       The Company's Equity Plan for Directors, was filed as Appendix A to the Company's Definitive
                Proxy Statement dated November 18, 1994 for Stockholders Meeting held December 15, 1994 and is hereby incorporated by reference.
     10.5       Agreement to Restructure and Retire the ICC Technologies, Inc. Lease Financing Obligations to
                Textron Financial Corporation, was filed as an exhibit to the Company's Form 8-K filed June 12,
                1990 and is hereby incorporated by reference.
     10.6       Conversion and Waiver Agreement between RIT Capital Partners, plc, Warburg, Pincus Capital
                Company L.P. and the Company dated June 6, 1990 including all exhibits thereto, was filed as an exhibit to the Company's Form 10-K for the fiscal year ended December 31, 1989 and is hereby incorporated by reference.
     10.7       Joint Development Program Agreement between the Company and Engelhard dated May 26, 1992, was filed as Exhibit 10(f) to the Company's Form 10-K for the fiscal year ended December 31, 1992 and is hereby incorporated by reference.
     10.8       Employment Agreement between William A. Wilson and the Company, dated July 2, 1991, was filed as an exhibit to the Company's Quarterly Report on Form 10-Q for period ended September 30,
                1991 and is hereby incorporated by reference.
     10.9       Amendment dated February 28, 1994 to Employment Agreement between William A. Wilson and the
                Company was filed as Exhibit 10(h)2 to the Company's 10-K for the fiscal year ended December
                31, 1994 and is hereby incorporated by reference.


 EXHIBIT NO.
--------------

    +10.10      General Partnership Agreement of Engelhard/ICC, between Engelhard DT Inc. and ICC Desiccant
                Technologies, Inc., dated February 7, 1994.


     10.11      Technology License Agreement between Engelhard and the Company and the Partnership, dated
                February 7, 1994, was filed as Exhibit 10(j) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and is hereby incorporated by reference.
     10.12      Supply Agreement between the Partnership and Engelhard dated February 7, 1994, was filed as
                Exhibit 10(k) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and is hereby incorporated by reference.
     10.13      Employment Agreement between Irwin L. Gross and the Partnership dated February 8, 1994, was filed as Exhibit 10(l) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and is hereby incorporated by reference.
     10.14      Royalty Agreement between the Partnership and James Coellner and Dean Calton dated February 8,
                1994, was filed as Exhibit 10(m) to the Company's Form 10-K for the fiscal year ended December
                31, 1993 and is hereby incorporated by reference.
     10.15      Lease Agreement for the Partnership's manufacturing space, dated March 25, 1993, was filed as
                Exhibit 10(n) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and is hereby incorporated by reference.
     10.16      License Agreement by and between the Partnership and Ciba Composites Anaheim, a business unit of Ciba Composites, a Division of Ciba-Geigy, dated November 29, 1994, was filed as Exhibit
                10.1 to the Company's 10-Q for period ended September 30, 1995 and is hereby incorporated by reference.
     10.17      Manufacturing and Supply Agreement by and between the Partnership and Ciba Composites Anaheim, a business unit of Ciba Composites, a Division of Ciba-Geigy Corporation, dated November 29,
                1994, was filed as Exhibit 10.2 to the Company's 10-Q for period ended September 30, 1995 and is hereby incorporated by reference.
     10.18      Technical Information, Trademark and Patent License Agreement by and between the Partnership and Chung-Hsin, dated March 27, 1995, was filed as Exhibit 10.3 to the Company's 10-Q for period ended September 30, 1995 and is hereby incorporated by reference.
     10.19      Supply Agreement by and between the Partnership and Chung-Hsin, dated March 27, 1995, was filed as Exhibit 10.4 to the Company's 10-Q for period ended September 30, 1995 and is hereby incorporated by reference.
     10.20      Agreement by and among Engelhard, the Company and the Partnership, dated April 1, 1995 relating to the Dade County Industrial Development Revenue Bonds, was filed as Exhibit 10.5 to the
                Company's 10-Q for period ended September 30, 1995 and is hereby incorporated by reference.
     10.21      Memorandum of Understanding by and between the Partnership and Samsung, dated June 30, 1995, was filed as Exhibit 10.6 to the Company's 10-Q for period ended September 30, 1995 and is hereby incorporated by reference.
     10.22      Form of Amendment dated August 9, 1995 to Agreement of October 6, 1992 regarding formation of
                ICC International by and between the Partnership and AB Air was filed as Exhibit 10.7 to the
                Company's 10-Q for period ended September 30, 1995 and is hereby incorporated by reference.


     10.23      Agreement Regarding Joint Development Program between the Partnership and AB Air dated August
                21, 1995.


     23.1       Consent of Mesirov Gelman Jaffe Cramer & Jamieson is included in their opinion filed as Exhibit
                5 hereto.
     23.2       Consent of Coopers & Lybrand L.L.P., independent accountants.


     +24        Power of attorney (set forth on signature page hereto).




------------------
+ Previously filed.

Item 17.  UNDERTAKINGS


     (a)  The undersigned Registrant hereby undertakes:

          (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as at the time it was declared effective.

          (ii) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions discussed in Item 15 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-2 and has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on January 10, 1996.


                                          ICC TECHNOLOGIES, INC.

                                          By:      /s/  IRWIN L. GROSS
                                              ----------------------------
                                              Irwin L. Gross
                                              Chairman and President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                 SIGNATURE                   TITLE                                                DATE

/s/ IRWIN L. GROSS                           Chairman of the Board                              January 10, 1996
--------------------------                   and President
Irwin L. Gross                               (Principal Executive
                                             Officer)


/s/ WILLIAM A. WILSON                        Vice Chairman of the                               January 10, 1996
--------------------------                   Board and Director
William A. Wilson


/s/ MANFRED HANUSCHEK                        Chief Financial                                    January 10, 1996
--------------------------                   Officer and Treasurer
Manfred Hanuschek                            (Principal Financial and
                                             Accounting Officer)

/s/ ALBERT RESNICK                           Director                                           January 10, 1996
--------------------------
Albert Resnick

/s/ STEPHEN SCHACHMAN                        Director                                           January 10, 1996
--------------------------
Stephen Schachman

/s/ ANDREW SHAPIRO                           Director                                           January 10, 1996
--------------------------
Andrew Shapiro

/s/ MARK S. HAUSER                           Director                                           January 10, 1996
--------------------------
Mark S. Hauser



                                 EXHIBITS INDEX


 EXHIBIT NO.
--------------


+ 1             Form of Underwriting Agreement among the Company, Janney Montgomery Scott Inc. and Gerard Klauer
                Mattison & Co., LLC


  2.1           Joint Venture Asset Transfer Agreement between Engelhard and Engelhard DT, Inc. and the Company and ICC Desiccant Technologies, Inc., dated September 8, 1993, was filed as Exhibit A to the
                Company's Definitive Proxy Statement dated December 23, 1993 for Stockholders Meeting held January
                17, 1994 and is hereby incorporated by reference.


 +2.2           Amendment dated December 20, 1993 to Joint Venture Asset Transfer Agreement between Engelhard and
                Engelhard DT, Inc. and the Company and ICC Desiccant Technologies, Inc., dated September 8, 1993.


  2.3           Agreement for Purchase and Sale of Assets by and between the Partnership and Ciba-Geigy dated
                November 29, 1994 was filed as Exhibit 10(p) to the Company's Form 10-K for year ended December
                31, 1994 and is hereby incorporated by reference.

  4.1           The Company's Certificate of Designation for Series F Preferred Stock and Series G Convertible
                Preferred Stock, was filed as an Exhibit to the Company's Form 10-K for the fiscal year ended
                December 31, 1989 and is hereby incorporated by reference.

  4.2           The Company's Certificate of Designation for Series H Convertible Preferred Stock, was filed as an
                Exhibit to the Company's Form 8-K dated March 26, 1991 and is hereby incorporated by reference.

  4.3           The Company's Certificate of Designation for Series I Preferred Stock, was filed as an Exhibit to the Company's Form 8-K dated March 12, 1992 and is hereby incorporated by reference.

  4.4           The Company's Certificate of Designation for Series J Preferred Stock, was filed as an Exhibit to the Company's Form 8-K dated June 8, 1992 and is hereby incorporated by reference.


  5             Opinion of Mesirov Gelman Jaffe Cramer & Jamieson.


 10.1           Lease Agreement for the Partnership's Executive Offices dated June 14, 1989, was filed as an
                Exhibit to the Company's Form 8-K filed June 12, 1990 and is hereby incorporated by reference.

 10.2           The Company's Incentive Stock Option Plan, as amended, was filed as Exhibit 4(g) to the Company's
                Registration Statement on Form S-8, No. 33-85636 filed on October 26, 1994 and is hereby incorporated by reference.

 10.3           The Company's Nonqualified Stock Option Plan, as amended and restated, was filed as Exhibit C to the Company's Definitive Proxy Statement dated November 18, 1994 for Stockholders Meeting held
                December 15, 1994 and is hereby incorporated by reference.

 10.4           The Company's Equity Plan for Directors, was filed as Appendix A to the Company's Definitive Proxy
                Statement dated November 18, 1994 for Stockholders Meeting held December 15, 1994 and is hereby incorporated by reference.

 10.5           Agreement to Restructure and Retire the ICC Technologies, Inc. Lease Financing Obligations to
                Textron Financial Corporation, was filed as an exhibit to the Company's Form 8-K filed June 12,
                1990 and is hereby incorporated by reference.

 10.6           Conversion and Waiver Agreement between RIT Capital Partners, plc, Warburg, Pincus Capital Company
                L.P. and the Company dated June 6, 1990 including all exhibits thereto, was filed as an exhibit to the Company's Form 10-K for the fiscal year ended December 31, 1989 and is hereby incorporated by reference.


 10.7           Joint Development Program Agreement between the Company and Engelhard dated May 26, 1992, was filed as Exhibit 10(f) to the Company's Form 10-K for the fiscal year ended December 31, 1992 and is hereby incorporated by reference.

 10.8           Employment Agreement between William A. Wilson and the Company, dated July 2, 1991, was filed as an exhibit to the Company's Quarterly Report on Form 10-Q for period ended September 30, 1991 and is hereby incorporated by reference.

 10.9           Amendment dated February 28, 1994 to Employment Agreement between William A. Wilson and the
                Company was filed as Exhibit 10(h)2 to the Company's 10-K for the fiscal year ended December 31,
                1994 and is hereby incorporated by reference.


+10.10          General Partnership Agreement of Engelhard/ICC, between Engelhard DT Inc. and ICC Desiccant
                Technologies, Inc., dated February 7, 1994.


 10.11          Technology License Agreement between Engelhard and the Company and the Partnership, dated February
                7, 1994, was filed as Exhibit 10(j) to the Company's Form 10-K for the fiscal year ended December
                31, 1993 and is hereby incorporated by reference.

 10.12          Supply Agreement between the Partnership and Engelhard dated February 7, 1994, was filed as
                Exhibit 10(k) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and is hereby incorporated by reference.

 10.13          Employment Agreement between Irwin L. Gross and the Partnership dated February 8, 1994, was filed as Exhibit 10(l) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and is hereby incorporated by reference.

 10.14          Royalty Agreement between the Partnership and James Coellner and Dean Calton dated February 8,
                1994, was filed as Exhibit 10(m) to the Company's Form 10-K for the fiscal year ended December 31,
                1993 and is hereby incorporated by reference.

 10.15          Lease Agreement for the Partnership's manufacturing space, dated March 25, 1993, was filed as Exhibit 10(n) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and is hereby incorporated by reference.

 10.16          License Agreement by and between the Partnership and Ciba Composites Anaheim, a business unit of
                Ciba Composites, a Division of Ciba-Geigy, dated November 29, 1994, was filed as Exhibit 10.1 to the Company's 10-Q for period ended September 30, 1995 and is hereby incorporated by reference.

 10.17          Manufacturing and Supply Agreement by and between the Partnership and Ciba Composites Anaheim, a business unit of Ciba Composites, a Division of Ciba-Geigy Corporation, dated November 29, 1994, was filed as Exhibit 10.2 to the Company's 10-Q for period ended September 30, 1995 and is hereby incorporated by reference.

 10.18          Technical Information, Trademark and Patent License Agreement by and between the Partnership and
                Chung-Hsin, dated March 27, 1995, was filed as Exhibit 10.3 to the Company's 10-Q for period ended
                September 30, 1995 and is hereby incorporated by reference.

 10.19          Supply Agreement by and between the Partnership and Chung-Hsin, dated March 27, 1995, was filed as
                Exhibit 10.4 to the Company's 10-Q for period ended September 30, 1995 and is hereby incorporated by reference.

 10.20          Agreement by and among Engelhard, the Company and the Partnership, dated April 1, 1995 relating to the Dade County Industrial Development Revenue Bonds, was filed as Exhibit 10.5 to the Company's
                10-Q for period ended September 30, 1995 and is hereby incorporated by reference.

 10.21          Memorandum of Understanding by and between the Partnership and Samsung, dated June 30, 1995, was filed as Exhibit 10.6 to the Company's 10-Q for period ended September 30, 1995 and is hereby incorporated by reference.

 10.22          Form of Amendment dated August 9, 1995 to Agreement of October 6, 1992 regarding formation of ICC
                International by and between the Partnership and AB Air was filed as Exhibit 10.7 to the Company's
                10-Q for period ended September 30, 1995 and is hereby incorporated by reference.


 10.23          Agreement Regarding Joint Development Program between the Partnership and AB Air dated August 21,
                1995.


 23.1           Consent of Mesirov Gelman Jaffe Cramer & Jamieson is included in their opinion filed as Exhibit 5 hereto.

 23.2           Consent of Coopers & Lybrand L.L.P., independent accountants.


+24             Power of attorney (set forth on signature page hereto).

------------------
+ Previously filed.

                 APPENDIX A FOR GRAPHIC AND IMAGE MATERIAL

    Pursuant to Item 304 of Regulation S-T, the following table presents fair and accurate narrative descriptions of graphic and image material omitted from this EDGAR Submission File due to ASCII-incompatibility and cross-references this material to the location of each occurrence in the text.


      DESCRIPTION OF OMITTED                 LOCATION OF GRAPHIC
         GRAPHIC OR IMAGE                     OR IMAGE IN TEXT
      ----------------------                 -------------------
1. Four-color page on outside of             Inside front cover of the
gate-fold containing six graphs              Prospectus
depicting the following:

Graph showing number of dehumidification hours and cooling hours per month that the outdoor humidity and temperature exceed indoor air temperature of 75 degrees Fahrenheit and 50 percent relative humidity in Washington. The aggregate number of such dehumidification and cooling hours per year appears below such graph.

The following are the approximate number of dehumidification and cooling hours per month depicted in the graph for Washington:

Month          Dehumidification       Cooling
-----          ----------------       -------
Jan                   0                  0
Feb                   0                  0
Mar                   0                  0
Apr                   0                 25
May                 400                100
June                700                300
July                750                425
Aug                 750                450
Sep                 500                225
Oct                 200                 25
Nov                  25                  0
Dec                   0                  0


Graph showing number of dehumidification hours and cooling hours per month that the outdoor humidity and temperature exceed indoor air temperature of 75 degrees
Fahrenheit and 50 percent relative
humidity in New York. The aggregate number of such dehumidification and cooling hours per year appears below such graph.

The following are the approximate number of dehumidification and cooling hours per month depicted in the graph for New York:

Month          Dehumidification       Cooling
-----          ----------------       -------
Jan                   0                  0
Feb                   0                  0
Mar                   0                  0
Apr                   0                 25
May                   0                 75
June                550                250
July                750                400
Aug                 725                350
Sep                 450                175
Oct                  75                 50
Nov                   0                  0
Dec                   0                  0

Graph showing number of dehumidification hours and cooling hours per month that the outdoor humidity and temperature exceed indoor air temperature of 75 degrees Fahrenheit and 50 percent relative humidity in Houston.
The aggregate number of such dehumidification and cooling hours per year appears below such graph.

The following are the approximate number of dehumidification and cooling hours per month depicted in the graph for Houston:

Month          Dehumidification       Cooling
-----          ----------------       -------
Jan                 200                 25
Feb                 125                 25
Mar                 300                 50
Apr                 650                200
May                 725                400
June                725                575
July                750                675
Aug                 750                675
Sep                 725                500
Oct                 625                200
Nov                 300                 75
Dec                 275                 25

Graph showing number of dehumidification hours and cooling hours per month that the outdoor humidity and temperature exceed indoor air temperature of 75 degrees
Fahrenheit and 50 percent relative humidity in Tampa. The aggregate number of such dehumidification and cooling hours per year appears below such graph.

The following are the approximate number of dehumidification and cooling hours per month depicted in the graph for Tampa:

Month          Dehumidification       Cooling
-----          ----------------       -------
Jan                 375                 50
Feb                 250                 50
Mar                 400                100
Apr                 625                250
May                 750                450
June                725                600
July                750                700
Aug                 750                700
Sep                 725                650
Oct                 675                375
Nov                 600                150
Dec                 450                 50


Graph showing number of dehumidification hours and cooling hours per month that the outdoor humidity and temperature exceed indoor air temperature of 75 degrees
Fahrenheit and 50 percent relative humidity in Taipei. The aggregate number of such dehumidification and cooling hours per year appears below such graph.

The following are the approximate number of dehumidification and cooling hours per month depicted in the graph for Taipei:


Month          Dehumidification       Cooling
-----          ----------------       -------
Jan                 350                 25
Feb                 350                 50
Mar                 500                 75
Apr                 650                200
May                 750                450
June                725                600
July                750                750
Aug                 750                725
Sep                 725                625
Oct                 750                300
Nov                 675                100
Dec                 525                 50

Graph showing number of dehumidification hours and cooling hours per month that the outdoor humidity and temperature exceed indoor air temperature of 75 degrees Fahrenheit and 50 percent relative humidity in Tokyo. The aggregate number of such dehumidification and cooling hours per year appears below such graph.

The following are the approximate number of dehumidification and cooling hours per month depicted in the graph for Tokyo:

Month          Dehumidification       Cooling
-----          ----------------       -------
Jan                   0                  0
Feb                   0                  0
Mar                   0                  0
Apr                   0                 25
May                 500                 50
June                650                150
July                750                400
Aug                 750                525
Sep                 700                200
Oct                 200                 25
Nov                   0                  0
Dec                   0                  0

2. Four-color two-page spread on inside of gate     Inside front cover of the
fold containing a diagram showing a desiccant       Prospectus
climate control system.


3. Diagram depicting the basic operation            Page 29
of the gas or waste heat powered
climate control systems.


4. Four-color page depicting each of the            Inside back cover of the
following:                                          Prospectus

Photo showing desiccant and heat
exchange rotors

Photo showing ETS desiccant

Photo showing honeycomb substrate